As filed with the Securities and Exchange Commission on June 25, 2004

Registration No. 333-116373

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Boyd Gaming Corporation

(Exact name of registrant as specified in its charter)

Nevada	7990	88-0242733
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

2950 Industrial Road

Las Vegas, Nevada 89109

(702) 792-7200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Ellis Landau

Executive Vice President and Chief Financial Officer

Boyd Gaming Corporation

2950 Industrial Road

Las Vegas, Nevada 89109

(702) 792-7200

(Name, address, including zip code, and telephone number, including area code of agent for service)

Copy to:

Robert M. Mattson, Jr.

Tamara P. Tate

Brandon C. Parris

Morrison & Foerster LLP

19900 MacArthur Boulevard

Twelfth Floor

Irvine, California 92612

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS	CONFIDENTIAL

$350,000,000

Offer to Exchange

6.75% Senior Subordinated Notes Due 2014,

Which Have Been Registered Under the Securities Act of 1933,

for any and all Outstanding 6.75% Senior Subordinated Notes Due 2014

The Exchange Notes

We are offering to exchange $350 million aggregate principal amount of our 6.75% senior subordinated notes due 2014 that we have registered under the Securities Act (the exchange notes) for any and all outstanding 6.75% senior subordinated notes due 2014 that we issued on April 15, 2004 (the old notes). The terms of the exchange notes will be substantially similar to the old notes, except for the elimination of some transfer restrictions, registration rights and certain liquidated damage provisions relating to the old notes.

The exchange notes will mature on April 15, 2014. Interest on the exchange notes will accrue at 6.75% per year, and the interest will be payable semi-annually in arrears on April 15 and October 15, beginning October 15, 2004. We may redeem the exchange notes at any time on or after April 15, 2009. In addition, at any time prior to April 15, 2007, we may redeem up to 35% of the exchange notes with the net proceeds of one or more public equity offerings.

If we undergo a change of control or sell certain of our assets, we may be required to offer to purchase exchange notes from holders. The exchange notes will be our general unsecured obligations, will rank junior to all of our existing and future senior debt and will rank equally with all of our existing and future senior subordinated debt. In addition, the exchange notes will be effectively subordinated to all of the existing and future debt and other liabilities of our subsidiaries. The exchange notes will also be effectively subordinated to any secured debt, including debt under our bank credit facility.

Material Terms of The Exchange Offer

The exchange offer expires at 5:00 p.m., New York City time, on July 29, 2004, unless extended.

Our completion of the exchange offer is subject to customary conditions which we may waive.

Upon our completion of the exchange offer, all old notes that are validly tendered and not withdrawn will be exchanged for an equal principal amount of exchange notes that are registered under the Securities Act. Tenders of old notes may be withdrawn at any time prior to the expiration of the exchange offer.

The exchange of the exchange notes for old notes pursuant to the exchange offer will not be a taxable exchange for U.S. Federal income tax purposes.

We will not receive any proceeds from the exchange offer.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer or until any broker-dealer has sold all exchange notes held by it, we will make this prospectus available to such broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Please see “ Risk Factors” beginning on page 22 of this prospectus for a discussion of certain factors that you should consider before participating in this exchange offer.

Neither the Securities and Exchange Commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board, the Mississippi Gaming Commission, the New Jersey Casino Control Commission, the New Jersey Division of Gaming Enforcement, the Louisiana Gaming Control Board, the Louisiana State Racing Commission, the Illinois Gaming Board, the Indiana Gaming Commission nor any state securities commission, other state gaming commission or other gaming authority or other regulatory agency has approved or disapproved of the notes offered hereby or determined if this prospectus is truthful or complete. Any representation to the contrary is unlawful.

The date of this prospectus is June 25, 2004

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

You also may obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Information with respect to us also may be obtained from us at 2950 Industrial Road, Las Vegas, Nevada 89109 or by telephone at (702) 792-7200.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents have been filed with the SEC and are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 4, 2004;

•	Coast Casinos, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 9, 2004;

•	Amendment No. 1 to our Registration Statement on Form S-4 (file no. 333-113440), filed with the SEC on March 29, 2004;

•	our Quarterly Report on Form 10-Q for the period ended March 31, 2004, filed with the SEC on May 7, 2004;

•	Coast Casinos, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2004, filed with the SEC on May 13, 2004;

•	our Current Reports on Form 8-K filed with the SEC on April 30, 2004 and May 27, 2004; and

•	all other documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the exchange offer.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded does not, except as so modified or superseded, constitute a part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the request of such person, a copy of any or all of the documents that are incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Written or telephone requests should be directed to Boyd Gaming Corporation, 2950 Industrial Road, Las Vegas, Nevada 89109, Attention: Investor Relations; telephone (702) 792-7200.

To obtain timely delivery of documents incorporated by reference in this prospectus, you must request the information no later than five business days prior to the expiration of the exchange offer. The exchange offer will expire on July 29, 2004, unless extended.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include statements regarding our expectations, hopes or intentions regarding the future, including but not limited to statements regarding our strategy, competition (including the expansion of gaming into additional markets), expenses, indebtedness, development plans, financing, revenue, adjusted EBITDA, operations, earnings, expansion plans at Borgata, Blue Chip, Delta Downs and Stardust, regulations and compliance with applicable laws. Forward-looking statements also include statements regarding our pending merger with Coast Casinos, Inc., our pending tender offer for Coast Hotels and Casinos, Inc.’s 9.50% Senior Subordinated Notes due 2009, and our intent to finance the cash consideration and related costs of the Coast Casinos merger as well as refinance the debt assumed in the merger by replacing our existing bank credit facility with a new bank credit facility that contains a $1.1 billion 5-year revolving credit facility and a $500 million 7-year term loan.

There can be no assurances that the tender offer or merger will be consummated or that our new credit facility will become effective. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Among the factors that could cause actual results to differ materially from the forward-looking statements are the following: competition, regulation, difficulties in integrating the operations of the acquired entities, economic conditions, weather and other related risks. Additional factors that could cause actual results to differ materially from such forward-looking statements contained in this prospectus include the risks described in greater detail in “Risk Factors” and elsewhere in this prospectus. All forward-looking statements in this prospectus are made as of the date hereof, based on information available to us as of the date hereof, and we caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business that are addressed in this prospectus. We assume no obligation to update any forward-looking statement.

MARKET DATA

Market data used throughout this prospectus, including information relating to our relative position in the gaming industry, is based on the good faith estimates of management, which estimates are based upon their review of internal surveys, independent industry publications and other publicly available information. Although we believe that such sources are reliable, we do not guarantee the accuracy or completeness of this information, and we have not independently verified such information.

NOTICE TO RESIDENTS IN THE UNITED KINGDOM

This prospectus does not constitute an offer to the public within the meaning of the United Kingdom’s Financial Services and Markets Act 2000 or the Public Offers of Securities Regulations 1995. This prospectus is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Services and Markets Act 2000 (financial promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This prospectus is provided to recipients on a personal basis and must not be transferred or assigned or otherwise acted or relied upon by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

PROSPECTUS SUMMARY

The following summary contains basic information about this exchange offer. It does not contain all of the information that is important to you. For a more complete understanding of this exchange offer, we encourage you to read the entire document and the documents we have referred you to, especially the risks of investing in the notes discussed under “Risk Factors,” before investing in these notes. Unless the context otherwise indicates and except with respect to any description of the notes, references to “we,” “us,” and “our” are to Boyd Gaming Corporation and its subsidiaries, taken as a whole.

The Company

We are a multi-jurisdictional gaming company that has been operating for almost 30 years. We currently wholly own and operate thirteen casino facilities. These facilities are located in nine distinct gaming markets in five states. In addition, we and MGM MIRAGE each own 50% of a limited liability company that owns and operates Borgata Hotel Casino and Spa.

The following table sets forth certain information regarding our properties as of December 31, 2003 (except for Sam’s Town Shreveport, which we acquired on May 19, 2004):

	State	Facility Type	Year Opened or Acquired	Casino Space (Sq. Ft.)	Slot Machines	Table Games	Hotel Rooms	Land (Acres)
Las Vegas Strip
Stardust Resort and Casino	Nevada	Land-based	1985	75,000	1,437	73	1,552	61

Boulder Strip
Sam’s Town Las Vegas	Nevada	Land-based	1979	133,000	2,761	40	648	63
Eldorado Casino	Nevada	Land-based	1993	16,000	533	9	—	4
Jokers Wild Casino	Nevada	Land-based	1993	22,500	585	9	—	13

Downtown Las Vegas
California Hotel and Casino	Nevada	Land-based	1975	36,000	1,104	35	781	16
Fremont Hotel and Casino	Nevada	Land-based	1985	32,000	1,119	25	447	2
Main Street Station Casino, Brewery and Hotel	Nevada	Land-based	1993	28,500	893	19	406	15

Central Region
Sam’s Town Tunica	Mississippi	Dockside	1994	75,000	1,342	47	1,070	272
Par-A-Dice Hotel and Casino	Illinois	Dockside	1996	33,000	1,176	21	208	19
Treasure Chest Casino	Louisiana	Dockside	1997	24,000	965	40	—	14
Blue Chip Casino	Indiana	Dockside	1999	42,900	1,701	51	188	37
Delta Downs Racetrack and Casino	Louisiana	Land-based	2001	15,000	1,453	—	—	211
Sam’s Town Shreveport	Louisiana	Dockside	2004	28,400	1,220	30	510	18

Sub-total of wholly-owned properties				561,300	16,289	399	5,810	745
Borgata Hotel Casino and Spa	New Jersey	Land-based	2003	125,000	3,595	150	2,002	28

Total				686,300	19,884	549	7,812	773

Business Strategy and Competitive Strengths

Our business strategy is to provide our customers with a high-quality casino entertainment experience at an affordable price. We emphasize customer service and offer a comfortable environment in order to develop and maintain customer loyalty. We offer a variety of amenities to complement our guests’ gaming experiences, such as quality hotel rooms, varied dining choices and appealing entertainment options. We draw upon our extensive experience in the gaming industry to make each of our facilities appealing to a broad range of customers and employ a variety of marketing and promotional activities to attract customers. We regularly invest in our facilities to maintain their quality, appeal and competitiveness. In evaluating new opportunities, we seek gaming markets with strong demographics, good locations and limited potential for new competition that will enable us to obtain a competitive advantage and strong returns on investment.

Geographic Diversity.    We own and operate thirteen casino facilities, including seven in Nevada, three in Louisiana and one in each of Illinois, Indiana and Mississippi. Our properties in Nevada are located in three distinct markets around Las Vegas: the Las Vegas Strip, downtown Las Vegas and the Boulder Strip. In addition, Borgata, our 50% joint venture with MGM MIRAGE, is located in Atlantic City, New Jersey. This geographic diversity reduces our dependency on any one market. After giving effect to our pending merger with Coast Casinos, we will own or operate 18 casino entertainment facilities in ten distinct markets and six states.

Emphasis on Slot Revenues.    We emphasize slot revenues, the most consistently profitable segment of the gaming business. We offer a wide variety of games to attract customers, encourage them to play for longer periods of time and thereby promote the stability of our gaming revenues. For the twelve month period ended December 31, 2003, slot revenues comprised approximately 83% of our gaming revenues and approximately 64% of our gross revenues. After giving effect to our pending merger with Coast Casinos, we anticipate that slot revenue will continue to comprise a large portion of our gross revenue.

Comprehensive Marketing and Promotion.    We actively promote our casino entertainment offerings, hotels, restaurants and live entertainment using a variety of media including outdoor, print, broadcast and the Internet. We have developed and maintain an extensive customer database. We expand the database daily by obtaining mailing addresses and other marketing information from our casino customers. We employ a direct mail program targeting our database customers with a variety of product offerings, including incentives to visit our facilities frequently.

Downtown Properties Tap a Unique Niche Market.    We have developed a distinct niche for our downtown properties by focusing on customers from Hawaii. We believe that for almost 30 years the California, and more recently the Fremont and Main Street Station, have been the leading Las Vegas destinations for visitors from Hawaii. Through our Hawaiian travel agency, Vacations Hawaii, we currently operate six wide-body charter flights from Honolulu to Las Vegas each week, helping to ensure a stable supply of reasonably priced air seats. Vacations Hawaii operates pursuant to an agreement with Omni Air International to provide direct air service from Hawaii to Las Vegas. We also have strong, informal relationships with other Hawaiian travel agencies and offer affordable all-inclusive packages. These relationships combined with our Hawaiian promotions have allowed the California, the Fremont and Main Street Station to capture a significant share of the Hawaiian tourist trade in Las Vegas.

Opportunistic Acquisitions.    We have been opportunistic in acquiring gaming properties. Our acquired properties have historically generated a majority of their revenues from slot machines. We have made five acquisitions of gaming properties since 1996, and currently have a merger pending. In the future, we will continue to look for growth opportunities that allow us to maintain our geographic diversity.

Experienced Management Team.    We are an experienced gaming operator and have operated casinos in Las Vegas for almost 30 years. Our senior management team is an experienced group of industry veterans with an average tenure in the gaming industry or applicable fields of expertise of more than twenty years.

Recent Developments

Acquisition of Harrah’s Shreveport Hotel and Casino

On May 19, 2004, we acquired all of the outstanding limited and general partnership interests of the partnership that owned Harrah’s Shreveport Hotel and Casino in Shreveport, Louisiana, which we refer to as the “Shreveport Partnership.” We financed the cost of the acquisition, approximately $195 million, through availability under our existing credit facility and from a portion of the net proceeds obtained in connection with the sale of the old notes.

Following the closing of the transaction, the property was briefly closed to allow for an orderly transition of gaming operations. The property reopened on May 20, 2004 as “Sam’s Town Shreveport,” and is currently operating under the name “Sam’s Town Hotel and Casino.”

Sam’s Town Shreveport features a 510-room hotel, four restaurants, convention center, spa and 28,400 square feet of casino space.

In connection with our acquisition of the Shreveport Partnership, Harrah’s filed a motion to dismiss, with prejudice, the action that Harrah’s of Lake Charles, LLC (formerly the Players Lake Charles, LLC), Harrah’s Star Partnership (formerly the Showboat Star Partnership) and several individuals, collectively, the plaintiffs, brought against DDRA Capital, Inc. (the former owner of Delta Downs), the Calcasieu Parish Police Jury and Boyd Racing, L.L.C., the entity that owns and operates Delta Downs. On May 20, 2004 the state district court in Calcasieu Parish, Louisiana, granted the plaintiff’s motion to dismiss the action, with prejudice.

Pending Merger with Coast Casinos

On February 9, 2004, we announced that we entered into an agreement to acquire Coast Casinos, Inc., which we refer to as “Coast Casinos,” in a merger transaction. Under the agreement, Coast Casinos will become a wholly-owned subsidiary of Boyd Gaming Corporation. The transaction is expected to be completed in mid-2004, subject to obtaining gaming and other approvals and customary closing conditions. In April 2004, our stockholders, as well as the stockholders of Coast Casinos, approved the transaction at their respective annual meetings.

On a fully-diluted basis, Coast Casinos’ stockholders will receive approximately $495 million in cash, and we will issue approximately 19.4 million shares of our common stock to Coast Casinos’ stockholders. The stock consideration is valued at approximately $325 million based upon our 10-day average daily closing stock price for the period ended February 5, 2004. In addition, we estimate that we will assume approximately $460 million of Coast Casinos’ debt, a substantial portion of which we have offered to purchase pursuant to a pending tender offer which is conditioned on, among other things, the satisfaction of the conditions to consummate the merger. See “— Recent Developments — Tender Offer for Coast Hotels’ Debt.”

Through its wholly-owned subsidiary, Coast Hotels and Casinos, Inc., which we refer to as “Coast Hotels,” Coast Casinos owns and operates four Las Vegas hotel-casinos and is currently developing a fifth hotel-casino:

•	The Orleans Hotel and Casino, which opened in December 1996, is located approximately one and one-half miles west of the Las Vegas Strip on Tropicana Avenue;

•	Gold Coast Hotel and Casino, which opened in December 1986, is located approximately one mile west of the Las Vegas Strip on Flamingo Road;

•	Suncoast Hotel and Casino, which opened in September 2000, is located near Summerlin in the west end of the Las Vegas valley, approximately nine miles from the Las Vegas Strip;

•	Barbary Coast Hotel and Casino, which opened in March 1979, is located on the Las Vegas Strip; and

•	South Coast, a hotel-casino upon which construction has recently begun, is located on Las Vegas Boulevard South, adjacent to Interstate 15 and approximately six miles south of Tropicana Avenue. The development is subject to the many risks that are inherent in construction projects, including unanticipated design, construction, regulatory and environmental problems, and timing delays. There is no assurance that Coast Casinos will actually complete the project on time, or within established budgets, if at all.

The following table sets forth certain information regarding Coast Casinos’ properties as of December 31, 2003:

	State	Facility Type	Year Opened or Acquired	Casino Space (Sq. Ft.)	Slot Machines	Table Games	Hotel Rooms	Land (Acres)
The Orleans	Nevada	Land-based	1996	135,000	2,976	64	1,426	80
Gold Coast	Nevada	Land-based	1986	87,000	2,047	52	711	26
Suncoast	Nevada	Land-based	2000	82,000	2,359	60	419	50
Barbary Coast	Nevada	Land-based	1979	30,000	601	36	197	4

Total				334,000	7,983	212	2,753	160

Tender Offer for Coast Hotels’ Debt

On May 14, 2004, in connection with our pending merger of Coast Casinos, we commenced a cash tender offer and consent solicitation, the “tender offer,” for any and all of the $325 million outstanding aggregate principal amount of Coast Hotels’ 9.50% Senior Subordinated Notes due 2009. The tender offer, which was originally scheduled to expire on June 16, 2004, has been extended and will expire at 9:00 a.m., New York City time on July 1, 2004, the “expiration date,” unless we further extend or terminate it prior to that time. The tender offer is conditioned on, among other things, the satisfaction of the conditions to consummate the merger.

Pursuant to the tender offer, holders who validly tendered their Coast Hotels’ notes by 5:00 p.m., New York City time, on May 27, 2004, the “consent date,” will receive total consideration of $1,051.25, consisting of (i) a purchase price of $1,031.25 per $1,000 principal amount of notes and (ii) a consent payment of $20.00 per $1,000 principal amount of notes accepted for purchase. All holders whose notes are accepted for payment will also receive accrued and unpaid interest up to, but not including, the applicable date of payment for the notes pursuant to the tender offer. Holders who validly tender their notes after the consent date and on or prior to the expiration date will not be entitled to receive the consent payment. The settlement date for notes accepted for purchase in the tender offer will be promptly after the expiration date.

On May 28, 2004, we announced that we received the requisite consents necessary to adopt certain amendments to the indenture governing Coast Hotels’ notes. As of 5:00 p.m. on May 27, 2004, holders of $300.5 million, or approximately 92.5%, aggregate principal amount of the outstanding Coast Hotels’ notes delivered valid tenders and consents pursuant to the tender offer. Adoption of the amendments required the consent of holders of at least a majority of the aggregate principal amount of the outstanding Coast Hotels’ notes under the indenture. When operative, the amendments will eliminate substantially all of the restrictive covenants and certain events of default in the indenture governing Coast Hotels’ notes.

Although the supplemental indenture adopting the amendments has been executed and is effective, the provisions of the supplemental indenture will not become operative until we accept for payment Coast Hotels’ notes tendered pursuant to the tender offer, which will occur on the same date that the merger with Coast Casinos is consummated. Once the provisions of the supplemental indenture become operative, they will be binding upon the holders of the Coast Hotels’ notes, including those not tendered into the tender offer.

New Bank Credit Facility

On May 20, 2004, we announced that we entered into a $1.6 billion credit facility, consisting of a five-year $1.1 billion revolver and a seven-year $500 million term loan. The new credit facility will replace our existing credit facility, and its effectiveness is subject to the completion of our pending merger with Coast Casinos, regulatory approval and the satisfaction of other standard conditions.

We intend to use availability under the new credit facility to finance the cash portion of the merger consideration and the related costs of our pending merger with Coast Casinos, to finance our tender offer for, and refinancing of, Coast Hotels’ debt and to repay our outstanding bank debt under our current credit facility and Coast Hotels’ bank debt under its current credit facility.

The Exchange Offer

The Exchange Offer

We are offering to exchange an aggregate of $350 million principal amount of our exchange notes for $350 million of our old notes. Old notes may be exchanged in integral multiples of $1,000 principal amount. To be exchanged, an old note must be properly tendered and accepted. All outstanding old notes that are validly tendered and not validly withdrawn will be exchanged for exchange notes issued on or promptly after the expiration date of the exchange offer. Currently, there is $350 million aggregate principal amount of old notes outstanding and no exchange notes outstanding.

The form and terms of the exchange notes will be substantially identical to those of the old notes except that the exchange notes will have been registered under the Securities Act. Therefore, the exchange notes will not be subject to certain contractual transfer restrictions, registration rights and certain liquidated damage provisions applicable to the old notes prior to consummation of the exchange offer.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time on July 29, 2004, unless extended, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

Withdrawal	You may withdraw the tender of your old notes at any time prior to the expiration date of the exchange offer. See “The Exchange Offer — Withdrawal Rights.”

Conditions to the Exchange Offer

The exchange offer is subject to customary conditions which we may waive. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. See “The Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes	If you are a holder of old notes who wishes to accept the exchange offer, you must:

•	properly complete, sign and date the accompanying letter of transmittal (including any documents required by the letter of transmittal), or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with your old notes, to the exchange agent at the address set forth under “The Exchange Offer — Exchange Agent”; or

•	arrange for The Depository Trust Company to transmit certain required information, including an agent’s message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, to the exchange agent in connection with a book-entry transfer.

By tendering your old notes in either manner, you will be representing, among other things, that:

•	you are acquiring the exchange notes issued to you in the exchange offer in the ordinary course of your business;

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes issued to you in the exchange offer; and

•	you are not an “affiliate” of ours within the meaning of Rule 144 under the Securities Act.

See “The Exchange Offer — Procedures for Tendering Old Notes.”

Special Procedures for Beneficial Owners

If you beneficially own old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender your beneficially owned old notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender the old notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date. See “The Exchange Offer — Procedures for Tendering Old Notes.”

Guaranteed Delivery Procedures	If you wish to tender your old notes, but:

•	your old notes are not immediately available; or

•	you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent prior to the expiration date; or

•	the procedures for book-entry transfer of your old notes cannot be completed prior to the expiration date,

you may tender your old notes pursuant to the guaranteed delivery procedures set forth in this prospectus and the letter of transmittal. See “The Exchange Offer — Guaranteed Delivery Procedures.”

Acceptance of Old Notes for Exchange and Delivery of Exchange Notes

Upon effectiveness of the registration statement of which this prospectus is a part and commencement of the exchange offer, we will accept any and all old notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The exchange notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer — Acceptance of Old Notes For Exchange and Delivery of Exchange Notes.”

Certain Federal Income Tax Considerations	The exchange of exchange notes for old notes in the exchange offer will not be a taxable exchange for U.S. federal income tax purposes. See “Certain Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Fees and Expenses

We will pay all expenses incident to the consummation of the exchange offer and compliance with the registration rights agreement. We will also pay certain transfer taxes applicable to the exchange offer. See “The Exchange Offer — Fees and Expenses.”

Termination of Certain Rights

The old notes were issued and sold in a private offering to Deutsche Bank Securities Inc., Banc of America Securities LLC, CIBC World Markets Corp., Bear, Stearns & Co. Inc., Lehman Brothers Inc., Wells Fargo Securities, LLC, Credit Lyonnais Securities (USA) Inc., Commerzbank Aktiengesellschaft, Piper Jaffray & Co. and Scotia Capital (USA) Inc., as the initial purchasers, on April 15, 2004. In connection with that sale, we executed and delivered a registration rights agreement for the benefit of the noteholders.

Pursuant to the registration rights agreement, holders of old notes: (i) have rights to receive liquidated damages in certain instances; and (ii) have certain rights intended for the holders of unregistered securities. Holders of exchange notes will not be, and upon consummation of the exchange offer, holders of old notes will no longer be, entitled to the right to receive liquidated damages in certain instances, as well as certain other rights under the registration rights agreement for holders of unregistered securities. See “The Exchange Offer.”

Resale of Exchange Notes

We believe, based on an interpretation by the staff of the SEC contained in no-action letters issued to third parties in other transactions, that you may offer to sell, sell or otherwise transfer the exchange notes issued to you in this exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act; provided that:

•	you are acquiring the exchange notes issued to you in the exchange offer in the ordinary course of your business;

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes issued to you in the exchange offer; and

•	you are not an “affiliate” of ours within the meaning of Rule 144 under the Securities Act.

If you are a broker-dealer and you receive exchange notes for your own account in exchange for old notes that you acquired for your own account as a result of market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus if you decide to resell your exchange notes. See “Plan of Distribution.”

Consequences of Failure to Exchange

If you do not tender your old notes or if you tender your old notes improperly, you will continue to be subject to the restrictions on transfer of your old notes as contained in the legend on the old notes. In general, you may not sell or offer to sell the old notes, except pursuant to a registration statement under the Securities Act or any exemption from registration thereunder and in compliance with all applicable state securities laws. See “The Exchange Offer — Consequences of Failure to Exchange.”

Exchange Agent	Wells Fargo Bank, National Association, is the exchange agent for the exchange offer.

The Exchange Notes

The form and terms of the exchange notes will be substantially identical to those of the old notes except that the exchange notes will have been registered under the Securities Act. Therefore, the exchange notes will not be subject to certain transfer restrictions, registration rights and certain liquidated damage provisions applicable to the old notes prior to the consummation of the exchange offer.

Issuer	Boyd Gaming Corporation
2950 Industrial Road
Las Vegas, Nevada 89109
(702) 792-7200

Total Amount of Exchange Notes Offered	Up to $350 million in aggregate principal amount of 6.75% senior subordinated notes due 2014.

Maturity	April 15, 2014.

Interest	6.75% per year.

Interest Payment Dates	Interest on the exchange notes will be payable semi-annually in arrears on April 15 and October 15, beginning on October 15, 2004.

Subordination

The exchange notes will be our general unsecured obligations, will rank junior to all of our existing and future senior debt and will rank equally with all of our existing and future senior subordinated debt. In addition, the exchange notes will be effectively subordinated to all of the existing and future debt and other liabilities of our subsidiaries. The exchange notes will also be effectively subordinated to any secured debt, including debt under our bank credit facility. See “Description of Exchange Notes — Subordination.”

As of March 31, 2004, after giving effect to the completion of the offering of the old notes and the application of the net proceeds therefrom, we estimate that we and our subsidiaries would have had $215.5 million of senior debt, of which $15.5 million would have been secured. In addition, approximately $400.0 million would have been available to borrow under our bank credit facility.

As of March 31, 2004, after giving effect to the completion of the offering of the old notes and the application of the net proceeds therefrom, our acquisition of the Shreveport Partnership, our pending merger with Coast Casinos, our pending tender offer for Coast Hotels’ debt and the effectiveness of our new credit facility we estimate that, on a pro forma basis:

•	we and our subsidiaries would have had $1.357 billion of senior debt, of which $1.157 billion would have been secured;

•	approximately $458.7 million would have been available to borrow under our bank credit facility; and

•	we and our subsidiaries, would have had $550.0 million of debt which ranked equally with the notes being offered pursuant to this prospectus.

See “Capitalization” and “Description of Other Indebtedness — Bank Credit Facility.”

Optional Redemption

On or after April 15, 2009, we may redeem some or all of the exchange notes at the redemption prices listed in the “Description of Exchange Notes” section under the heading “Optional Redemption,” plus accrued and unpaid interest.

Optional Redemption After Equity Offerings	At any time before April 15, 2007, we can choose to redeem up to 35% of the outstanding exchange notes with money that we raise in one or more public equity offerings, as long as:

•	we pay 106.750% of the principal amount of the exchange notes, plus accrued and unpaid interest to the date of redemption;

•	we redeem the exchange notes within 45 days of closing the public equity offering; and

•	at least 65% of the aggregate principal amount of the exchange notes issued remains outstanding afterwards (excluding notes held by Boyd Gaming and its subsidiaries).

See “Description of Exchange Notes — Optional Redemption.”

Redemption Based Upon Gaming Laws

The exchange notes are subject to redemption requirements imposed by gaming laws and regulations of gaming authorities in jurisdictions in which we conduct gaming operations. See “Description of Exchange Notes — Mandatory Disposition or Redemption Pursuant to Gaming Laws.”

Mandatory Offer to Repurchase

If a change of control of our company occurs, we must give holders of the exchange notes the opportunity to sell us their exchange notes at 101% of their principal amount, plus accrued and unpaid interest.

Asset Sale Proceeds

If we or certain of our subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within a specified period of time, prepay debt or make an offer to purchase a principal amount of the exchange notes equal to the excess net cash proceeds. The purchase price of the exchange notes would be 100% of their principal amount, plus accrued and unpaid interest.

Certain Indenture Provisions	The indenture governing the exchange notes contains covenants that, among other things, limit our (and our restricted subsidiaries’) ability to:

•	incur additional debt;

•	pay dividends or distributions on our capital stock or repurchase our capital stock;

•	make certain investments;

•	create liens on our assets to secure debt;

•	enter into transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer and sell assets.

These covenants are subject to a number of important limitations and exceptions. See “Description of Exchange Notes.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes.

Risk Factors

See the section entitled “Risk Factors” for a description of certain of the risks you should consider before participating in the exchange offer, including factors affecting forward-looking statements.

Summary Financial Data

We have derived the following summary historical financial data for each of the three years ended December 31 from our audited consolidated financial statements. We have derived the summary historical financial data for the three months ended March 31, 2004 and 2003 from our unaudited condensed consolidated financial statements, which include all adjustments, consisting only of normal recurring adjustments, which are, in our opinion, necessary for a fair presentation of our results of operations for such periods. The results of operations for the three months ended March 31, 2004 and 2003 are not necessarily indicative of the results for the full year. The summary data below should be read in conjunction with “Selected Consolidated Financial Data,” with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the notes which are incorporated by reference in this prospectus.

During the three year period ended December 31, 2003, we have expanded our business. In May 2001, we acquired substantially all of the assets of the Delta Downs Racetrack in Vinton, Louisiana. Delta Downs began casino operations in February 2002 with approximately 1,500 slot machines. On July 3, 2003, Borgata, our 50% owned joint venture, began operations. We use the equity method to account for our investment in Borgata. In addition, on May 19, 2004, we completed our acquisition of the Shreveport Partnership. See “Recent Developments — Acquisition of Harrah’s Shreveport Hotel and Casino.”

	Three Months Ended March 31,				Years Ended December 31,
	2004		2003		2003		2002		2001
	(In thousands, except ratios)
Statement of Operations Data:
Net revenues	$330,038		$321,856		$1,253,070		$1,228,901		$1,102,335
Operating income	55,714		44,752		148,800		164,475		115,883
Interest expense, net(a)	17,795		18,449		74,231		72,456		73,951
Net income(d)	13,465		16,439		40,933		40,012		24,950
Other Financial Data:
Adjusted EBITDA(b)	80,688		71,910		262,617		274,181		223,604
Capital expenditures(c)	16,221		10,137		86,751		77,051		87,762
Depreciation and amortization(d)	24,947		22,933		94,224		90,077		99,811
Total assets	1,863,517		1,782,263		1,872,997		1,912,990		1,754,913
Ratio of earnings to fixed charges(e)	2.3	x	2.1	x	1.8	x	1.7	x	1.3	x
Pro Forma Data:
Total debt(f)	1,115,520
Interest expense(g)	21,399

(a)	Net of interest income and amounts capitalized.

(b)

Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, preopening expenses and loss on assets held for sale. Adjusted EBITDA reflects a one-time charge of $3.5 million for a retroactive gaming tax imposed by the State of Indiana during the year ended December 31, 2003 and excludes preopening expenses incurred prior to the opening of the casino at Delta Downs of $5.4 million and $7.0 million, respectively, during the years ended December 31, 2002 and 2001. In addition, total adjusted EBITDA includes our share of Borgata’s operating income before preopening expenses. We believe that adjusted EBITDA is a widely used measure of operating performance in the gaming industry and is a principal basis for valuation of gaming companies. Adjusted EBITDA is presented before preopening expenses as it represents a measure of performance of our existing operational activities. We use property-level adjusted EBITDA

(adjusted EBITDA before corporate expense) as the primary measure of operating performance of our properties, including the evaluation of operating personnel. Adjusted EBITDA should not be construed as an alternative to operating income, as an indicator of our operating performance, or as an alternative to cash flow from operating activities, as a measure of liquidity, or as any other measure determined in accordance with accounting principles generally accepted in the United States of America. We have significant uses of cash flows, including capital expenditures, interest payments, income taxes and debt principal repayments which are not reflected in adjusted EBITDA. Also, other gaming companies that report EBITDA information may calculate EBITDA in a different manner than us. For a reconciliation of adjusted EBITDA to net income, see the table below entitled “Reconciliation of Adjusted EBITDA.”

(c)	Includes capital expenditures for regular maintenance of $9.8 million and $10.1 million, respectively, for the three month periods ended March 31, 2004 and March 31, 2003, and $74 million, $63 million and $50 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(d)	On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. In connection with the initial application of SFAS No. 142, we ceased the amortization of our goodwill, ceased the amortization of our intangible license rights as we have determined that the intangible license rights have an indefinite life, and recorded an $8.2 million charge as the cumulative effect of a change in accounting principle to write down the remaining goodwill balance related to the 1985 acquisition of the Stardust.

(e)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, cumulative effect of a change in accounting principle and operating and non-operating results from Borgata plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs.

(f)	The pro forma total debt gives effect to the offering of the old notes and the application of the net proceeds therefrom as of March 31, 2004.

(g)	The pro forma interest expense gives effect to the offering of the old notes and the application of the net proceeds therefrom as of the first day of the period.

Reconciliation of Adjusted EBITDA

The following table reconciles adjusted EBITDA to net income:

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2004	2003	2003	2002	2001
	(In thousands)
Adjusted EBITDA
Stardust	$5,487	$4,775	$9,563	$15,076	$12,797
Sam’s Town Las Vegas	12,430	10,584	34,415	31,007	23,544
Eldorado and Jokers Wild	1,668	1,725	5,207	6,735	6,733
Downtown Properties	10,055	11,237	40,511	46,695	43,096
Sam’s Town Tunica	2,923	2,611	8,212	11,834	8,505
Par-A-Dice	8,246	12,237	37,832	53,850	52,892
Treasure Chest	5,013	5,768	18,570	21,636	20,021
Blue Chip(1)	20,159	20,268	83,278	92,227	78,853
Delta Downs(2)	7,831	8,277	29,473	22,193	(985)

Wholly-owned property adjusted EBITDA	73,812	77,482	267,061	301,253	245,456
Corporate expense	6,268	5,572	22,595	27,072	21,852

Wholly-owned adjusted EBITDA	67,544	71,910	244,466	274,181	223,604
Our share of Borgata’s operating income before preopening expenses(4)	13,144	—	18,151	—	—

Total adjusted EBITDA	80,688	71,910	262,617	274,181	223,604

Other operating costs and expenses
Depreciation and amortization	24,974	22,933	94,224	90,077	99,811
Preopening expenses	—	—	—	7,315	6,990
Our share of Borgata’s preopening expenses	—	4,225	19,593	8,496	920
Loss on assets held for sale	—	—	—	3,818	—

Total other operating expenses	24,974	27,158	113,817	109,706	107,721

Operating income	55,714	44,752	148,800	164,475	115,883

Other non-operating costs and expenses
Interest expense, net(3)	17,795	18,449	74,231	72,456	73,951
Loss on early retirements of debt	—	—	—	15,055	—
Non-operating expense from Borgata, net	6,460	—	8,754	—	—

Total other costs and expenses	24,255	18,449	82,985	87,511	73,951

Income before provision for income taxes and other items	31,459	26,303	65,815	76,964	41,932
Provision for income taxes	17,994	9,864	24,882	28,740	16,982

Income before cumulative effect	13,465	16,439	40,933	48,224	24,950
Cumulative effect	—	—	—	(8,212)	—

Net income	$13,465	$16,439	$40,933	$40,012	$24,950

(1)	Reflects a one-time charge of $3.5 million for a retroactive gaming tax imposed by the State of Indiana during the year ended December 31, 2003.

(2)	Excludes preopening expenses incurred prior to the opening of the casino at Delta Downs of $5.4 million and $7.0 million, respectively, during the years ended December 31, 2002 and 2001.

(3)	Net of interest income and amounts capitalized.

(4)	The following table reconciles the presentation of our share of Borgata’s operating results in our consolidated statement of operations to the presentation of our share of Borgata’s results included in total adjusted EBITDA in the above table:

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2004	2003	2003	2002	2001
	(in thousands)
Our share of Borgata’s operating income (loss)	$13,144	$(4,225)	$(1,442)	$(8,496)	$(920)
Add back of our share of Borgata’s preopening expenses(a)	—	4,225	19,593	8,496	920

Our share of Borgata’s operating income before preopening expenses	$13,144	$—	$18,151	$—	$—

(a)	Borgata’s preopening expenses are included in Borgata’s operating income (loss) and are added back for the presentation of total adjusted EBITDA. Adjusted EBITDA is presented before preopening expenses as it represents a measure of performance of our existing operational activities.

Pro Forma Summary Unaudited Financial Data

The pro forma summary unaudited condensed combined financial data presented below is derived from our historical consolidated financial statements and the historical consolidated financial statements of Coast Casinos, which are incorporated by reference in this prospectus, as well as the historical financial statements of the Shreveport Partnership which are not included in this prospectus and which have been derived from the Shreveport Partnership’s financial statements for the period indicated. The following pro forma summary unaudited condensed combined financial data gives effect to our acquisition of the Shreveport Partnership and our pending merger with Coast Casinos, as if such transactions were completed on March 31, 2004 for purposes of the unaudited condensed combined balance sheet data, and on January 1 of each respective period presented for purposes of the unaudited pro forma condensed combined statements of operations data. The pro forma summary unaudited condensed combined financial data are presented for illustrative purposes only. The companies may have performed differently had they always been combined. Investors should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that we will experience after the acquisition of the Shreveport Partnership and the completion of the merger with Coast Casinos. The pro forma summary unaudited condensed combined financial data (i) have been derived from and should be read in conjunction with the unaudited pro forma condensed combined financial statements and accompanying notes included in this prospectus as described under “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 37 and (ii) should be read in conjunction with the consolidated financial statements of Boyd Gaming and Coast Casinos incorporated by reference in this prospectus. We can provide no assurances that our proposed merger with Coast Casinos will be consummated. This exchange offer is not contingent on the consummation of that transaction.

	As of and for the Three Months Ended March 31, 2004
	Boyd Gaming Historical		Shreveport Historical(d)	Coast Casinos Historical	Combined Company Pro Forma
	(In thousands)
Statement of Operations Data:
Net revenues	$330,038		$43,694	$164,579	$538,311
Operating income	55,714		10,458	36,104	96,314
Interest expense, net(a)	17,795		3,188	9,225	30,055
Net income	13,465		7,270	17,258	36,203
Other Financial Data:
Adjusted EBITDA(b)	80,688		10,584	49,544	140,816
Depreciation and amortization	24,974		—	12,676	43,612
Total debt	1,073,520	(c)	—	451,448	2,256,836	(c)
Total assets	1,863,517		176,905	834,500	3,640,978

(a)	Net of interest income and amounts capitalized.

(b)	For a reconciliation of adjusted EBITDA to net income, see the table below entitled “Reconciliation of Adjusted EBITDA for the Three Months Ended March 31, 2004.”

(c)	Excludes $4.5 million of carrying value adjustments for the market value of Boyd Gaming’s related interest rate swaps at March 31, 2004.

(d)	The balance sheet data represents only those certain assets and liabilities that were acquired from the Shreveport Partnership.

	For the Year Ended December 31, 2003
	Boyd Gaming Historical	Shreveport Historical	Coast Casinos Historical	Combined Company Pro Forma
	(In thousands)
Statement of Operations Data:
Net revenues	$1,253,070	$176,969	$592,498	$2,022,537
Operating income	148,800	32,105	104,736	269,561
Interest expense, net(a)	74,231	12,500	36,289	114,158
Net income	40,933	19,605	44,318	88,787
Other Financial Data:
Adjusted EBITDA(b)	262,617	42,457	156,816	461,890
Depreciation and amortization	94,224	9,611	48,962	168,877

(a)	Net of interest income and amounts capitalized.

(b)	For a reconciliation of adjusted EBITDA to net income, see the table below entitled “Reconciliation of Adjusted EBITDA for the Year Ended December 31, 2003.”

Reconciliation of Adjusted EBITDA for the Three Months Ended March 31, 2004

The following table reconciles adjusted EBITDA to net income:

	For the Three Months Ended March 31, 2004
	Boyd Gaming Historical	Shreveport Historical	Coast Casinos Historical	Combined Company Pro Forma
	(In thousands)
Net income	$13,465	$7,270	$17,258	$36,203
Provision for income taxes	17,994	—	9,172	23,147
Other income (expense)	24,255	3,188	9,674	36,964

Operating income	55,714	10,458	36,104	96,314
Write-downs, reserves and recoveries	—	126	—	126
Deferred rent	—	—	764	764
Depreciation and amortization	24,974	—	12,676	43,612

Adjusted EBITDA	$80,688	$10,584	$49,544	$140,816

Reconciliation of Adjusted EBITDA for the Year Ended December 31, 2003

The following table reconciles adjusted EBITDA to net income:

	For the Year Ended December 31, 2003
	Boyd Gaming Historical	Shreveport Historical	Coast Casinos Historical	Combined Company Pro Forma
	(In thousands)
Net income	$40,933	$19,605	$44,318	$88,787
Provision for income taxes	24,882	—	23,032	56,765
Other income (expense)	82,985	12,500	37,386	124,009

Operating income	148,800	32,105	104,736	269,561
Write-downs, reserves and recoveries	—	741	—	741
Deferred rent	—	—	3,118	3,118
Depreciation and amortization	94,224	9,611	48,962	168,877
Our share of Borgata’s preopening expenses	19,593	—	—	19,593

Adjusted EBITDA	$262,617	$42,457	$156,816	$461,890

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before participating in the exchange offer. As used herein the term “notes” means both the exchange notes and the old notes, unless otherwise indicated.

Risks Related to Boyd Gaming and the Gaming Industry

Intense competition exists in the gaming industry and we expect competition to continue to intensify.

The gaming industry is highly competitive. If other properties operate more successfully, if existing properties are enhanced or expanded, or if additional hotels and casinos are established in and around the locations in which we conduct business, we may lose market share. In particular, the expansion of casino gaming in or near any geographic area from which we attract or expect to attract a significant number of our customers could have a significant adverse effect on our business, financial condition and results of operations.

We also compete with legalized gaming from casinos located on Native American tribal lands. A proliferation of Native American gaming in California, or a proliferation of Native American gaming in other areas located near our properties, could have an adverse effect on our operating results in those markets.

In Michigan, the Pokagon Band of Potawatomi Indians, a federally recognized Native American tribe, announced, in 1994, its intention to construct a land-based gaming operation in or near the City of New Buffalo, Michigan, which is located less than fifteen miles from our Blue Chip Casino. Although the Pokagons have legal and regulatory issues that must be resolved prior to construction of the proposed gaming facility, if their facility is constructed and begins operations, it could have a significant adverse impact on the operations of Blue Chip.

The casinos owned and being developed by us compete, and will in the future compete, with all forms of existing legalized gaming and with any new forms of gaming that may be legalized in the future. Additionally, we face competition from all other types of entertainment.

We can provide no assurances that our proposed merger with Coast Casinos, Inc. will be consummated and that our new credit facility will become effective. In addition, if our pending merger is completed, the failure to achieve the anticipated benefits of such transaction or from our recent acquisition of the Shreveport Partnership, could adversely impact our business.

On May 19, 2004, we completed our acquisition of the partnership units of Harrah’s Shreveport Hotel and Casino. In addition, in February 2004, we announced our pending acquisition of Coast Casinos, Inc. pursuant to a merger agreement. The acquisition of Coast Casinos, if completed, will be the largest acquisition we have completed and the complex process of integrating Coast Casinos, as well as the Shreveport Partnership, will require significant resources. Failure to achieve the anticipated benefits of either acquisition or to successfully integrate the operations of Coast Casinos or the Shreveport Partnership could harm our business and results of operations.

We will incur significant costs and commit significant management time in integrating both Coast Casinos’ and Shreveport’s operations, information, communications and other systems and personnel, among other items. The integration of these businesses will cause us to incur cash outflows in completing the integration process, such as:

•	fees and expenses of professionals and consultants involved in completing the integration process;

•	settling existing liabilities of the acquired businesses;

•	integrating technology and personnel; and

•	other transaction costs associated with the acquisitions, including financial advisor, attorney, accountant and other fees.

We expect the merger with Coast Casinos to be completed mid-2004. In addition, we expect our new credit facility to become effective upon closing of the Coast Casinos merger. However, because each is subject to obtaining gaming and other approvals and customary closing conditions, they may not close in such time periods, or at all. If we are unable to obtain financing to complete our pending merger with Coast Casinos, we could be in breach of the merger agreement which may lead to claims for, and the requirement for us to pay, damages.

The consummation of the proposed merger with Coast Casinos may raise union organization rights under certain of our and Coast Casinos’ collective bargaining agreements.

Four of our subsidiaries that operate the Stardust, Fremont, Main Street Station and Eldorado, and the Barbary Coast Hotel and Casino owned by Coast Casinos are parties to collective bargaining agreements with the Local Joint Executive Board of Las Vegas (the “Union”) affiliated with the Hotel and Restaurant Employees International Union. We have been informed by officials of the Union that it believes that it will have union organization rights at the non-union properties of Coast Casinos, The Orleans, the Gold Coast and the Suncoast, if the proposed merger is consummated. We believe this claim of the Union has no merit.

Difficulties in integrating past or future acquisitions could adversely affect our business.

We have spent and may continue to spend significant resources identifying businesses to acquire. The efficient and effective integration of any businesses we acquire into our organization is critical to our growth. Our acquisition of the Shreveport Partnership and our pending merger with Coast Casinos, and any future acquisitions or mergers, involve numerous risks including difficulties in integrating the operations, technologies and personnel of the acquired companies, the diversion of our management’s attention from other business concerns and the potential loss of key employees of the acquired companies. Additional risks include:

•	negative impacts on employee morale and performance as a result of job changes and reassignments;

•	difficulties attracting and retaining key personnel;

•	loss of customers; and

•	unanticipated incompatibility of logistics, marketing and administration methods.

Failure to achieve the anticipated benefits of our acquisitions or mergers or to successfully integrate the operations of the companies we acquire could also harm our business, results of operations and cash flows. Additionally, we cannot assure you that we will not incur material charges in future periods to reflect additional costs associated with any future acquisitions we may make.

Our expansion, development and renovation projects may face significant risks inherent in construction projects or implementing a new marketing strategy, including receipt of necessary government approvals.

We regularly evaluate expansion, development and renovation opportunities. For example, we are currently involved in expanding our Blue Chip and Delta Downs properties and Coast Casinos is currently expanding The Orleans and is involved in developing a new property, the South Coast. These projects will be subject to the many risks inherent in the expansion or renovation of an existing enterprise, including unanticipated design, construction, regulatory, environmental and operating problems. In particular, we may experience:

•	shortages of materials;

•	shortages of skilled labor or work stoppages;

•	unforeseen construction scheduling, engineering, environmental or geological problems;

•	weather interference, floods, fires or other casualty losses; and

•	unanticipated delays and cost increases.

Our anticipated costs and construction period for projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by us in consultation with our architects and contractors. The cost of any project may vary significantly from initial expectations, and we may have a limited amount of capital resources to fund cost overruns on any project. If we cannot finance cost overruns on a timely basis, the completion of one or more projects may be delayed until adequate funding is available. The completion dates of any of our projects could also differ significantly from expectations for construction-related or other reasons. We cannot assure you that any project will be completed, if at all, on time or within established budgets. Significant delays or cost overruns on our projects could have a material adverse effect on our business, financial condition and results of operations.

Certain permits, licenses and approvals necessary for our current projects have not yet been obtained. The scope of the approvals required for our expansion projects can be extensive, and may include the need to obtain gaming approvals, state and local land-use permits, building and zoning permits. Unexpected changes or concessions required by local, state or federal regulatory authorities could involve significant additional costs and delay the scheduled openings of the facilities. We may not receive the necessary permits, licenses and approvals or obtain the necessary permits, licenses and approvals within the anticipated time frame.

In addition, although we design our projects for existing facilities to minimize disruption of existing business operations, expansion and renovation projects require, from time to time, portions of the existing operations to be closed or disrupted. Any significant disruption in operations could have a significant adverse effect on our business, financial condition and results of operations.

If we are unable to finance our expansion and renovation projects as well as other capital expenditures through cash flow, borrowings under our bank credit facility and additional financings, our expansion and renovation efforts will be jeopardized.

We intend to finance our current and future expansion and renovation projects primarily with cash flow from operations, borrowings under our bank credit facility, and equity or debt financings. If we are unable to finance our current or future expansion projects, we will have to adopt one or more alternatives, such as reducing or delaying planned expansion, development and renovation projects as well as capital expenditures, selling assets, restructuring debt, or obtaining additional equity financing or joint venture partners, or modifying our bank credit facility. These sources of funds may not be sufficient to finance our expansion, and other financing may not be available on acceptable terms, in a timely manner or at all. In addition, our existing indebtedness contains certain restrictions on our ability to incur additional indebtedness. If we are unable to secure additional financing, we could be forced to limit or suspend expansion, development and renovation projects, which may adversely affect our business, financial condition and results of operations.

If we are not ultimately successful in dismissing the action filed against our Treasure Chest Casino property, we may potentially lose our ability to operate the Treasure Chest Casino property and our business, financial condition and results of operations could be materially adversely affected.

Alvin C. Copeland, the sole shareholder of an unsuccessful applicant for a riverboat license several years ago at the location of our Treasure Chest Casino, has made several attempts to have the Treasure Chest license revoked and awarded to his company. In 1999 and 2000, Copeland unsuccessfully opposed the renewal of the Treasure Chest license and has brought two separate legal actions against us. In November 1993, Copeland objected to the relocation of Treasure Chest Casino from the Mississippi River to its current site on Lake Pontchartrain. The predecessor to the Louisiana Gaming Control Board allowed the relocation over Copeland’s objection. Copeland then filed an appeal of the agency’s decision with the Nineteenth Judicial District Court. Through a number of amendments to the appeal, Copeland improperly attempted to transform the appeal into a direct action suit and sought the revocation of the Treasure Chest license. Treasure Chest intervened in the matter in order to protect its interests. The appeal/suit, as it related to Treasure Chest Casino, was dismissed by the District Court and that dismissal was upheld on appeal by the First Circuit Court of Appeal. Additionally, in

1999, Copeland filed a direct action against Treasure Chest and certain other parties seeking the revocation of Treasure Chest’s license, an award of the license to him and monetary damages. The suit was dismissed by the trial court citing that Copeland failed to state a claim on which relief could be granted. The dismissal was appealed by Copeland to the First Circuit Court of Appeal. On June 21, 2002, the First Circuit Court of Appeal reversed the trial court’s decision and remanded the matter to the trial court. On January 14, 2003, we filed a motion to dismiss the matter and that motion was denied. The court of appeal refused to reverse the motion to dismiss. In May 2004, we filed additional motions to dismiss on other grounds, which motions are currently pending. It is not possible to determine the likely date of trial, if any, at this time. We intend to vigorously defend the lawsuit.

If we are not ultimately successful in dismissing or prevailing in these claims, we may lose our license for the Treasure Chest and may possibly be subject to significant monetary damages, which would have a significant adverse effect on our business, financial condition and results of operations.

We are subject to extensive governmental gaming regulation and taxation policies, which may harm our business.

We are subject to a variety of regulations in the jurisdictions in which we operate. Regulatory authorities at the federal, state and local levels have broad powers with respect to the licensing of casino operations and may revoke, suspend, condition or limit our gaming or other licenses, impose substantial fines and take other actions, any one of which could have a significant adverse effect on our business, financial condition and results of operations.

If additional gaming regulations are adopted in a jurisdiction in which we operate, such regulations could impose restrictions or costs that could have a significant adverse effect on us. From time to time, various proposals are introduced in the legislatures of some of the jurisdictions in which we have existing or planned operations that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the gaming industry and our company. Legislation of this type may be enacted in the future. The federal government has also previously considered a federal tax on casino revenues and may consider such a tax in the future. In addition, gaming companies are currently subject to significant state and local taxes and fees in addition to normal federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. For example, on July 1, 2002, pursuant to new legislation in Indiana, the gaming tax rate was increased from 20% to 22.5% for those riverboats that conduct excursions or cruises. On August 1, 2002, upon the approval of dockside gaming by the Indiana Gaming Commission and the commencement of dockside operations by our Blue Chip riverboat casino, the gaming tax rate changed from a flat tax of 22.5% to a graduated tax, with a minimum tax rate of 15% and a maximum tax rate of 35% based on the amount of Blue Chip’s adjusted gross receipts in Indiana’s fiscal year ending June 30th. In May 2003, pursuant to additional legislation enacted in Indiana, the graduated tax was changed retroactively to July 1, 2002, the first day of the State’s fiscal year, instead of the date on which dockside operations commenced for the applicable riverboat. For those Indiana riverboats, including Blue Chip, that commenced dockside operations, the calculation of the admission tax was modified to count customers on a per entry basis as opposed to a per cruise basis. In addition, on both July 1, 2002 and 2003, Par-A-Dice began paying higher gaming taxes pursuant to new legislation in Illinois. If other states adopt similar legislation, or if there is any material increase in state and local taxes and fees, our business, financial condition and results of operations could be adversely affected. For more information see “Item 1 — Investment Considerations — Governmental Gaming Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated herein by reference.

Our directors, officers and key employees must also be approved by certain state regulatory authorities. If state regulatory authorities were to find a person occupying any such position unsuitable, we would be required to sever our relationship with that person. Certain public and private issuances of securities and certain other transactions by us also require the approval of certain state regulatory authorities.

Riverboats and dockside facilities are subject to risks relating to weather or mechanical failure and must comply with applicable regulations.

Gaming operations conducted on riverboat casinos or at dockside facilities could be lost from service for a variety of reasons, including casualty, forces of nature, mechanical failure or extended or extraordinary maintenance.

Our riverboats must comply with U.S. Coast Guard requirements as to boat design, on-board facilities, equipment, personnel and safety. Each riverboat must hold a Certificate of Inspection or must be approved by the American Bureau of Shipping for stabilization and flotation, and may also be subject to local zoning and building codes. The U.S. Coast Guard requirements establish design standards, set limits on the operation of the vessels and require individual licensing of all personnel involved with the operation of the vessels. Loss of a vessel’s Certificate of Inspection or American Bureau of Shipping approval would preclude its use as a casino.

U.S. Coast Guard regulations require a hull inspection for all riverboats at five-year intervals. Under certain circumstances, extensions may be approved. The U.S. Coast Guard may require that such hull inspections be conducted at a U.S. Coast Guard-approved dry-docking facility, and if so required, the travel to and from such docking facility, as well as the time required for inspections of the Treasure Chest, Par-A-Dice, Blue Chip and Sam’s Town Shreveport riverboats, could be significant. To date, the U.S. Coast Guard has allowed in-place inspections of some of our riverboats. The U.S. Coast Guard may not allow these types of inspections in the future. The loss of a dockside casino or riverboat casino from service for any period of time could adversely affect our business, financial condition and results of operations.

On October 22, 2003, the U.S. Coast Guard finalized regulations for implementing maritime security under the Maritime Transportation Security Act. The new maritime security regulations require us to prepare security plans, perform vulnerability assessments, designate a Company Security Officer, Vessel Security Officers, Facility Security Officers, and provide training for all of our employees on emergency preparedness and security issues aboard our riverboat casinos and at their respective dockside facilities. The new regulations require us to be in full compliance on July 1, 2004. The new regulations include provisions for using Coast Guard approved alternative security programs to comply with these regulations. The American Gaming Association has an approved Alternative Security Program and we have reported to the Coast Guard that we are using the American Gaming Association’s Alternative Security Program at our riverboat casinos and dockside facilities. The American Gaming Association’s Alternative Security Program is specifically designed to address riverboat casinos and their respective dockside facilities maritime security requirements. The implementation of these regulations could adversely affect our business, financial condition and results of operations.

We draw a significant percentage of our customers from limited geographic regions. Events adversely impacting the economy or these regions, including terrorism, may also impact our business.

The California, Fremont and Main Street Station draw a substantial portion of their customers from the Hawaiian market. For the year ended December 31, 2003, patrons from Hawaii comprised approximately 68% of the room nights sold at the California, 60% at the Fremont and 54% at Main Street Station. An increase in fuel costs or transportation prices, a decrease in airplane seat availability, or a deterioration of relations with tour and travel agents, particularly as they affect travel between the Hawaiian market and our facilities, could adversely affect our business, financial condition and results of operations.

Our Las Vegas properties also draw a substantial number of customers from certain other specific geographic areas, including Southern California, Arizona, Las Vegas and the Midwest. Native American California casinos have diverted some potential visitors away from Nevada, which has and could continue to negatively affect Nevada gaming markets. In addition, due to our significant concentration of properties in Nevada, which concentration will significantly increase upon the consummation of our pending merger with Coast Casinos, any terrorist activities or disasters in or around Nevada could have a significant adverse effect on our business, financial condition and results of operations. Each of our other properties located outside of Nevada depends primarily on visitors from their respective surrounding regions. The outbreak of public health threats, or the perception that such threats exist, at any of our properties as well as adverse economic conditions that affect the economy or any of these regions resulting from war, terrorist activities or other geopolitical conflict could have a significant adverse effect on our business, financial condition and results of operations.

In addition, to the extent that the airline industry is negatively impacted due to the outbreak of war, public health threats, terrorist or similar activity, increased security restrictions or the public’s general reluctance to travel by air, our business, financial condition and results of operations could be significantly adversely affected.

Energy price increases may adversely affect our cost of operations and our revenues.

Our casino properties use significant amounts of electricity, natural gas and other forms of energy. In addition, our Hawaiian air charter operation uses a significant amount of jet fuel. While no shortages of energy or fuel have been experienced to date, substantial increases in energy and fuel prices in the United States have negatively affected and may continue to negatively affect, our operating results. The extent of the impact is subject to the magnitude and duration of the energy and fuel price increases, but this impact could be material. In addition, energy and gasoline price increases in cities that constitute a significant source of customers for our properties could result in a decline in disposable income of potential customers and a corresponding decrease in visitation and spending at our properties, which would negatively impact revenues.

The Boyd family owns a controlling interest in our capital stock and may significantly influence our affairs.

William S. Boyd, our Chairman and Chief Executive Officer, together with his immediate family, beneficially owned approximately 47% of our outstanding shares of common stock as of March 31, 2004. In addition, as of March 31, 2004, after giving effect to our pending merger with Coast Casinos, we estimate that Mr. Boyd, together with his immediate family, would have beneficially owned, on a pro forma basis, approximately 37% of our outstanding common stock. As a result, the Boyd family has the ability to significantly influence our affairs, including the election of our directors and, except as otherwise provided by law, approving or disapproving other matters submitted to a vote of our stockholders, including a merger, consolidation or sale of assets. In addition, if the Boyd family were to sell its shares to a single investor or limited group of investors, resulting in those investors’ beneficial ownership of 50% or more of our voting stock, a change of control could be deemed to have occurred in connection with the notes. See also “— We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.”

Risks Related to Coast Casinos’ Operations

Coast Casinos faces significant risks in developing, constructing and opening the South Coast project, which could significantly affect its business strategy and have a material adverse effect on its business, financial condition and results of operations.

A key element of Coast Casinos’ business strategy is the development and construction of the South Coast hotel-casino. In developing and constructing the South Coast project, Coast Casinos faces significant risks and uncertainties. The current budget for the construction and furnishing of the South Coast project is estimated to be approximately $400 million. As construction plans are still being developed and related costs are being finalized, we can provide no assurances that the project will be completed on budget. Upon the consummation of the merger and the effectiveness of our new credit facility we plan to use availability under our new credit facility to provide funds needed for the construction of the project. There can be no assurances that the South Coast project will be completed as planned or on schedule, if at all, or that it will generate anticipated profits. Coast Casinos’ failure to successfully develop, construct and open the South Coast project could significantly affect its business strategy and have a material adverse effect on its business, financial condition and results of operations.

Most of Coast Casinos’ hotel-casinos are located on leased property. If it defaults on any of these leases, the lessor could terminate the lease and Coast Casinos may lose possession of the hotel-casino.

Coast Casinos leases the land on which The Orleans, the Suncoast and the Barbary Coast are located. If Coast Casinos were to default on any lease, the lessor could terminate the lease and Coast Casinos could lose possession of the affected land and any improvements on the land, including the hotel-casinos. This would have a significant negative impact on Coast Casinos as it would then be unable to operate The Orleans, the Suncoast or the Barbary Coast.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our operations and financial results and prevent us from fulfilling our obligations under these notes.

We have now, and after the exchange offer will continue to have, a significant amount of indebtedness. As of March 31, 2004, we had approximately $1.074 billion of long-term debt, including current maturities and excluding carrying value adjustments for the market value of related interest rate swaps at March 31, 2004, and stockholders’ equity of approximately $455.7 million. In addition, as of March 31, 2004, after giving effect to the completion of the offering of the old notes, the application of the net proceeds therefrom, our acquisition of the Shreveport Partnership, our pending tender offer for Coast Hotels’ debt, our pending merger with Coast Casinos and the effectiveness of our new credit facility, we estimate that, on a pro forma basis, we and our subsidiaries would have had $2.257 billion of long-term debt, including current maturities and excluding carrying value adjustments for the market value of related interest rate swaps at March 31, 2004, and stockholders’ equity of approximately $777.0 million.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to these notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of our cash flow to fund working capital, capital expenditures, expansion efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds. Failure to comply with these covenants could result in an event of default which, if not cured or waived, could have a significant adverse effect on us.

In addition, in February 2004 Standard & Poor’s Rating Services placed our senior secured and senior unsecured debt ratings on “CreditWatch” with negative implications, given the uncertainty about the composition of our final capital structure following the consummation of our merger with Coast Casinos. However, in April 2004, Standard & Poor’s Rating Services removed our senior secured and senior unsecured debt ratings from “CreditWatch,” lowered our senior secured debt ratings and confirmed our senior unsecured debt ratings. In addition, in April 2004, Moody’s Investor Services downgraded our secured bank loan rating and affirmed our other existing ratings. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Changes to our business and the incurrence of additional indebtedness in the future could cause downgrading of our credit rating, which could have a material adverse effect on our business, financial condition and results of operations as well as on our ability to raise additional indebtedness.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including these notes, and to fund planned capital expenditures and expansion efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

It is unlikely that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our bank credit facility, in amounts sufficient to enable us to pay our indebtedness, including these notes, as such indebtedness matures and to fund our other liquidity needs. We believe that we will need to refinance all or a portion of our indebtedness, on or before maturity, and cannot assure you that we will be able to refinance any of our indebtedness, including our bank credit facility and these notes, on commercially reasonable terms, or at all. We may have to adopt one or more alternatives, such as reducing or delaying planned expenses and capital expenditures, selling assets, restructuring debt, or obtaining additional equity or debt financing or joint venture partners. There can be no assurance that any of these financing strategies could be effected on satisfactory terms, if at all. In addition, certain states’ laws contain restrictions on the ability of companies engaged in the gaming business to undertake certain financing transactions. Some restrictions may prevent us from obtaining necessary capital.

We and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the exchange notes do not fully prohibit us or our subsidiaries from doing so. For example, subject to market conditions and receipt of required governmental and other approvals, we currently intend to finance the cash consideration and related costs of the Coast Casinos merger, as well as refinance the debt assumed in the merger with a new bank credit facility that contains a $1.1 billion 5-year revolving credit facility and a $500 million 7-year term loan. For more information, see “Capitalization” and “Description of Other Indebtedness — Bank Credit Facility.” The effectiveness of the new credit facility is subject to the completion of our pending merger with Coast Casinos, regulatory approval and the satisfaction of other standard conditions.

As of March 31, 2004, after giving effect to the offering of the old notes and the application of the net proceeds therefrom, our acquisition of the Shreveport Partnership, our pending merger with Coast Casinos, our pending tender offer for Coast Hotels’ debt and the effectiveness of our new credit facility, approximately $458.7 million would have been available to borrow under our bank credit facility. All of those borrowings would be effectively senior to the notes. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

Risks Related to this Exchange Offer

Your right to receive payments on the exchange notes will be junior to our senior debt, including our bank credit facility, equal with our other senior subordinated debt, and effectively subordinated to the existing and future debt and other liabilities of our subsidiaries.

The exchange notes are unsecured and will be junior to all of our existing and future senior debt, including any amounts we may borrow under our bank credit facility. In addition, the notes will be effectively subordinated to all of the existing and future debt and other liabilities (including trade payables) of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization or similar proceeding involving us, or our subsidiaries, our assets and those of our subsidiaries that serve as collateral will be available to satisfy the obligations under any secured debt, as well as any senior debt, before any payments are made on the notes.

All payments on the notes will be blocked in the event of a payment default on our senior debt and may be blocked for up to 179 consecutive days in the event of certain non-payment defaults on our senior debt.

In the event of bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the notes will participate with trade creditors and all other holders of our subordinated indebtedness in the assets remaining after we have paid all of our senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes being offered pursuant to this prospectus may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of our senior debt.

As of March 31, 2004, after giving effect to the completion of the offering of the old notes and the application of the net proceeds therefrom and our acquisition of the Shreveport Partnership, our pending merger with Coast Casinos, our pending tender offer for Coast Hotels’ debt and the effectiveness of our new credit facility, we estimate that, on a pro forma basis, we and our subsidiaries would have had $1.357 billion of senior debt, of which $1.157 billion would have been secured. In addition, approximately $458.7 million would have been available to borrow under our bank credit facility.

We are a holding company and depend on the business of our subsidiaries to satisfy our obligations under the notes.

We are a holding company. Our subsidiaries conduct substantially all of our consolidated operations and own substantially all of our consolidated assets. None of our subsidiaries will guarantee the notes being offered pursuant to this prospectus. Consequently, our cash flow and our ability to pay our debts depends on our subsidiaries’ cash flow and their payment of funds to us. Our subsidiaries are not obligated to make funds available to us for payment on the notes or otherwise. In addition, our subsidiaries’ ability to make any payments to us will depend on their earnings, the terms of their indebtedness, business and tax considerations, legal and regulatory restrictions, and economic conditions. The ability of our subsidiaries to make payments to us is also governed by the gaming laws of certain jurisdictions, which place limits on the amount of funds which may be transferred to us and may require prior or subsequent approval for any payments to us. Payments to us are also subject to legal and contractual restrictions. Under the terms of the Borgata credit agreement, the entity that owns the Borgata project will be prohibited from paying dividends or otherwise advancing funds to us except under certain limited circumstances. Furthermore, our subsidiaries will be permitted under the terms of the indenture governing these notes to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will ever permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on the notes when due. See “Description of Other Indebtedness.”

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our bank credit facility and our 9.25% senior notes due 2009 will not allow such repurchases. See “Description of Exchange Notes — Repurchase at the Option of Holders — Change of Control.”

Our failure to repurchase the notes would be a default under the indenture and also our bank credit facility. In addition, events constituting a change of control and certain asset sales would generally require us to offer to repurchase our 9.25% senior notes due 2009, of which an aggregate principal amount of $200 million is outstanding, our 8.75% senior subordinated notes due 2012, of which an aggregate principal amount of $250 million is outstanding and our 7.75% senior subordinated notes due 2012, of which an aggregate principal amount of $300 million is outstanding. It is possible that we will not have sufficient funds at such time to make the required repurchase of notes or that restrictions in our bank credit facility and our 9.25% senior notes due 2009 will not allow such repurchases.

In addition to being junior to our bank credit facility and our other senior debt, the notes will not be secured by any of our assets or guaranteed by any of our subsidiaries and your right to enforce remedies will be limited by the rights of holders of secured debt.

In addition to being subordinated to all of our existing and future debt, other than trade payables and any debt that expressly provides that it ranks equal with or junior in right of payment of the notes, the notes will not be secured by any of our assets or guaranteed by any of our subsidiaries. Our obligations under our bank credit facility are secured by liens on substantially all of our assets. If we become insolvent or are liquidated, or if payment under our bank credit facility is accelerated, the lenders under our bank credit facility will be entitled to exercise the remedies available to a secured lender under applicable law and the bank credit facility. Accordingly, such lenders will have a prior claim with respect to such assets and there may not be sufficient assets remaining to pay amounts due on the notes then outstanding. As a result, holders of notes being offered pursuant to this prospectus may receive less, ratably, than holders of secured debt.

An active trading market may not develop for these notes.

We are offering the exchange notes to the holders of the old notes. The old notes were sold in April 2004 to a small number of qualified institutional buyers in the United States and to investors outside of the United States under Regulation S and are eligible for trading in the Private Offerings, Resale and Trading through Automatic Linkages (PORTAL) Market. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes will be adversely affected. We cannot assure you that this market will provide liquidity for you if you want to sell your old notes. The liquidity of the trading market in these notes, and the market price quoted for these notes, may be adversely affected by:

•	changes in the overall market for high yield securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes; and

•	prevailing interest rates.

As a result, you cannot be sure that an active trading market will develop for the old notes or the exchange notes.

The exchange notes are new securities for which there is currently no market. We cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The initial purchasers of the old notes have advised us that they currently intend to make a market with respect to the exchange notes. However, they are not obligated to do so, and any market making activities may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offer.

You may have to dispose of the notes if your ownership of the notes is determined harmful to us.

If the ownership of any of the notes by any person or entity will preclude, interfere with, threaten or delay the issuance, maintenance, existence or reinstatement of any gaming or liquor license, permit or approval, or result in the imposition of burdensome terms or conditions on such license, permit or approval, as determined by any governmental authority or our board of directors, the holder must dispose of the notes within a specified time. If the holder of the notes fails to dispose of them within such time, we have the right to redeem the notes at a price, without accrued interest, if any, equal to the lowest of the holder’s cost, the principal amount of such notes or the average of the current market prices of such notes. See “Description of Exchange Notes — Mandatory Disposition or Redemption Pursuant to Gaming Laws.”

Restrictions on exchange offer.

Issuance of exchange notes in exchange for old notes pursuant to the exchange offer will be made only after timely receipt by the exchange agent of a properly completed and duly executed letter of transmittal, or an agent’s message in lieu thereof, including all other documents required by such letter of transmittal. Therefore, holders of old notes desiring to tender such old notes in exchange for exchange notes should allow sufficient time to ensure timely delivery. We and the exchange agent are under no duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “The Exchange Offer — Resale of Exchange Notes” and “Plan of Distribution.”

Consequences of failure to exchange.

Holders of old notes who do not exchange their old notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such old notes as set forth in the legend on the old notes. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes could be adversely affected. See “The Exchange Offer — Consequences of Failure to Exchange.”

USE OF PROCEEDS

We will not receive any proceeds from the exchange of the exchange notes for the old notes pursuant to the exchange offer.

We used the aggregate net proceeds from the offering of the old notes, which were approximately $344 million, after deducting, selling and offering expenses as follows:

•	we used approximately $198 million to permanently reduce the term loans outstanding under our bank credit facility;

•	we used approximately $98 million to repay the outstanding balance on the revolving portion of our bank credit facility, which amounts may be reborrowed; and

•	we used approximately $48 million to fund a portion of the purchase price of the Shreveport Partnership.

CAPITALIZATION

The following table sets forth our cash position and our historical consolidated capitalization:

•	as of March 31, 2004;

•	as adjusted to give effect to the completion of the offering of the old notes (and the application of the net proceeds of approximately $344 million therefrom), as if such transaction had occurred on March 31, 2004;

•	as adjusted and pro forma to give effect to our acquisition of the Shreveport Partnership (including giving effect to the completion of the offering of the old notes and the application of the net proceeds therefrom) as if such acquisition had occurred on March 31, 2004;

•	as adjusted and pro forma to give effect to our pending merger with Coast Casinos (including giving effect to the completion of the offering of the old notes and the application of the net proceeds therefrom), as well as our pending tender offer for Coast Hotels’ debt and the refinancing of our existing bank credit facility, as if all such transactions had occurred on March 31, 2004; and

•	as adjusted and pro forma to give effect to (i) our acquisition of the Shreveport Partnership and our pending merger with Coast Casinos, (ii) the completion of the offering of the old notes (and the application of the net proceeds of approximately $344 million therefrom), and (iii) our pending tender offer for Coast Hotels’ debt and the refinancing of our existing bank credit facility, as if all such transactions had occurred on March 31, 2004.

We can provide no assurances that our pending tender offer for Coast Hotels’ debt or our pending merger with Coast Casinos will be consummated or that our new credit facility will become effective. This exchange offer is not contingent on the consummation of any of these transactions.

	As of March 31, 2004
	Actual	As adjusted for Notes Offering	As adjusted for Notes Offering and Shreveport Acquisition	As adjusted for Notes Offering and Coast Merger	As adjusted for Notes Offering, Shreveport Acquisition and Coast Merger
	(In millions)
Cash and cash equivalents	$73.8	$109.7	$85.2	$121.6	$132.9

Long-term debt (including current maturities)(1):
Bank Credit Facility- Revolver(2)	$110.0	$—	$159.2	$446.2	$641.3
Bank Credit Facility- Term Loans(2)	198.0	—	—	500.0	500.0
9.25% Senior Notes due 2009	200.0	200.0	200.0	200.0	200.0
8.75% Senior Subordinated Notes due 2012	250.0	250.0	250.0	250.0	250.0
7.75% Senior Subordinated Notes due 2012	300.0	300.0	300.0	300.0	300.0
6.75% Senior Subordinated Notes due 2014	—	350.0	350.0	350.0	350.0
Other	15.5	15.5	15.5	15.5	15.5

Total long-term debt	1,073.5	1,115.5	1,274.7	2,061.7	2,256.8
Stockholders’ equity	455.7	455.7	455.7	777.0	777.0

Total capitalization	$1,529.2	$1,571.2	$1,730.4	$2,838.7	$3,033.8

(1)	Long-term debt excludes $4.5 million of carrying value adjustments for the market value of Boyd Gaming’s related interest rate swaps at March 31, 2004.
(2)	On May 20, 2004, we announced that we entered into a $1.6 billion credit facility, consisting of a five-year $1.1 billion revolver and a seven-year $500 million term loan. The new credit facility will replace our existing credit facility, and its effectiveness is subject to the completion of our pending merger with Coast Casinos, regulatory approval and the satisfaction of other standard conditions. We intend to use availability under the new credit facility to finance the cash portion of the merger consideration and the related costs of our pending merger with Coast Casinos, to finance our tender offer for, and refinancing of, Coast Hotels’ debt and to repay our outstanding bank debt under our current credit facility and Coast Hotels’ bank debt under its current credit facility.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the selected consolidated financial data presented below as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 from the audited consolidated financial statements incorporated by reference into this prospectus. The selected consolidated financial data presented below as of December 2001 and as of and for the years ended December 31, 2000 and 1999 have been derived from our audited consolidated financial statements not contained herein or incorporated by reference. The selected consolidated financial data presented below for the three month periods ended March 31, 2004 and 2003 is derived from our unaudited condensed consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, which are, in our opinion, necessary for a fair presentation of our results of operations for such periods. Operating results for the periods presented below are not necessarily indicative of the results that may be expected for future years. The selected data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the notes thereto incorporated by reference into this prospectus.

The following is a listing of our major acquisitions, disposals and developments that occurred during the five year period ended December 31, 2003:

•	In October 1999, we signed an agreement with the Mississippi Band of Choctaw Indians to terminate our management of the Silver Star Resort and Casino in Philadelphia, Mississippi. Under the agreement, we continued to manage Silver Star under the terms of the management contract through January 31, 2000, at which time the Tribe made, and we recorded, a one-time payment of $71 million.

•	In November 1999, we acquired Blue Chip Casino, L.L.C.

•	In May 2001, we acquired substantially all of the assets of the Delta Downs Racetrack in Vinton, Louisiana. Delta Downs began casino operations in February 2002 with approximately 1,500 slot machines.

•	On July 3, 2003, Borgata, our 50% owned joint venture, began operations. We use the equity method to account for our investment in Borgata.

	Three Months ended March 31,		Year ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenues(a)	$330,038	$321,856	$1,253,070	$1,228,901	$1,102,335	$1,131,538	$970,925
Operating expenses(b)	287,468	272,879	1,102,828	1,055,930	985,532	950,441	833,054
Operating income (loss) from Borgata	13,144	(4,225)	(1,442)	(8,496)	(920)	(1,544)	(1,260)

Operating income	55,714	44,752	148,800	164,475	115,883	179,553	136,611
Interest expense, net(c)	17,795	18,449	74,231	72,456	73,951	77,496	68,977
Loss on early retirements of debt	—	—	—	15,055	—	—	—
Other expense from Borgata, net	6,460	—	8,754	—	—	—	—

Income before provision for income taxes and cumulative effects of changes in accounting principles	31,459	26,303	65,815	76,964	41,932	102,057	67,634
Provision for income taxes	17,994	9,864	24,882	28,740	16,982	39,292	27,595

Income before cumulative effects of changes in accounting principles	13,465	16,439	40,933	48,224	24,950	62,765	40,039
Cumulative effects of changes in accounting principles, net of tax	—	—	—	(8,212)	—	—	(1,738)

Net income	$13,465	$16,439	$40,933	$40,012	$24,950	$62,765	$38,301

Diluted net income per common share:
Income before cumulative effects of changes in accounting principles	$0.20	$0.25	$0.62	$0.73	$0.40	$1.01	$0.65
Cumulative effects of changes in accounting principles	—	—	—	(0.12)	—	—	(0.03)

Net income	$0.20	$0.25	$0.62	$0.61	$0.40	$1.01	$0.62

Weighted average diluted common shares	66,661	66,320	66,163	66,125	62,360	62,278	62,293

Cash dividends declared per common share	$.075	$—	$0.15	$—	$—	$—	$—

Dividends on Common Stock	$4,900	$—	$9,679	$—	$—	$—	$—

	Three Months ended March 31,		Year ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(In thousands, except ratios)
Other Operating Data:
Depreciation and amortization(d)	$24,974	$22,933	$94,224	$90,077	$99,811	$90,480	$74,118
Preopening expenses	—	—	—	7,315	6,990	3,350	229
Capital expenditures	16,221	10,137	86,751	77,051	87,762	139,281	96,888
Ratio of earnings to fixed charges(e)	2.3x	2.1x	1.8x	1.7x	1.3x	2.1x	1.9x
	March 31,		December 31,
	2004		2003	2002	2001	2000	1999
	(In thousands)
Balance Sheet Data:
Total assets	$1,863,517		$1,872,997	$1,912,990	$1,754,913	$1,577,614	$1,143,981
Long-term debt (excluding current maturities)(f)	1,075,557		1,097,589	1,227,324	1,143,358	1,016,813	982,149
Stockholders’ equity	455,707		441,253	408,561	353,737	329,778	266,979

(a)	Net revenues for the year ended December 31, 2000 include $71 million of net fee revenue which we received upon the termination of the Silver Star management agreement.

(b)	Includes a loss on assets held for sale of $3.8 million recorded for the year ended December 31, 2002.

(c)	Net of interest income and amounts capitalized.

(d)	On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. In connection with the initial application of SFAS No. 142, we ceased the amortization of our goodwill, ceased the amortization of our intangible license rights as we have determined that the intangible license rights have an indefinite life, and recorded an $8.2 million charge as the cumulative effect of a change in accounting principle to write down the remaining goodwill balance related to the 1985 acquisition of the Stardust.

(e)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, cumulative effect of a change in accounting principle and operating and non-operating results from Borgata plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs.

(f)	Long-term debt is increased by $4.5 million of carrying value adjustments for the fair market value of our related interest rate swap agreement at March 31, 2004. Long-term debt is decreased by $1.8 million of carrying value adjustments for the fair market value of our related interest rate swap agreements at December 31, 2003. Long-term debt is increased by $4.8 million of carrying value adjustments for the fair market value of our related interest rate swap agreement at December 31, 2002.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial data presented below is derived from our historical consolidated financial statements and the historical consolidated financial statements of Coast Casinos, which are incorporated by reference in this prospectus, as well as the historical financial statements of the Shreveport Partnership which are not included or incorporated in this prospectus and which have been derived from the Shreveport Partnership’s historical financial statements for the periods indicated. These financial statements have been adjusted to give effect to:

•	our acquisition of the Shreveport Partnership; and

•	our merger with Coast Casinos, after giving pro forma effect to our acquisition of the Shreveport Partnership.

The unaudited pro forma condensed combined financial statements contained in this prospectus use the purchase method of accounting, with Boyd Gaming Corporation treated as the acquirer and as if the acquisition of the Shreveport Partnership and the merger with Coast Casinos each had been completed on March 31, 2004 for purposes of the unaudited pro forma condensed combined balance sheet information, and on January 1 of each respective period presented for purposes of the unaudited pro forma condensed combined statements of operations information.

The actual amounts that we record on our final assessment of fair values may differ materially from the information presented in this unaudited pro forma condensed combined financial information. Amounts preliminarily allocated to intangible assets with indefinite lives and to tangible and intangible assets with definite lives may change significantly, and amortization methods and useful lives may differ from the assumptions that we used in this unaudited pro forma condensed combined financial information, any of which could result in a material change in depreciation and amortization expense.

The unaudited pro forma condensed combined financial information is for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the acquisition of the Shreveport Partnership and the merger with Coast Casinos been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position.

The unaudited pro forma condensed combined financial statements of Boyd Gaming Corporation are prepared in accordance with Article 11 of Regulation S-X.

We can provide no assurances that our pending merger with Coast Casinos will be consummated. This exchange offer is not contingent on the consummation of such transaction.

You should read the financial information in this section along with Boyd Gaming Corporation’s and Coast Casinos, Inc.’s historical consolidated financial statements and accompanying notes incorporated by reference in this prospectus. See “Where You Can Find Additional Information.”

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF MARCH 31, 2004

(dollars in thousands)

	Boyd Gaming Historical	Shreveport Partnership Historical (w)	Pro Forma Adjustments		Boyd Gaming Pro Forma Combined	Coast Casinos Historical	Pro Forma Adjustments		Combined Company Pro Forma
ASSETS
Cash and cash equivalents	$73,838	$11,325	$—		$85,163	$47,731	$—		$132,894
Restricted cash	14,947	—	—		14,947	—	—		14,947
Accounts receivable, net	14,435	—	—		14,435	7,194	—		21,629
Inventories	4,497	924	—		5,421	8,172	—		13,593
Prepaid expenses and other	18,302	—	—		18,302	17,907	—		36,209
Income taxes receivable	—	—	—		—	—	1,861	(k)	1,861
Deferred tax asset	9,223	—	—		9,223	—	—		9,223

Total current assets	135,242	12,249	—		147,491	81,004	1,861		230,356

Property and equipment, net	950,472	164,656	(8,489	)(m)	1,106,639	742,952	395,338	(a)	2,244,929
Investment in Borgata, net	272,331	—	—		272,331	—			272,331
Other assets, net	55,962	—	—		55,962	10,544	16,125	(d)	68,857
							(9,001	)(j)
							(4,773	)(k)
Goodwill, net	862	—	—		862	—	136,541	(i)	294,178
							156,775	(l)
Intangible assets, net	448,648	—	30,279	(h)	478,927	—	51,400	(h)	530,327

Total assets	$1,863,517	$176,905	$21,790		$2,062,212	$834,500	$744,266		$3,640,978

LIABILITIES and EQUITY
Current maturities of long-term debt	$2,470	$—			$2,470	$1,443	$(1,443	)(b)	$2,470
Accounts payable	24,579	—	—		24,579	11,720			36,299
Construction payables	5,597	—	—		5,597	1,248			6,845
Accrued and other liabilities	169,294	3,628	—		172,922	55,710			228,632
Payroll and related									—
Interest and other	—	—	—		—	—	—		—

Total current liabilities	201,940	3,628	—		205,568	70,121	(1,443)		274,246

Long-term debt, net	1,075,557	—	195,067	(c)	1,270,624	450,005	(450,005	)(b)	2,258,873
							16,656	(n)
							13,237	(o)
							958,356	(c)
Deferred income taxes and other liabilities	130,313	—	—		130,313	43,817	156,775	(l)	330,905

Deferred Rent	—	—	—		—	30,978	(30,978	)(e)	—
Stockholders’ equity:
Partners’ equity	—	173,277	(8,489	)(m)	—	—	—		—
			(164,788	)(f)
Preferred stock	—	—	—		—	—	—		—
Common stock	655	—	—		655	15	(15	)(f)	847
							192	(g)
Treasury stock	—	—	—		—	(3,333)	3,333	(f)	—
Additional paid in capital	167,732	—	—		167,732	95,398	(95,398	)(f)	491,699
							321,267	(g)
							2,700	(p)
Retained earnings	291,917	—	—		291,917	147,499	(147,499	)(f)	289,005
							(2,912	)(k)
Accumulated other comprehensive losses, net	(4,597)	—	—		(4,597)	—	—		(4,597)

Total equity	455,707	173,277	(173,277)		455,707	239,579	81,668		776,954

Total liabilities and equity	$1,863,517	$176,905	$21,790		$2,062,212	$834,500	$744,266		$3,640,978

See the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements,

which are an integral part of these statements, beginning on page 41.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2004

(dollars in thousands, except per share amounts)

	Boyd Gaming Historical	Shreveport Partnership Historical	Pro Forma Adjustments		Boyd Gaming Pro Forma Combined	Coast Casinos Historical	Pro Forma Adjustments		Combined Company Pro Forma
Revenues
Gaming	$282,719	$42,435	$—		$325,154	$118,516	$—		$443,670
Food and beverage	43,709	5,377	—		49,086	31,222	—		80,308
Room	20,621	4,191	—		24,812	16,069	—		40,881
Other	19,259	893	—		20,152	13,112	—		33,264

Gross revenues	366,308	52,896	—		419,204	178,919	—		598,123
Less promotional allowances	36,270	9,202	—		45,472	14,340	—		59,812

Net revenues	330,038	43,694	—		373,732	164,579	—		538,311

Costs and expenses
Gaming	140,109	19,188	—		159,297	46,224	—		205,521
Food and beverage	24,530	4,172	—		28,702	22,048	—		50,750
Room	5,894	1,238	—		7,132	5,712	—		12,844
Other	19,745	813	—		20,558	10,494	—		31,052
Selling, general and administrative	52,683	3,290	—		55,973	29,200	—		85,173
Maintenance and utilities	13,265	4,409	—		17,674	—	—		17,674
Depreciation and amortization	24,974	—	3,600	(m)	28,624	12,676	2,287	(x)	43,612
			50	(q)			25	(q)
Corporate expense	6,268	—	—		6,268	—	—		6,268
Land leases	—	—	—		—	1,357	—		1,357
Deferred rent	—	—	—		—	764	—		764
Write-downs, reserves and recoveries	—	126	—		126	—	—		126

Total	287,468	33,236	3,650		324,354	128,475	2,312		455,141

Operating income from Borgata	13,144	—	—		13,144	—	—		13,144

Operating income	55,714	10,458	(3,650)		62,522	36,104	(2,312)		96,314

Other income (expense)
Interest income	47	—	—		47	—	—		47
Interest expense, net	(17,842)	(3,188)	3,188	(r)	(19,427)	(9,225)	9,225	(r)	(30,102)
			(1,585	)(s)			(10,675	)(t)
Other income (expense)	—	—	—		—	(449)	—		(449)
Other expense from Borgata, net	(6,460)	—	—		(6,460)	—	—		(6,460)

Total	(24,255)	(3,188)	1,603		(25,840)	(9,674)	(1,450)		(36,964)

Income before provision for income taxes	31,459	7,270	(2,047)		36,682	26,430	(3,762)		59,350
Provision for income taxes	17,994	—	(3,688	)(v)	14,306	9,172	(331	)(v)	23,147

Net income	$13,465	$7,270	$1,641		$22,376	$17,258	$(3,431)		$36,203

Net income per common share:
Basic	$0.21				$0.34				$0.43

Diluted	$0.20				$0.34				$0.42

Shares used in calculating net income per common share:
Basic	65,266				65,266				84,438

Diluted	66,661				66,661				86,030

See the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements,

which are an integral part of these statements, beginning on page 41.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

(dollars in thousands, except per share amounts)

	Boyd Gaming Historical	Shreveport Partnership Historical	Pro Forma Adjustments		Boyd Gaming Pro Forma Combined	Coast Casinos Historical	Pro Forma Adjustments		Combined Company Pro Forma
Revenues
Gaming	$1,073,736	$169,988	$—		$1,243,724	$431,160	$—		$1,674,884
Food and beverage	165,899	21,712	—		187,611	115,333	—		302,944
Room	76,819	14,964	—		91,783	52,635	—		144,418
Other	78,075	3,873	—		81,948	46,476	—		128,424

Gross revenues	1,394,529	210,537			1,605,066	645,604			2,250,670
Less promotional allowances	141,459	33,568	—		175,027	53,106	—		228,133

Net revenues	1,253,070	176,969	—		1,430,039	592,498	—		2,022,537

Costs and expenses
Gaming	535,388	93,176	—		628,564	174,912	—		803,476
Food and beverage	96,096	6,507	—		102,603	85,726	—		188,329
Room	22,058	1,551	—		23,609	20,909	—		44,518
Other	81,706	2,324	—		84,030	39,818	—		123,848
Selling, general and administrative	194,180	13,958	—		208,138	108,952	—		317,090
Maintenance and utilities	56,581	16,996	—		73,577	—	—		73,577
Depreciation and amortization	94,224	9,611	4,889	(m)	108,924	48,962	10,891	(x)	168,877
			200	(q)			100	(q)
Corporate expense	22,595	—	—		22,595	—	—		22,595
Land leases	—	—	—		—	5,365	—		5,365
Deferred rent	—	—	—		—	3,118	—		3,118
Write-downs, reserves and recoveries	—	741	—		741	—	—		741

Total	1,102,828	144,864	5,089		1,252,781	487,762	10,991		1,751,534

Operating loss from Borgata	(1,442)	—	—		(1,442)	—	—		(1,442)

Operating income	148,800	32,105	(5,089)		175,816	104,736	(10,991)		269,561

Other income (expense)
Interest income	318	250	—		568	36	—		604
Interest expense, net	(74,549)	(12,750)	12,750	(r)	(81,228)	(36,325)	36,325	(r)	(114,762)
			(6,679	)(s)			(33,534	)(u)
Other income (expense)	—	—	—		—	(1,097)	—		(1,097)
Other expense from Borgata, net	(8,754)	—	—		(8,754)	—	—		(8,754)

Total	(82,985)	(12,500)	6,071		(89,414)	(37,386)	2,791		(124,009)

Income before provision for income taxes	65,815	19,605	982		86,402	67,350	(8,200)		145,552
Provision for income taxes	24,882	—	8,815	(v)	33,697	23,032	36	(v)	56,765

Net income	$40,933	$19,605	$(7,833)		$52,705	$44,318	$(8,236)		$88,787

Net income per common share:
Basic	$0.64				$0.82				$1.06

Diluted	$0.62				$0.80				$1.04

Shares used in calculating net income per common share:
Basic	64,293				64,293				83,465

Diluted	66,163				66,163				85,532

See the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements,

which are an integral part of these statements, beginning on page 41.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation

The unaudited pro forma condensed combined financial statements present the pro forma financial position and results of operations of Boyd Gaming Corporation and Coast Casinos, Inc., on a combined basis, which we refer to as the “combined company,” based upon historical financial information after giving effect to the acquisition of the Shreveport Partnership, the merger and the adjustments described in these footnotes. The unaudited pro forma condensed combined financial statements use the purchase method of accounting, with Boyd Gaming treated as the acquirer and as if the Shreveport Partnership acquisition and the merger with Coast Casinos each had been completed on March 31, 2004 for purposes of the unaudited pro forma condensed combined balance sheet information, and on January 1 of each respective period presented for purposes of the unaudited pro forma condensed combined statements of operations information.

The unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations that would have been achieved had the Shreveport Partnership acquisition and the merger with Coast Casinos actually taken place on January 1 of each respective period presented and do not purport to be indicative of the effects that may be expected to occur in the future. The unaudited pro forma condensed combined financial statements should be read in conjunction with Boyd Gaming’s and Coast Casinos’ historical consolidated financial statements and accompanying notes incorporated by reference in this prospectus.

Our pro forma condensed combined financial statements are prepared in accordance with Article 11 of Regulation S-X.

2. Pro Forma Shreveport Partnership Acquisition

The estimated aggregate consideration that would have been paid had the acquisition occurred on March 31, 2004 is as follows (in thousands):

Cash consideration for partnership units	$190,000
Estimated costs for net current assets and other transaction costs	5,067

Aggregate estimated acquisition costs	$195,067

The allocation of the purchase price, which is subject to change based on a final valuation of the assets acquired and liabilities assumed as of the closing date of the acquisition, is as follows (in thousands):

Current assets	$12,249
Property and equipment	156,167
Intangible assets	30,279
Assumed liabilities	(3,628)

$195,067

The allocation of the purchase price is preliminary. The final determination of the purchase price allocation will be based on the fair values of assets acquired and the fair values of liabilities assumed as of the closing date of the acquisition. The purchase price allocation will remain preliminary until we obtain a third party valuation of significant identifiable intangible assets acquired and determine the fair value of other assets and liabilities acquired. The final determination of the purchase price will be completed as soon as practicable after the closing date of the acquisition of the Shreveport Partnership. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

The amount allocated to intangible assets has been attributed to the following categories (in thousands):

Intangible license rights	$29,279
Customer list	1,000

$30,279

The intangible license rights represent the estimated value of the Louisiana gaming license acquired in the Shreveport Partnership acquisition and is expected to be assigned an indefinite life and will not be amortized. The customer list acquired in the Shreveport Partnership acquisition is expected to be amortized using the straight-line method over its estimated useful life, which is assumed to be five years for purposes of the pro forma financial information.

3. Pro Forma Coast Casinos Merger

On February 9, 2004, we announced our agreement to acquire Coast Casinos for approximately $1.3 billion. We will pay the merger consideration with a combination of shares of Boyd Gaming common stock and cash, as well as the assumption of debt of Coast Casinos, subject, in each case, to certain adjustments. For purposes of the pro forma calculations, we assumed that the final merger consideration will consist of 40% stock consideration and 60% cash consideration, based on an assumed price per share of Boyd Gaming common stock of $16.767.

The estimated aggregate consideration to be paid in the merger is as follows (in thousands):

Fair value of Boyd Gaming common stock	$321,459
Cash consideration for shares of Coast Casinos common stock exchanged	482,189

Aggregate value of stock and cash consideration	803,648
Estimated merger costs (excluding financing costs related to new debt)	41,187

Net aggregate estimated merger consideration	844,835
Coast Casinos debt to be refinanced by Boyd Gaming	451,448

Aggregate estimated merger consideration	$1,296,283

The assumed fair value of the aggregate stock and cash consideration was calculated based on a $550 price per share for 1,461,178 shares of Coast Casinos common stock.

The allocation of the purchase price, which is subject to change based on a final valuation of the assets acquired and liabilities assumed as of the closing date of the merger, is as follows (in thousands):

Current assets	$81,004
Property and equipment	1,138,290
Goodwill	136,541
Intangible assets	51,400
Other assets	1,543
Assumed liabilities and debt to be refinanced	(563,943)

$844,835

The above allocation of the purchase price is preliminary and is presented before any tax adjustments that affect goodwill (see Note 4, adjustment(l)). The final determination of the purchase price allocation will be based on the fair values of assets acquired and the fair values of liabilities assumed as of the closing date of the merger with Coast Casinos. The excess of the purchase price over the fair values of assets acquired and

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

liabilities assumed is allocated to goodwill. The purchase price allocation will remain preliminary until we obtain a third party valuation of significant identifiable intangible assets acquired and determine the fair value of other assets and liabilities acquired. The final determination of the purchase price will be completed as soon as practicable after the closing date of the merger. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

The amount allocated to intangible assets has been attributed to the following categories (in thousands):

Trademarks and trade names	$50,900
Customer lists	500

$51,400

The trademarks and trade names are expected to be assigned an indefinite life and will not be amortized. The customer lists to be acquired in the Coast merger is expected to be amortized using the straight-line method over its estimated useful life, which is assumed to be five years for purposes of the pro forma financial information.

4. Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

(a) To reflect the adjustment of property and equipment to fair value based upon preliminary estimates of fair value.

(b) To retire the debt of Coast Casinos that will be refinanced in connection with the merger.

(c) To reflect the issuance of new debt to finance the cash portion of the consideration used for the Shreveport Partnership acquisition and the merger, including related transaction costs, as well as the refinancing of the debt of Coast Casinos.

(d) To reflect the deferred financing costs incurred in connection with the issuance of debt to finance the cash portion of the purchase price for Coast Casinos and the refinancing of the debt of Coast Casinos.

(e) To eliminate the deferred rent previously recorded on the books of Coast Casinos.

(f) To eliminate the historical equity of the Shreveport Partnership and Coast Casinos.

(g) To reflect the issuance of Boyd Gaming common stock as a component of the merger consideration.

(h) To reflect the intangible assets arising from the transactions.

(i) To reflect the excess of acquisition cost over the estimated fair value of net assets acquired in the merger.

(j) To reflect the write-off of deferred financing costs as a result of the refinancing of the debt of Coast Casinos.

(k) To reflect the write-off of our deferred financing costs upon consummation of the refinancing of our bank credit facility to finance the merger.

(l) To reflect additional deferred taxes and goodwill related to the merger due to the step-up in basis of the net assets.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(m) The Shreveport Partnership ceased depreciation and amortization of its assets during 2003 at the time its assets were classified as held for sale. The pro forma adjustments reflect an estimate to present a full period of depreciation and amortization expense related to the assets of the Shreveport Partnership.

(n) To reflect the debt that will be incurred to pay for the tender offer of 5.125% on the $325.0 of senior subordinated notes of Coast Casinos.

(o) To reflect the debt that will be incurred to pay for the cash out of 29,415 options to purchase Coast Casinos common stock at a net value of $450 per option.

(p) To reflect the fair value of Coast Casinos stock options converted into options to purchase an aggregate of 196,815 shares of Boyd Gaming common stock at an exercise price of $3.04855 per share. The assumed fair value of Boyd Gaming common stock for purposes of the pro forma calculation is $16.767 per share of Boyd Gaming common stock.

(q) To reflect the increase in depreciation and amortization expense due to the amortization of definite lived intangible assets arising from the acquisition of the Shreveport Partnership and the merger with Coast Casinos.

(r) To eliminate the interest expense from the historical books of the Shreveport Partnership and Coast Casinos.

(s) To reflect the pro forma interest expense resulting from the financing of the Shreveport Partnership acquisition using an estimated interest rate of 3.25%. A 0.125% change in the estimated interest rate would affect pro forma interest expense by approximately $0.3 million per annum.

(t) To reflect the pro forma interest expense resulting from the issuance and refinancing of debt related to the merger with Coast Casinos. For purposes of the pro forma calculations as of March 31, 2004, approximately $451.4 million of Coast Casinos’ historical debt is eliminated, and we obtain approximately $988.2 million of new debt as part of the refinancing and funding of the net estimated merger consideration resulting in approximately $10.7 million of pro forma interest expense for the three month period ended March 31, 2004 assuming a blended effective interest rate of approximately 4.3%. A 0.125% change in the estimated interest rate would affect pro forma interest expense by approximately $0.3 million for the three month period ended March 31, 2004.

(u) To reflect the pro forma interest expense resulting from the issuance and refinancing of debt related to the merger. For purposes of the pro forma calculation as of December 31, 2003, approximately $472.9 million of Coast Casinos’ historical debt is eliminated, and we obtain approximately $1.0 billion of new debt as part of the refinancing and funding of the net estimated merger consideration, resulting in approximately $33.5 million of pro forma interest expense for the year ended December 31, 2003 assuming a blended effective interest rate of approximately 3.3%. A 0.125% change in the estimated interest rate would affect pro forma interest expense by approximately $1.3 million for the year ended December 31, 2003.

(v) To reflect a combined U.S. Federal and state effective tax rate of 39% on the pro forma pre-tax income of the combined company.

(w) The balance sheet data represents only those certain assets and liabilities that will be acquired from the Shreveport Partnership.

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(x) To reflect the adjustment to pro forma depreciation expense based upon the following preliminary estimates of fair value of Coast Casinos’ property and equipment (in thousands):

	Estimated Fair Value	Estimated Useful Life (years)	Estimated Annual Depreciation	Estimated Quarterly Depreciation
Land	$126,010	—	$—	$—
Buildings and improvements	799,340	25	31,973	7,993
Land leasehold interests	110,240	50	2,205	551
Personal property	102,700	4	25,675	6,419

Pro forma depreciation expense			59,853	14,963
Less historical depreciation expense			48,962	12,676

Pro forma depreciation adjustment			$10,891	$2,287

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

5. Sensitivity to Fair Value Estimates

Certain of the pro forma adjustments incorporate our preliminary estimates of the fair value of the businesses that we are acquiring. Early indications are that the excess of the purchase price that we have agreed to pay in connection with the Shreveport Partnership acquisition and the merger with Coast Casinos over the preliminary estimates of the fair value of these businesses may be assigned to non-amortizable goodwill and indefinite life intangible assets as opposed to depreciable fixed assets or amortizable intangible assets. Upon the completion of the merger with Coast Casinos, we will obtain an independent third-party valuation of the assets acquired and liabilities assumed in order to assist our management in developing a definitive allocation of the purchase price paid in connection with the Shreveport Partnership acquisition and the merger with Coast Casinos. As a result, the final purchase price allocation may result in some amounts being assigned to tangible or definite life intangible assets apart from goodwill and indefinite life intangible assets. To the extent that any amount is assigned to a tangible or definite life intangible asset, this amount may ultimately be depreciated or amortized, as appropriate, to earnings over the expected period of benefit of the asset. To the extent that any amount remains as goodwill or indefinite life intangible assets, this amount would not be subject to either depreciation or amortization but would be subject to periodic impairment testing and, if necessary, would be written down to fair value should circumstances warrant.

The table below shows the potential increase in pro forma depreciation or amortization expense if certain amounts of the goodwill and other indefinite life intangible assets identified in Notes 2 and 3 were ultimately assigned to tangible or definite life intangible assets. For purposes of calculating this sensitivity analysis, we have applied the straight-line method of depreciation or amortization over an estimated useful life of 30 years to various fair values, and the diluted earnings per share has been tax affected using a 39% effective tax rate. The resulting pro forma adjustments for the three month period ended March 31, 2004 and for the year ended December 31, 2003 are as follows:

	Three Months Ended March 31, 2004		Year Ended December 31, 2003
Amount Allocated to Fixed or Intangible Assets from Goodwill and Other Indefinite Life Intangible Assets Preliminarily Assigned in Notes 2 and 3	Increase in Pro Forma Depreciation and Amortization Expense	Decrease in Pro Forma Diluted Earnings Per Share	Increase in Pro Forma Depreciation and Amortization Expense	Decrease in Pro Forma Diluted Earnings Per Share
20% of Preliminary Goodwill and Other Indefinite Life Intangible Assets	$622	$0.00	$2,579	$0.02
40% of Preliminary Goodwill and Other Indefinite Life Intangible Assets	$1,245	$0.01	$5,157	$0.04
60% of Preliminary Goodwill and Other Indefinite Life Intangible Assets	$1,867	$0.01	$7,736	$0.06
80% of Preliminary Goodwill and Other Indefinite Life Intangible Assets	$2,490	$0.02	$10,314	$0.07
100% of Preliminary Goodwill and Other Indefinite Life Intangible Assets	$3,112	$0.02	$12,893	$0.09

NOTES TO THE UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

6. Sensitivity to Share Price at Closing

The pro forma adjustments assume that approximately 19.2 million shares of Boyd Gaming common stock, at a price of $16.767 per share, will be issued as part of the Coast merger consideration. This assumption reflects the maximum aggregate value of stock and cash consideration to be recorded for the merger under generally accepted accounting principles, it being understood that the maximum aggregate value of stock and cash consideration for the merger will increase to the extent that the price per share of Boyd Gaming common stock is greater than $16.767 on the closing date of the merger. The tables below show the effect on:

•	the aggregate value of the cash consideration and the stock consideration to be offered in the merger with Coast Casinos; and

•	selected pro forma calculations in the pro forma condensed combined financial statements for the year ended December 31, 2003. (Note that the table is not presented for the three month period ended March 31, 2004 as it would not be materially different than the presentation below for the year ended December 31, 2003.)

in each case, for each $1.00 decline in the market price per share of Boyd Gaming common stock as of the closing date of the merger below $16.767 per share of Boyd Gaming common stock.

Price per Share of Boyd Gaming Common Stock on the Closing Date	Number of Shares of Boyd Gaming Common Stock Issued	Aggregate Value of the Stock Consideration	Aggregate Value of the Cash Consideration	Aggregate Value of Stock and Cash Consideration
(In thousands, except per share amounts)
$ 16.767	19,172,133	$ 321,459	$ 482,189	$ 803,648
15.767	19,901,712	313,790	470,685	784,475
14.767	20,730,104	306,121	459,182	765,303
13.767	21,678,840	298,453	447,679	746,132
12.767	22,776,199	290,784	436,176	726,960
11.767	24,060,073	283,115	424,672	707,787
10.767	25,582,430	275,446	413,169	688,615

Price per Share of Boyd Gaming Common Stock on the Closing Date	Decrease in Pro Forma Goodwill	Decrease in Pro Forma Equity	Decrease in Pro Forma Total Indebtedness	Decrease in Pro Forma Interest Expense	Increase in Pro Forma Diluted Earnings Per Share
(In thousands, except per share amounts)
$ 16.767	$ —	$ —	$ —	$ —	$ —
15.767	(7,669)	(7,669)	(11,503)	(382)	0.00
14.767	(15,338)	(15,338)	(23,007)	(764)	0.01
13.767	(23,007)	(23,007)	(34,510)	(1,146)	0.01
12.767	(30,675)	(30,675)	(46,103)	(1,528)	0.01
11.767	(38,344)	(38,344)	(57,516)	(1,910)	0.01
10.767	(46,013)	(46,013)	(69,020)	(2,292)	0.02

GOVERNMENTAL GAMING REGULATION

We are subject to extensive regulation under laws, rules and supervisory procedures primarily in the jurisdictions where our facilities are located or docked. If additional gaming regulations are adopted in a jurisdiction in which we operate, such regulations could impose restrictions or costs that could have a significant adverse effect on us. From time to time, various proposals have been introduced in the legislatures of some of the jurisdictions in which we have existing or planned operations that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the gaming industry and us. We do not know whether or not such legislation will be enacted. The federal government has also previously considered a federal tax on casino revenues and the elimination of betting on NCAA events and may consider such a tax or eliminations on betting in the future. In addition, gaming companies are currently subject to significant state and local taxes and fees in addition to normal federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. Any material increase in these taxes or fees could adversely affect us.

Some jurisdictions, including Nevada, Illinois, Indiana, Louisiana, Mississippi and New Jersey, empower their regulators to investigate participation by licensees in gaming outside their jurisdiction and require access to periodic reports respecting those gaming activities. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

Under provisions of gaming laws in jurisdictions in which we have operations, and under our organizational documents, certain of our securities are subject to restrictions on ownership which may be imposed by specified governmental authorities. The restrictions may require a holder of our securities to dispose of the securities or, if the holder refuses, or is unable, to dispose of the securities, we may be required to repurchase the securities. For additional information see “Item 1 — Governmental Gaming Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated herein by reference.

The indenture governing the notes provides that if a holder of a note or beneficial owner of a note is required to be licensed, qualified or found suitable under the applicable gaming laws and is not so licensed, qualified or found suitable within any time period specified by the applicable gaming authority, the holder will be required, at our request, to dispose of its notes within a time period that either we prescribe or such other time period prescribed by the applicable gaming authority, and thereafter, we shall have the right to redeem such holder’s notes. See “Description of Exchange Notes — Mandatory Disposition or Redemption Pursuant to Gaming Laws.”

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of the material terms of our outstanding indebtedness. For further details, you should refer to the various governing instruments, copies of which will be made available to investors upon request.

Bank Credit Facility

In June 2002, we entered into a $500 million second amended and restated bank credit facility, which replaced our prior bank credit facility. On February 27, 2004, we issued an aggregate of $100 million in term notes under our bank credit facility that effectively increased our total credit facility to approximately $600 million. The proceeds from this borrowing were used to pay down $100 million of the outstanding balance of the revolving portion of our bank credit facility in order to create the availability of funds for the acquisition of the Shreveport Partnership.

At March 31, 2004, $198.0 million of borrowings were outstanding under the term loan, $110.0 million was outstanding under our revolving credit facility, and $0.8 million was allocated to support various letters of credit, leaving availability under the bank credit facility of $289.2 million. The revolving credit facility matures in June 2007. The interest rate on the bank credit facility is based upon either the agent bank’s quoted base rate or the eurodollar rate, plus an applicable margin that is determined based on the ratio of our total debt to cash flow. In addition, we incur commitment fees on the unused portion of the revolver that ranges from 0.375% to 0.50% per annum. The blended interest rate for outstanding borrowings under the bank credit facility at March 31, 2004 was 3.4%.

On April 15, 2004, we permanently reduced the outstanding term loan under our bank credit facility and repaid the outstanding balance on the revolving portion of our bank credit facility with a portion of the net proceeds from the offering of the old notes.

Our obligations under the bank credit facility are secured by substantially all of our real and personal property (excluding the capital stock of our subsidiaries), including the real and personal property of our significant subsidiaries and are guaranteed by all our significant subsidiaries. In addition, the obligations under the bank credit facility are secured by a first preferred ship mortgage on Treasure Chest, Par-A-Dice, Sam’s Town Tunica and Blue Chip. The lenders under the credit agreement also have a first security interest in substantially all of our assets (except for the capital stock of our subsidiaries) and assets of the bank credit facility guarantors, excluding certain personal property with respect to which applicable contracts or law prohibit the granting of a security interest. These security interests are, in each case, subject to permitted liens.

The bank credit facility contains certain financial and other covenants, including, without limitation, various covenants (i) requiring the maintenance of a minimum net worth, (ii) requiring the maintenance of a minimum interest coverage ratio, (iii) establishing a maximum permitted total leverage ratio and senior leverage ratio, (iv) imposing limitations on the incurrence of additional indebtedness, (v) imposing limitations on the maximum permitted expansion capital expenditures during the term of the bank credit facility, (vi) imposing limits on the maximum permitted maintenance capital expenditures during each year of the term of the bank credit facility, (vii) imposing restrictions on investments, dividends and certain other payments, (viii) imposing a limitation on the maximum permitted amount of hedging obligations, and (ix) imposing limitations on the maximum permitted rental expense during each year of the term of the bank credit facility.

We believe we were in compliance with the bank credit facility covenants at March 31, 2004.

New Bank Credit Facility

On May 20, 2004, we announced that we entered into a $1.6 billion credit facility, consisting of a five-year $1.1 billion revolver and a seven-year $500 million term loan. The new credit facility will replace our existing credit facility, and its effectiveness is subject to the completion of our pending merger with Coast Casinos, regulatory approval and the satisfaction of other standard conditions.

We intend to use availability under the new credit facility to finance the cash portion of the merger consideration and the related costs of our pending merger with Coast Casinos, to finance our tender offer for, and refinancing of, Coast Hotels’ debt and to repay our outstanding bank debt under our current credit facility and Coast Hotels’ bank debt under its current credit facility.

9.25% Senior Notes Due 2009

In July 2001, we issued $200 million of senior notes that mature on August 1, 2009 and bear interest at a rate of 9.25% per year. Certain of our subsidiaries have guaranteed payment of the 9.25% notes on a senior basis. The 9.25% notes and the guarantees thereof are senior unsecured obligations, ranking equal in right of payment with all of our existing and future senior unsecured debt and senior to all subordinated debt.

At any time prior to August 1, 2004, we may redeem up to 35% of the aggregate principal amount of the outstanding notes with the net proceeds from equity offerings at a redemption price of 109.25% of the principal amount, plus accrued and unpaid interest, subject to certain conditions. On or after August 1, 2005, we may redeem all or a portion of the notes at redemption prices ranging from 104.625% in 2005 to 100% in 2007 and thereafter of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption.

Upon a change of control, or if the 9.25% notes are rated “investment grade,” upon a change of control and a ratings decline, each holder of notes has the option to require us to repurchase such holder’s notes, at a cash purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any.

Our 9.25% notes contain limitations on, among other things, (a) the incurrence of certain additional indebtedness, (b) the payment of dividends and other distributions with respect to our capital stock and the purchase, redemption or retirement of our capital stock and the capital stock of our affiliates, (c) the making of certain investments, (d) asset sales, (e) the incurrence of liens, (f) certain transactions with affiliates, (g) payment restrictions affecting restricted subsidiaries and (h) certain consolidations, mergers and transfers of assets.

During any period of time that the 9.25% notes have investment grade status, and no default or event of default has occurred and is continuing under the 9.25% indenture, we and our restricted subsidiaries will not be subject to certain limitations of the 9.25% indenture, including limitations on (a) our ability and the ability of our restricted subsidiaries (as defined in the 9.25% indenture) to incur additional indebtedness, (b) the payment of dividends and other distributions with respect to our capital stock and the purchase, redemption or retirement of our capital stock and the capital stock of our affiliates, (c) the making of certain investments and (d) asset sales. In the event that we and our restricted subsidiaries are not subject to such covenants with respect to the 9.25% notes for any period of time as a result of the preceding sentence and, subsequently, at least one of the two designated rating agencies withdraws its rating or assigns the 9.25% notes a rating below the required rating, then we and our restricted subsidiaries will thereafter again be subject to such covenants for the benefit of the 9.25% notes.

We believe that we and our subsidiaries were in compliance with the covenants related to the 9.25% notes at March 31, 2004.

8.75% Senior Subordinated Notes Due 2012

In April 2002 we issued $250 million of senior subordinated notes that mature on April 15, 2012 and bear interest at a rate of 8.75% per year. The 8.75% notes are our unsecured senior subordinated obligations, are subordinated in right of payment to all of our existing and future senior debt, rank equal to any existing and future senior subordinated debt, including the notes offered pursuant to this prospectus, and senior to any of our junior subordinated debt. The 8.75% notes are effectively subordinated to all of our subsidiaries’ existing and future debt and other liabilities, including trade payables and preferred stock, if any.

At any time prior to April 15, 2005, we may redeem up to 35% of the aggregate principal amount of the outstanding notes with the net proceeds from equity offerings at a redemption price of 108.75% of the principal amount, plus accrued and unpaid interest, subject to certain conditions. On or after April 15, 2007, we may redeem all or a portion of the notes at redemption prices ranging from 104.375% in 2007 to 100% in 2010 and thereafter of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption.

Upon a change of control, or if the 8.75% notes are rated “investment grade,” upon a change of control and a ratings decline, each holder of notes has the option to require us to repurchase such holder’s notes, at a cash purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any.

Our 8.75% notes contain limitations on, among other things, (a) the incurrence of certain additional indebtedness, (b) the payment of dividends and other distributions with respect to our capital stock and the purchase, redemption or retirement of our capital stock and the capital stock of our affiliates, (c) the making of certain investments, (d) asset sales, (e) the incurrence of liens, (f) certain transactions with affiliates, (g) payment restrictions affecting restricted subsidiaries and (h) certain consolidations, mergers and transfers of assets.

During any period of time that the 8.75% notes have investment grade status, and no default or event of default has occurred and is continuing under the 8.75% indenture, we and our restricted subsidiaries will not be subject to certain limitations of the 8.75% indenture, including limitations on (a) our ability and the ability of our restricted subsidiaries (as defined in the 8.75% indenture) to incur additional indebtedness, (b) the payment of dividends and other distributions with respect to our capital stock and the purchase, redemption or retirement of our capital stock and the capital stock of our affiliates, (c) the making of certain investments and (d) asset sales. In the event that we and our restricted subsidiaries are not subject to such covenants with respect to the 8.75% notes for any period of time as a result of the preceding sentence and, subsequently, at least one of the two designated rating agencies withdraws its rating or assigns the 8.75% notes a rating below the required rating, then we and our restricted subsidiaries will thereafter again be subject to such covenants for the benefit of the 8.75% notes.

We believe that we and our subsidiaries were in compliance with the covenants related to the 8.75% notes at March 31, 2004.

7.75% Senior Subordinated Notes Due 2012

In December 2002 we issued $300 million of senior subordinated notes that mature on December 15, 2012 and bear interest at a rate of 7.75% per year. The 7.75% notes are our unsecured senior subordinated obligations, are subordinated in right of payment to all of our existing and future senior debt, rank equal to any existing and future senior subordinated debt, including the notes offered pursuant to this prospectus, and senior to any of our junior subordinated debt. The 7.75% notes are effectively subordinated to all of our subsidiaries’ existing and future debt and other liabilities, including trade payables and preferred stock, if any.

At any time prior to December 15, 2005, we may redeem up to 35% of the aggregate principal amount of the outstanding notes with the net proceeds from equity offerings at a redemption price of 107.75% of the principal amount, plus accrued and unpaid interest, subject to certain conditions. On or after December 15, 2007, we may redeem all or a portion of the notes at redemption prices ranging from 103.875% in 2007 to 100% in 2010 and thereafter of the principal amount, plus accrued and unpaid interest, if any, to the date of redemption.

Upon a change of control, or if the 7.75% notes are rated “investment grade,” upon a change of control and a ratings decline, each holder of notes has the option to require us to repurchase such holder’s notes, at a cash purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any.

Our 7.75% notes contain limitations on, among other things, (a) the incurrence of certain additional indebtedness, (b) the payment of dividends and other distributions with respect to our capital stock and the purchase, redemption or retirement of our capital stock and the capital stock of our affiliates, (c) the making of certain investments, (d) asset sales, (e) the incurrence of liens, (f) certain transactions with affiliates, (g) payment restrictions affecting restricted subsidiaries and (h) certain consolidations, mergers and transfers of assets.

During any period of time that the 7.75% notes have investment grade status, and no default or event of default has occurred and is continuing under the 7.75% indenture, we and our restricted subsidiaries will not be subject to certain limitations of the 7.75% indenture, including limitations on (a) our ability and the ability of our restricted subsidiaries (as defined in the 7.75% indenture) to incur additional indebtedness, (b) the payment of dividends and other distributions with respect to our capital stock and the purchase, redemption or retirement of our capital stock and the capital stock of our affiliates, (c) the making of certain investments and (d) asset sales. In the event that we and our restricted subsidiaries are not subject to such covenants with respect to the 7.75% notes for any period of time as a result of the preceding sentence and, subsequently, at least one of the two designated rating agencies withdraws its rating or assigns the 7.75% notes a rating below the required rating, then we and our restricted subsidiaries will thereafter again be subject to such covenants for the benefit of the 7.75% notes.

We believe that we and our subsidiaries were in compliance with the covenants related to the 7.75% notes at March 31, 2004.

Other Debt

In February 2003, we issued a note in the amount of $16 million to finance the purchase of a company aircraft. The note bears interest at the rate of 5.7% per annum. The note is payable in 120 equal monthly installments of principal and interest until March 2013, when the remaining balance becomes due and payable. The note is secured by the aircraft.

THE EXCHANGE OFFER

The following summary of certain provisions of the registration rights agreement does not purport to be complete and reference is made to the provisions of the registration rights agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part.

Purpose of the Exchange Offer

The old notes were issued and sold in a private offering to Deutsche Bank Securities Inc., Banc of America Securities LLC, CIBC World Markets Corp., Bear Stearns & Co. Inc., Lehman Brothers Inc., Wells Fargo Securities, LLC, Credit Lyonnais Securities (USA) Inc., Commerzbank Aktiengesellschaft, Piper Jaffrey & Co. and Scotia Capital (USA) Inc., as the initial purchasers pursuant to a purchase agreement, on March 31, 2004. The initial purchasers subsequently sold the old notes to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, in reliance on Rule 144A, and outside the United States under Regulation S of the Securities Act. As a condition to the sale of the old notes, we entered into a registration rights agreement with the initial purchasers on April 15, 2004. Pursuant to the registration rights agreement, we agreed that we would:

(1) cause to be filed, on or prior to June 14, 2004, an exchange offer registration statement with the SEC under the Securities Act concerning the exchange offer;

(2) use commercially reasonable efforts to:

(a) cause such registration statement to be declared effective by the SEC on or prior to September 12, 2004;

(b) keep the registration statement effective until the exchange offer is consummated;

(c) consummate the exchange offer on or prior to 30 business days after the registration statement is declared effective by the SEC; and

(d) keep the registration statement continuously effective, supplemented, amended and current for a period of 180 days after the expiration of the exchange offer, or such shorter period ending when all exchange notes held by broker-dealers have been sold, to ensure that this prospectus is available for resales of the exchange notes by broker-dealers.

We are making the exchange offer to satisfy certain of our obligations under the registration rights agreement. Other than pursuant to the registration rights agreement, we are not required to file any registration statement to register any outstanding old notes. Holders of old notes who do not tender their old notes or whose old notes are tendered but not accepted in the exchange offer must either register their old notes under the Securities Act, or rely on an exemption from the registration requirements under the securities laws, including the Securities Act, if they wish to sell their old notes. See “Risk Factors — Risk Related to this Exchange Offer — Consequences of failure to exchange.”

Resale of Exchange Notes

We are making the exchange offer in reliance on the position of the staff of the SEC as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter and we can provide no assurance that the staff would make a similar determination with respect to the exchange offer as it has in interpretive letters to third parties. Based on these interpretations by the staff, we believe that the exchange notes issued in the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by a holder other than any holder who is a broker-dealer, without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	holders are acquiring the exchange notes issued in the exchange offer in the ordinary course of their business;

•	holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes issued in the exchange offer; and

•	holders are not an “affiliate” of ours within the meaning of Rule 144 under the Securities Act.

If you are a broker-dealer, an “affiliate” of ours, or have an arrangement or understanding with any person to participate in, a distribution of the exchange notes issued in the exchange offer, you cannot rely on the position of the staff of the SEC contained in the no-action letters mentioned above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, may be deemed an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. Each such broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge, as provided in the letter of transmittal, that it will deliver a prospectus in connection with any resale of such exchange notes. For more detailed information, see “Plan of Distribution.”

In addition, to comply with the securities laws of various jurisdictions, if applicable, the exchange notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the registration rights agreement and subject to specified limitations therein, to register or qualify the exchange notes for offer or sale under the securities or blue sky laws of the jurisdictions as any holder of the exchange notes reasonably requests.

Terms of the Exchange

We are offering to exchange, subject to the conditions described in this prospectus and in the letter of transmittal accompanying this prospectus, an aggregate of $350 million principal amount of our exchange notes for $350 million of our old notes. Old notes may be exchanged in integral multiples of $1,000 principal amount. To be exchanged, an old note must be properly tendered and accepted. All outstanding old notes that are validly tendered and not validly withdrawn will be exchanged for exchange notes issued on or promptly after the expiration date of the exchange offer. Currently, there is $350 million principal amount of old notes outstanding and no exchange notes outstanding.

We will accept for exchange any and all old notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the expiration date. Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. The exchange offer is not conditioned upon any minimum principal amount of the old notes being tendered for exchange. However, the exchange offer is subject to the terms and provisions of the registration rights agreement. See “— Conditions to the Exchange Offer.”

The exchange notes will evidence the same indebtedness as the old notes and will be entitled to the benefits of the indenture. The form and terms of the exchange notes will be substantially identical to those of the old notes except that the exchange notes will have been registered under the Securities Act. Therefore, the exchange notes will not be subject to certain transfer restrictions, registration rights and certain liquidated damage provisions applicable to the old notes. See “Description of Exchange Notes.”

Expiration Date; Extensions; Amendments

The exchange offer will expire at 5:00 p.m. New York City time, on July 29, 2004, unless we, in our sole discretion, extend the exchange offer. The time and date, as it may be extended, is referred to herein as the “expiration date.”

In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer.

We expressly reserve the right at our sole discretion:

•	to delay accepting the old notes;

•	to extend the exchange offer;

•	to terminate the exchange offer and not accept old notes not previously accepted if any of the conditions listed under “— Conditions to the Exchange Offer” are not satisfied or waived by us, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.

We will follow any delay in acceptance, extension or termination as promptly as practicable by oral or written notice to the exchange agent. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a prospectus supplement that we will distribute to the registered holders of the old notes. We may also extend the exchange offer for a period of time that we determine, in accordance with applicable law, depending upon the significance of the amendment and the manner of disclosure.

Conditions to the Exchange Offer

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any old notes, and may terminate the exchange offer as provided in this prospectus before the acceptance of the old notes, if, in our sole judgment, the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the SEC.

If we determine in our sole discretion that any of these conditions are not satisfied, we may:

•	refuse to accept any old notes and return all tendered old notes to you;

•	extend the exchange offer and retain all old notes tendered before the exchange offer expires, subject, however, to your rights to withdraw the old notes;

•	waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered old notes that have not been withdrawn; or

•	amend the terms of the exchange offer in any manner.

If the waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose the waiver or amendment by means of a prospectus supplement that we will distribute to the registered holders of the old notes, and may extend the exchange offer depending on the significance of the waiver and the manner of disclosure to the registered holders of the old notes.

The exchange offer is not conditioned upon any minimal principal amount of notes being tendered.

Accrued Interest

Interest on the exchange notes will accrue at the rate of 6.75% per annum and will be payable semi-annually in arrears on April 15 and October 15, commencing on October 15, 2004. Interest on the exchange notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on the old notes accepted for exchange, which interest accrued at the rate of 6.75% per annum, will cease to accrue on the day prior to the issuance of the exchange notes.

Procedures for Tendering Old Notes

Our acceptance of old notes tendered by a holder will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal accompanying this prospectus.

A holder of old notes may tender the old notes by:

(a) (i) properly completing and signing the letter of transmittal;

(ii) properly completing any required signature guarantees;

(iii)properly completing any other documents required by the letter of transmittal; and

(iv) delivering all of the above, together with the certificate or certificates representing the old notes being tendered, to the exchange agent at its address set forth under “— Exchange Agent” on or prior to the expiration date; or

(b) complying with all the procedures for book-entry transfer described below; or

(c) complying with the guaranteed delivery procedures described below.

THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF THE DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. HOLDERS SHOULD NOT SEND OLD NOTES OR LETTERS OF TRANSMITTAL TO US.

The signature on the letter of transmittal need not be guaranteed if:

•	tendered old notes are registered in the name of the signer of the letter of transmittal;

•	the exchange notes to be issued in exchange for the old notes are to be issued in the name of the holder; and

•	any untendered old notes are to be reissued in the name of the holder.

In any other case:

•	the certificates representing the tendered old notes must be properly endorsed for transfer by the registered holder or be accompanied by a properly completed bond power from the registered holder or appropriate powers of attorney, in form satisfactory to us;

•	the tendered old notes must be duly executed by the holder; and

•	signatures on the endorsement, bond power or powers of attorney must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution, each an “eligible institution” that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act.

If the exchange notes or old notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note registrar for the old notes, the signature in the letter of transmittal must be guaranteed by an eligible institution.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, such persons must submit proper evidence satisfactory to us of their authority to so act.

The exchange agent will make a request within two business days after the date of receipt of this prospectus to establish accounts with respect to the old notes at The Depository Trust Company for the purpose of facilitating the exchange offer. We refer to The Depository Trust Company in this prospectus as “DTC” and the “book-entry transfer facility.” Subject to establishing the accounts, any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer the old notes into the exchange agent’s account with respect to the old notes in accordance with the book-entry transfer facility’s procedures for the transfer. Although delivery of old notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, an appropriate letter of transmittal with any required signature guarantee and all other required documents, or an agent’s message, must in each case be properly transmitted to and received or confirmed by the exchange agent at its address set forth below prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

The exchange agent and DTC have confirmed that the exchange offer is eligible for DTC’s Automated Tender Offer Program, which we refer to as “ATOP.” Accordingly, DTC participants may, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer old notes to the exchange agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send an agent’s message.

The term “agent’s message” means a message which:

•	is transmitted by DTC;

•	is received by the exchange agent and forms part of the book-entry transfer;

•	states that DTC has received an express acknowledgment from a participant in DTC that is tendering old notes which are the subject of the book-entry transfer;

•	states that the participant has received and agrees to be bound by all of the terms of the letter of transmittal; and

•	states that we may enforce the agreement against the participant.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For additional information, see “Plan of Distribution.”

If you beneficially own the old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender your beneficially owned old notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender the old notes on your behalf. The beneficial owner may also obtain and include with the letter of transmittal the old notes properly endorsed for transfer by the registered holder or accompanied by a properly completed bond power from the registered holder, with signatures on the endorsement or bond power guaranteed by an eligible institution. If the beneficial owner wishes to tender directly, the beneficial owner must, prior to completing and executing the letter of transmittal and tendering the old notes, make appropriate arrangements to register ownership of the old notes in the beneficial owner’s name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

By tendering, each registered holder of old notes will represent to us that, among other things:

•	the exchange notes to be acquired in connection with the exchange offer by the holder and each beneficial owner of the old notes are being acquired by the holder and each beneficial owner in the ordinary course of business of the holder and each beneficial owner;

•	the holder and each beneficial owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes;

•	the holder and each beneficial owner acknowledge and agree that any person participating in the exchange offer for the purpose of distributing the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the exchange notes acquired by such person and cannot rely on the position of the staff of the SEC set forth in no-action letters that are discussed herein under “— Resale of Exchange Notes”;

•	if the holder is a broker-dealer, such holder represents that it acquired the old notes as a result of market making or other trading activities, and that it will deliver a prospectus in connection with any resale of exchange notes acquired in the exchange offer;

•	if the holder is a broker-dealer and receives exchange notes pursuant to the exchange offer it shall notify us before using the prospectus in connection with any sale or transfer of exchange notes;

•	the holder and each beneficial owner understand that a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K of the Commission;

•	neither the holder nor any beneficial owner is an “affiliate,” as defined under Rule 144 of the Securities Act, of ours;

•	in connection with a book-entry transfer, each participant will confirm that it makes the representations and warranties contained in the letter of transmittal; and

•	it is a person to whom communications or offers of securities may be addressed without breach of the United Kingdom’s Financial Services and Markets Act 2000, the Public Offers of Securities Regulations 1995 or any other applicable UK laws and regulations.

All questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders of any old notes not properly tendered or not to accept any old notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer.

The interpretation of the terms and conditions of the exchange offer including the letter of transmittal and the instructions contained in the letter of transmittal by us will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor will any of us incur any liability for failure to give such notification.

Guaranteed Delivery Procedures

If you desire to tender your old notes, but:

•	your old notes are not immediately available;

•	you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent prior to the expiration date; or

•	the procedures for book-entry transfer of your old notes cannot be completed prior to the expiration date,

you may effect a tender according to the guaranteed delivery procedures set forth in the letter of transmittal.

Pursuant to such procedures:

•	your tender of old notes must be made by or through an eligible institution and you must properly complete and duly execute a notice of guaranteed delivery (as defined in the letter of transmittal);

•	on or prior to the expiration date, the exchange agent must have received from you and the eligible institution a properly completed and duly executed notice of guaranteed delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number or numbers of the tendered old notes, and the principal amount of tendered old notes, stating that the tender is being made thereby and guaranteeing that, within three (3) business days after the date of delivery of the notice of guaranteed delivery, the tendered old notes, a duly executed letter of transmittal and any other required documents will be deposited by the eligible institution with the exchange agent; and

•	such properly completed and executed documents required by the letter of transmittal and the tendered old notes in proper form for transfer (or confirmation of a book-entry transfer of such old notes into the exchange agent’s account at DTC) must be received by the exchange agent within three (3) business days after the expiration date.

Any holder who wishes to tender their old notes pursuant to the guaranteed delivery procedures described above must ensure that the exchange agent receives the notice of guaranteed delivery relating to such old notes prior to 5:00 p.m., New York City time, on the expiration date.

Unless old notes being tendered by the above-described method are deposited with the exchange agent, a tender will be deemed to have been received as of the date when the tendering holder’s properly completed and duly signed letter of transmittal, or a properly transmitted agent’s message, accompanied by the old notes or a confirmation of book-entry transfer of the old notes into the exchange agent’s account at the book-entry transfer facility is received by the exchange agent.

Issuances of exchange notes in exchange for old notes tendered pursuant to a notice of guaranteed delivery will be made only against deposit of the letter of transmittal and any other required documents and the tendered old notes or a confirmation of book-entry and an agent’s message.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time prior to the expiration date. For a withdrawal to be effective, a written notice of withdrawal sent by telegram, facsimile transmission, with receipt confirmed by telephone, or letter must be received by the exchange agent at the address set forth in this prospectus prior to the expiration date. Any notice of withdrawal must:

•	specify the name of the person having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes;

•	specify the principal amount of old notes to be withdrawn;

•	include a statement that the holder is withdrawing its election to have the old notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered or as otherwise described above, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under the indenture register the transfer of the old notes into the name of the person withdrawing the tender; and

•	specify the name in which any such old notes are to be registered, if different from that of the person who tendered the old notes.

The exchange agent will return the properly withdrawn old notes promptly following receipt of the notice of withdrawal. If old notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes or otherwise comply with the book-entry transfer facility procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us in our sole discretion and our determination will be final and binding on all parties.

Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the old notes will be credited to an account with the book-entry transfer facility specified by the holder. In either case, the old notes will be returned as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “— Procedures for Tendering Old Notes” above at any time prior to the expiration date.

Acceptance of Old Notes for Exchange and Delivery of Exchange Notes

Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept, promptly following the expiration date, any and all old notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The exchange notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. For purposes of the exchange offer, we will be deemed to have accepted validly tendered old notes, when, as, and if we have given oral or written notice thereof to the exchange agent.

In all cases, issuances of exchange notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of such old notes, a properly completed and duly executed letter of transmittal and all other required documents (or of confirmation of a book-entry transfer of such old notes into the exchange agent’s account at DTC); provided, however, that we reserve the absolute right to waive any defects or irregularities in the tender or conditions of the exchange offer. If any tendered old notes are not accepted for any reason, such unaccepted old notes will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the exchange offer.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By Registered or Certified Mail, Overnight Delivery, or Hand Delivery:

Wells Fargo Bank, National Association

Corporate Trust Department

707 Wilshire Blvd., 17th Floor

Los Angeles, CA 90017

Attention: Jeanie Mar, Vice President

By Facsimile Transmission:

(213) 614-3355

Confirm by Telephone:

(213) 614-3349

For Additional Information:

Wells Fargo Bank, National Association

Corporate Trust Department

707 Wilshire Blvd., 17th Floor

Los Angeles, CA 90017

(213) 614-3349

Attention: Jeanie Mar, Vice President

You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent at the address and telephone number set forth in the letter of transmittal.

DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH IN THE LETTER OF TRANSMITTAL, OR TRANSMISSIONS OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN THE ONE SET FORTH IN THE LETTER OF TRANSMITTAL, WILL NOT CONSTITUTE A VALID DELIVERY.

Fees and Expenses

Pursuant to the registration rights agreement, we are required to pay all expenses incident to the consummation of the exchange offer, including our compliance, with the registration rights agreement, regardless of whether a registration statement becomes effective, including without limitation:

•	all registration and filing fees and expenses;

•	all fees and expenses of compliance with federal securities and state blue sky or securities laws;

•	all expenses of printing (including printing certificates for the exchange notes to be issued in the exchange offer and printing of prospectuses), messenger and delivery services and telephone;

•	all fees and disbursements of our counsel;

•	all application and filing fees in connection with listing the exchange notes on a national securities exchange or automated quotation system pursuant to the requirements of the registration rights agreement; and

•	all fees and disbursements of our independent certified public accountants (including the expenses of any special audit and comfort letters required by or incident to such performance).

We will pay all transfer taxes, if any, applicable to the exchange of the old notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the old notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize a gain or loss for accounting purposes.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the old notes as described in the legend on the old notes. Old notes not exchanged pursuant to the exchange offer will continue to remain outstanding in accordance with their terms. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the old notes under the Securities Act.

Participation in the exchange offer is voluntary, and holders of old notes should carefully consider whether to participate. Holders of old notes are urged to consult their financial and tax advisors in making their own decision on what action to take. As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. Holders of old notes who do not tender their old notes in the exchange offer will continue to hold the old notes and will be entitled to all the rights and limitations applicable to the old notes under the indenture, except for any rights under the registration rights agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this exchange offer. All untendered old notes will continue to be subject to the restrictions on transfer described in the indenture. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered old notes could be adversely affected.

Shelf Registration Statement

If, pursuant to the terms of the registration rights agreement:

(1) the exchange offer is not permitted by applicable law or SEC policy; or

(2) any holder of the old notes notifies us within 20 days following the date we are required to consummate the exchange offer that:

(a) such holder was prohibited by law or SEC policy from participating in the exchange offer; or

(b) such holder cannot resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by such holder; or

(c) such holder is a broker-dealer and holds old notes acquired directly from us or any of our affiliates,

then we shall use commercially reasonable efforts to file a shelf registration statement pursuant to Rule 415 under the Securities Act (which may be an amendment to the exchange offer registration statement), subject to the terms set forth in the registration rights agreement, and use commercially reasonable efforts to cause such shelf registration statement to become effective on or prior to 90 days after such registration statement was required to be filed.

In addition, pursuant to the registration rights agreement, we are required, to the extent necessary to ensure that the shelf registration statement is available for sales of old notes by certain holders of old notes, to use commercially reasonable efforts to keep any shelf registration statement so required continuously effective, supplemented, amended and current as required by and subject to the provisions of the registration rights agreement, for a period ranging from at least two years to less than one, depending on the circumstances, all as set forth in the registration rights agreement.

Liquidated Damages

If, pursuant to the terms of the registration rights agreement, one of the following occurs (each such event is referred to as a “registration default”):

•	we do not file any of the registration statements required by the registration rights agreement with the SEC on or prior to the applicable filing deadline;

•	any of such registration statements is not declared effective by the SEC on or prior to the applicable effectiveness deadline;

•	we fail to consummate the exchange offer on or prior to 30 business days after the registration statement is declared effective by the SEC; or

•	any registration statement required by the registration rights agreement is filed and declared effective but shall thereafter cease to be effective for the applicable period while transfer restricted securities (as defined in the registration rights agreement) are outstanding or fails to be useable for its intended purpose without being succeeded immediately by a post-effective amendment or another registration statement that cures such failure and that is itself declared effective immediately, then we will pay to each holder of old notes affected thereby liquidated damages in an amount equal to $.05 per $1,000 in principal amount of old notes held by such holder for each week that the registration default described above continues for the first 90-day period immediately following the occurrence of such registration default.

The amount of the liquidated damages increase by an additional $.05 per week per $1,000 in principal amount of notes with respect to each subsequent 90-day period until all registration defaults described above have been cured, up to a maximum amount of liquidated damages of $.50 per week per $1,000 in principal amount of old notes; provided that we will in no event be required to pay liquidated damages for more than one registration default at any given time.

DESCRIPTION OF EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “Boyd Gaming” refers only to Boyd Gaming Corporation and not to any of its Subsidiaries.

Boyd Gaming will issue the exchange notes under an indenture between itself and Wells Fargo Bank, National Association, as trustee. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture. It does not restate such agreement in its entirety. We urge you to read the indenture because it, and not this description, define your rights as holders of the exchange notes. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture. A copy of the indenture is filed as an exhibit to the registration statement of which this prospectus is a part.

Except as otherwise indicated below, the following summary applies to both the exchange notes and the old notes. As used herein, the term “notes” means both the exchange notes and the old notes, unless otherwise indicated.

The form and term of the exchange notes will be identical in all material respects to the form and term of the old notes, except that the exchange notes will be registered under the Securities Act, and therefore the exchange notes will not be subject to certain transfer restrictions, registration rights and certain liquidated damages provisions applicable to the old notes prior to the consummation of the exchange offer. See “Exchange Offer.”

The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

Brief Description of the Notes

The notes

•	are general unsecured obligations of Boyd Gaming;

•	are junior in right of payment to all existing and future Senior Debt of Boyd Gaming, including its 9.25% senior notes due 2009 and its obligations under the Credit Facility;

•	are equal in right of payment with all existing and future Senior Subordinated Debt of Boyd Gaming, including its 8.75% senior subordinated notes due 2012 and its 7.75% senior subordinated notes due 2012; and

•	are senior in right of payment to any future Indebtedness of Boyd Gaming that is specifically subordinated to the notes.

Principal, Maturity and Interest

Boyd Gaming will exchange the old notes, which have an aggregate principal amount of $350 million, for the exchange notes. Boyd Gaming may issue exchange notes in denominations of $1,000 and integral multiples of $1,000. The exchange notes will mature on April 15, 2014.

Boyd Gaming may issue additional notes from time to time after this exchange offer. Any offering of additional notes is subject to the covenants described below under the caption “Certain Covenants — Limitation on Indebtedness.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase; provided that any such additional notes may contain certain redemption provisions that would expire prior to the exchange offer with respect to such additional notes. Any such redemption provisions would only apply to the additional notes and not to the notes offered pursuant to this prospectus. Boyd Gaming will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on April 15, 2014.

Interest on the notes will accrue at the rate of 6.75% per annum and will be payable semi-annually in arrears on April 15 and October 15, commencing on October 15, 2004. Boyd Gaming will make each interest payment to the Holders of record on the immediately preceding April 1 and October 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

All payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Boyd Gaming elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders. Principal and interest shall be considered paid on the date due if on such date the trustee or paying agent holds money sufficient to pay all principal and interest then due.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. Boyd Gaming may change the paying agent or registrar without prior notice to the Holders of the notes, and Boyd Gaming or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Boyd Gaming is not required to transfer or exchange any note selected for redemption. Also, Boyd Gaming is not required to transfer or exchange any note for a period of fifteen days before a selection of notes to be redeemed.

Subordination

The notes are senior subordinated unsecured obligations of Boyd Gaming. The payment of the principal of, and premium, if any, and interest on, the notes is subordinated in right of payment, as set forth in the indenture, to the payment when due of all Senior Debt of Boyd Gaming. The notes rank subordinate in right of payment to all existing and future Senior Debt, equal with all existing and future Senior Subordinated Debt and senior to any future Indebtedness of Boyd Gaming that is specifically subordinated to the notes. As of March 31, 2004, as adjusted for the completion of the offering of the old notes and the application of net proceeds therefrom, our acquisition of the Shreveport Partnership, the Coast Casinos Merger, our pending tender offer for Coast Hotels’ debt and the effectiveness of our new credit facility, our total outstanding indebtedness (including indebtedness of Boyd Gaming’s Subsidiaries) would have been $2.257 billion and approximately $458.7 million would have been available to borrow under our Credit Facility.

All existing and future debt and other liabilities of Boyd Gaming’s Subsidiaries, including the claims of trade creditors, secured creditors and creditors holding debt and Guarantees issued by such Subsidiaries, and claims of preferred stockholders, if any, of such Subsidiaries, are effectively senior to the notes. As of March 31, 2004, the total outstanding indebtedness and other liabilities of Boyd Gaming’s Subsidiaries, as adjusted for the completion of the offering of the old notes and the application of net proceeds therefrom, our acquisition of the

Shreveport Partnership, the Coast Casinos Merger, our pending tender offer for Coast Hotels’ debt and the effectiveness of our new credit facility on a pro forma basis, including guarantees, as of March 31, 2004, would have been $1.357 billion. Boyd Gaming could be dependent on the earnings of any such Subsidiaries and the distribution of those earnings to Boyd Gaming could be limited by statutory and contractual restrictions or other business considerations. See “Risk Factors — We are a holding company and depend on the business of our subsidiaries to satisfy our obligations under the notes.”

The notes also are effectively subordinated to any secured Indebtedness to the extent of the value of the assets securing such Indebtedness. As of March 31, 2004, after giving effect to the offering of the old notes and the application of net proceeds therefrom, our acquisition of the Shreveport Partnership, the Coast Casinos Merger, our pending tender offer for Coast Hotels’ debt and the effectiveness of our new credit facility as described under “Use of Proceeds,” the outstanding secured Indebtedness of Boyd Gaming would have been approximately $1.157 billion (all of which was Senior Debt) and approximately $458.7 million of secured indebtedness would have been available to borrow under our credit facility. Boyd Gaming and its Subsidiaries have other liabilities, including contingent liabilities, which may be significant.

Although the indenture contains limitations on the amount of additional Indebtedness which Boyd Gaming and its Restricted Subsidiaries may Incur, the amounts of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Debt or Indebtedness of Subsidiaries. See “Certain Covenants — Limitation on Indebtedness.”

Boyd Gaming may not pay the principal of, or premium, if any, or interest on, the notes or make any deposit pursuant to the provisions described under “Legal Defeasance and Covenant Defeasance” and may not repurchase, redeem or otherwise retire any notes if:

(1) any principal, premium or interest in respect of any Senior Debt is not paid within any applicable grace period (including at maturity), or

(2) any other default on Senior Debt occurs and the maturity of such Senior Debt is accelerated in accordance with its terms,

unless, in either case,

(A) the default has been cured or waived and any such acceleration has been rescinded, or

(B) such Senior Debt has been paid in full in cash or cash equivalents,

provided, however, that Boyd Gaming may repurchase, redeem or otherwise retire notes without regard to the foregoing if Boyd Gaming and the trustee receive written notice approving such payment from the Representative of each issue of Designated Senior Debt. During the continuance of any default (other than a default described in clause (1) or (2) of the preceding sentence) with respect to any Designated Senior Debt pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration), Boyd Gaming may not repurchase, redeem or otherwise retire any notes for a period (a “Payment Blockage Period”) commencing upon the receipt by Boyd Gaming and the trustee of written notice of such default from the Representative of the holders of such Designated Senior Debt specifying an election to effect a Payment Blockage Period (a “Payment Blockage Notice”) and ending 179 days thereafter, unless such Payment Blockage Period is earlier terminated:

(1) by written notice to the trustee and Boyd Gaming from the Representative which gave such Payment Blockage Notice;

(2) because such default is no longer continuing; or

(3) because such Designated Senior Debt has been repaid in full in cash or cash equivalents.

Notwithstanding the provisions described in the immediately preceding sentence, unless the holders of such Designated Senior Debt or the Representative of such holders have accelerated the maturity of such Designated Senior Debt and not rescinded such acceleration, Boyd Gaming may (unless otherwise prohibited as described in the first sentence of this paragraph) resume payments on the notes after the end of such Payment Blockage Period. Not more than one Payment Blockage Notice with respect to all issues of Designated Senior Debt may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to one or more issues of Designated Senior Debt during such period.

Upon any payment or distribution of the assets of Boyd Gaming upon a total or partial liquidation, dissolution or winding up of Boyd Gaming or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Boyd Gaming or its Property,

(1) the holders of Senior Debt will be entitled to receive payment in full in cash or cash equivalents before the holders of the notes are entitled to receive any payment of principal of, or premium, if any, or interest on, the notes, and

(2) until the Senior Debt is paid in full in cash or cash equivalents, any distribution to which holders of the notes would be entitled but for the subordination provisions of the indenture will be made to holders of the Senior Debt, except in each case that holders of notes may receive and retain shares of stock and any debt securities that are subordinated to Senior Debt to at least the same extent as the notes. In the event that, notwithstanding the foregoing, the holder of any note receives any payment or distribution of assets of Boyd Gaming (except as set forth in the preceding sentence) before all Senior Debt is paid in full in cash or cash equivalents, then such payment or distribution shall be held in trust for the holders of Senior Debt and will be required to be paid over to them to the extent necessary to pay the Senior Debt in full in cash or cash equivalents.

By reason of such subordination provisions, in the event of bankruptcy or similar proceedings relating to Boyd Gaming, holders of Senior Debt and other creditors of Boyd Gaming, even if the notes are equal in right of payment with their claims, may recover more, ratably, than the holders of the notes. In such event, after giving effect to such subordination, there may be insufficient assets or no assets remaining to pay interest or principal on the notes.

Payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust pursuant to the provisions described under “Legal Defeasance and Covenant Defeasance” will not be subordinated to any Senior Debt or subject to the restrictions of the subordination provisions described above.

Optional Redemption

At any time prior to April 15, 2007, Boyd Gaming may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 106.750% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by Boyd Gaming and its Subsidiaries); and

(2) the redemption occurs within 45 days of the date of the closing of such Public Equity Offering.

Except pursuant to the preceding paragraph, the notes offered pursuant to this prospectus will not be redeemable at Boyd Gaming’s option prior to April 15, 2009.

On or after April 15, 2009, Boyd Gaming may redeem all or a portion of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 15 of the years indicated below:

Year	Percentage
2009	103.375%
2010	102.250%
2011	101.125%
2012 and thereafter	100.000%

Mandatory Redemption

Boyd Gaming is not required to make mandatory redemption or sinking fund payments with respect to the notes offered pursuant to this prospectus.

Mandatory Disposition or Redemption Pursuant to Gaming Laws

If a Holder or beneficial owner of a note is required to be licensed, qualified or found suitable under applicable Gaming Laws and is not so licensed, qualified or found suitable within any time period specified by the applicable Gaming Authority, the Holder shall be obligated, at the request of Boyd Gaming, to dispose of such Holder’s notes within a time period prescribed by Boyd Gaming or such other time period prescribed by such Gaming Authority (in which event Boyd Gaming’s obligation to pay any interest after the receipt of such notice shall be limited as provided in such Gaming Laws), and thereafter, Boyd Gaming shall have the right to redeem, on the date fixed by Boyd Gaming for the redemption of such notes, such Holder’s notes at a redemption price equal to the lesser of (1) the lowest closing sale price of the notes on any trading day during the 120-day period ending on the date upon which Boyd Gaming shall have received notice from a Gaming Authority of such Holder’s disqualification or (2) the price at which such Holder or beneficial owner acquired the notes, unless a different redemption price is required by such Gaming Authority, in which event such required price shall be the redemption price. Boyd Gaming is not required to pay or reimburse any Holder or beneficial owner of a note for the costs of licensure or investigation for such licensure, qualification or finding of suitability. Any Holder or beneficial owner of a note required to be licensed, qualified or found suitable under applicable Gaming Laws must pay all investigative fees and costs of the Gaming Authorities in connection with such qualification or application therefor.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of notes will have the right to require Boyd Gaming to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Boyd Gaming will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase. Within 30 days following any Change of Control, Boyd Gaming will mail a notice to each Holder stating, among other things:

(1) that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the covenant entitled “Repurchase at the Option of Holders — Change of Control” and that all notes (or portions thereof) timely tendered will be accepted for payment;

(2) the purchase price and the Change of Control Payment Date, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice;

(3) that any note (or portion thereof) accepted for payment (and for which payment has been duly provided on the Change of Control Payment Date) pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

(4) that any notes (or portions thereof) not tendered will continue to accrue interest;

(5) a description of the transaction or transactions constituting the Change of Control; and

(6) the procedures that Holders must follow in order to tender their notes (or portions thereof) for payment and the procedures that Holders must follow in order to withdraw an election to tender notes (or portions thereof) for payment.

Boyd Gaming will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Boyd Gaming will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, Boyd Gaming will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Boyd Gaming.

The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

The provisions described above that require Boyd Gaming to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that Boyd Gaming repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

In the event the notes have Investment Grade Status at the earlier of the public announcement of (x) the occurrence of a Change of Control or (y) (if applicable) the intention of Boyd Gaming to effect a Change of Control, the foregoing Change of Control provisions shall not apply unless both a Change of Control with respect to Boyd Gaming and a Rating Decline shall occur. If the notes have Investment Grade Status at the earlier of the public announcement of (x) the occurrence of a Change of Control or (y) (if applicable) the intention of Boyd Gaming to effect a Change of Control, and Boyd Gaming effects defeasance of the notes under the indenture prior to the date of a Rating Decline, Boyd Gaming will not be obligated to make a repurchase offer as a result of such Change of Control and Rating Decline. While Boyd Gaming has no present intention to defease the notes, Boyd Gaming could elect to defease the notes in the event that a proposed corporate action could not be undertaken in compliance with the restrictive covenants in the indenture and the terms of the notes did not then permit Boyd Gaming to effect a redemption. The effect of the preceding provision is that in the event that the two designated ratings agencies rated the notes “investment grade” prior to such Change of Control, Boyd Gaming would only be required to make a Change of Control Offer if, within 90 days of the announcement of such Change of Control, at least one of the two designated ratings agencies have rated the notes “non-investment grade” and Boyd Gaming does not elect to defease the notes prior to the announcement of such “non-investment grade” ratings.

There can be no assurance that Boyd Gaming will be able to fund any repurchase of the notes pursuant to a Change of Control Offer. Boyd Gaming’s Credit Facility and its 9.25% senior notes due 2009 contain, and any future credit facilities or other agreements relating to indebtedness of Boyd Gaming may contain, prohibitions or restrictions on Boyd Gaming’s ability to effect such a repurchase. In the event a Change of Control Offer is mandated at a time when such prohibitions or restrictions are in effect, Boyd Gaming could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Boyd Gaming does not obtain such a consent or repay such borrowings, Boyd Gaming will be effectively prohibited from purchasing notes. In such case, Boyd Gaming’s failure to purchase tendered notes would constitute an Event of Default under the indenture. See “Risk Factors — Risks Related to this Exchange Offer — We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.”

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Boyd Gaming and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require Boyd Gaming to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Boyd Gaming and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales; Event of Loss

Other than upon an Event of Loss, Boyd Gaming shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale after the Issue Date, where the Property subject to such Asset Sale has an aggregate Fair Market Value equal to or in excess of $100 million, unless:

(1) Boyd Gaming or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale;

(2) at least 75% of such consideration consists of cash, Temporary Cash Investments or any stock or assets of the kind referred to in clauses (1) or (3) of the definition of “Additional Assets;” provided, however, that for purposes of this clause (2),

(A) the assumption of Indebtedness of Boyd Gaming or a Restricted Subsidiary which is not subordinated to the notes shall be deemed to be Temporary Cash Investments if Boyd Gaming, such Restricted Subsidiary, and all other Restricted Subsidiaries of Boyd Gaming, to the extent any of the foregoing are liable with respect to such Indebtedness, are expressly released from all liability for such Indebtedness by the holder thereof in connection with such Asset Sale,

(B) any securities or notes received by Boyd Gaming or such Restricted Subsidiary from such transferee that are converted by Boyd Gaming or such Restricted Subsidiary into cash or Temporary Cash Investments within ten business days of the date of such Asset Sale shall be deemed to be Temporary Cash Investments, and

(C) Boyd Gaming and its Restricted Subsidiaries may receive consideration in the form of securities exceeding 25% of the consideration for one or more Asset Sales so long as Boyd Gaming and its Restricted Subsidiaries do not hold such securities having an aggregate Fair Market Value in excess of $100 million at any time outstanding;

(3) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect, on a pro forma basis, to, such Asset Sale; and

(4) the Board of Directors of Boyd Gaming determines in good faith that such Asset Sale complies with clauses (1) and (2).

Upon an Event of Loss incurred by Boyd Gaming or any of its Restricted Subsidiaries, the Net Proceeds received from such Event of Loss shall be applied in the same manner as proceeds from Asset Sales described above and pursuant to the procedures set forth below.

Within 360 days after the receipt of the Net Proceeds of an Asset Sale or Event of Loss, an amount equal to 100% of the Net Proceeds from such Asset Sale or Event of Loss may be applied by Boyd Gaming or a Restricted Subsidiary:

(1) to permanently repay, redeem or repurchase Senior Debt of Boyd Gaming or Indebtedness of any Restricted Subsidiary, or

(2) to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Proceeds received by Boyd Gaming or another Restricted Subsidiary),

provided, however, that if Boyd Gaming or any Restricted Subsidiary contractually commits within such 360-day period to apply such Net Proceeds within 180 days of such contractual commitment in accordance with the above clauses (1) or (2), and such Net Proceeds are subsequently applied as contemplated in such contractual commitment, then the requirement for application of Net Proceeds set forth in this paragraph shall be considered satisfied.

Any Net Proceeds from an Asset Sale or Event of Loss that are not used in accordance with the preceding paragraph shall constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $100 million (taking into account income earned on such Excess Proceeds), Boyd Gaming shall make an offer to purchase (the “Prepayment Offer”), on a pro rata basis, from all Holders of the notes, and, at the election of Boyd Gaming, the holders of any other outstanding Indebtedness equal or senior in ranking to the notes having comparable rights, an aggregate principal amount of notes and, if applicable, such other Indebtedness equal to the Excess Proceeds, at a price in cash at least equal to 100% of the principal amount thereof, plus accrued and unpaid interest and, if applicable, Liquidated Damages, in accordance with the procedures summarized herein and set forth in the indenture. To the extent that any portion of the Excess Proceeds remains after compliance with the preceding sentence and provided that all Holders have been given the opportunity to tender the notes for repurchase in accordance with the indenture, Boyd Gaming or such Restricted Subsidiary may use such remaining amount for general corporate purposes and the amount of Excess Proceeds shall be reset to zero. Pending application of Net Proceeds pursuant to clauses (1) and (2) above, such Net Proceeds will be invested in Temporary Cash Investments.

Within ten Business Days after the amount of Excess Proceeds exceeds $100 million, Boyd Gaming shall send a prepayment offer notice, by first-class mail, to the Holders, accompanied by such information regarding Boyd Gaming and its Subsidiaries as Boyd Gaming in good faith believes will enable such Holders to make an informed decision with respect to the Prepayment Offer. The prepayment offer notice will state, among other things:

(1) that Boyd Gaming is offering to purchase notes pursuant to the provisions of the indenture described herein;

(2) that any note (or any portion thereof) accepted for payment (and for which payment has been duly provided on the purchase date) pursuant to the Prepayment Offer shall cease to accrue interest after the purchase date;

(3) the purchase price and purchase date, which shall be, subject to any contrary requirements of applicable law, no less than 30 days nor more than 60 days from the date the Prepayment Offer Notice is mailed;

(4) the aggregate principal amount of notes (or portions thereof) to be purchased; and

(5) a description of the procedure which Holders must follow in order to tender their notes (or portions thereof) and the procedures that Holders must follow in order to withdraw an election to tender their notes (or portions thereof) for payment.

Boyd Gaming’s Credit Facility and its 9.25% senior notes due 2009 contain, and any future credit agreements or other agreements relating to indebtedness of Boyd Gaming may contain, prohibitions or restrictions on Boyd Gaming’s ability to effect a Prepayment Offer. If Boyd Gaming is required to make a Prepayment Offer at a time when such prohibitions or restrictions are in effect, Boyd Gaming could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Boyd Gaming does not obtain such a consent or repay such borrowings, Boyd Gaming will be effectively prohibited from purchasing notes. In such case, Boyd Gaming’s failure to purchase tendered notes would constitute an Event of Default under the indenture.

Boyd Gaming will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of notes as a result of a Prepayment Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Prepayment Offer, Boyd Gaming will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the indenture described above by virtue of such conflict.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note (so long as such amount is in a denomination of $1,000 or integral multiples thereof) will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

Set forth below are certain covenants contained in the indenture. During any period of time that:

(1) the notes have Investment Grade Status, and

(2) no Default or Event of Default has occurred and is continuing under the indenture with respect to the notes,

Boyd Gaming and its Restricted Subsidiaries will not be subject to the provisions of the indenture with respect to the notes described above under “Repurchase at Option of Holders — Assets Sales; Event of Loss” and below under “— Limitation on Indebtedness” and “— Limitation on Restricted Payments” (collectively, the “Suspended Covenants”).

In the event that Boyd Gaming and its Restricted Subsidiaries are not subject to the Suspended Covenants with respect to the notes for any period of time as a result of the preceding sentence and, subsequently, at least one of the two designated Rating Agencies withdraws its rating or assigns the notes a rating below the required Investment Grade Ratings, then Boyd Gaming and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants for the benefit of the notes and compliance with the Suspended Covenant with respect to Restricted Payments made after the time of such withdrawal or assignment will be calculated in accordance with the terms of the covenant described below under “— Limitation on Restricted Payments” as if such covenant had been in effect during the entire period of time from the Issue Date with respect to the notes.

Limitation on Indebtedness

Boyd Gaming shall not, and shall not permit any Restricted Subsidiary to, Incur any Indebtedness; provided, however, that Boyd Gaming or any Restricted Subsidiary may incur Indebtedness if no Event of Default has occurred and is continuing and Boyd Gaming’s Consolidated Fixed Charge Coverage Ratio would exceed 2.0 to 1.0, after giving effect to:

(1) the Incurrence of such Indebtedness as if such Indebtedness was Incurred at the beginning of the Reference Period and (if applicable) the application of the net proceeds thereof to repay other Indebtedness as if the application of such proceeds occurred at the beginning of the Reference Period;

(2) the Incurrence and retirement of any other Indebtedness since the first day of the Reference Period as if such Indebtedness was Incurred or retired at the beginning of the Reference Period; and

(3) the acquisition or disposition of any company or business by Boyd Gaming or any Restricted Subsidiary since the first day of the Reference Period including any acquisition or disposition which will be consummated contemporaneously with the Incurrence of such Indebtedness, as if such acquisition or disposition occurred at the beginning of the Reference Period.

Notwithstanding the foregoing limitation, Boyd Gaming or any Restricted Subsidiary, as specified below, may Incur the following Indebtedness:

(1) Indebtedness of Boyd Gaming evidenced by the notes;

(2) Indebtedness of Boyd Gaming or any Restricted Subsidiary outstanding on the Issue Date;

(3) Indebtedness of Boyd Gaming under the Credit Facility, and the Guarantee by any Restricted Subsidiary of such Indebtedness, in an aggregate amount outstanding at any time not to exceed the greater of:

(A) (i) $600.0 million prior to the Coast Casinos Merger and (i) $1.5 billion from and after the Coast Casinos Merger; and

(B) 2.0 times Consolidated EBITDA during the Reference Period (after giving pro forma effect to the acquisition or disposition of any company or business by Boyd Gaming or any Restricted Subsidiary since the first day of the Reference Period including any acquisition or disposition which will be consummated contemporaneously with the Incurrence of Indebtedness under this clause (3)(B), as if such acquisition or disposition occurred at the beginning of the Reference Period, and excluding from such Consolidated EBITDA the amount of Consolidated EBITDA utilized on a pro forma basis to permit any Incurrence of Indebtedness under the first paragraph of this covenant, but only to the extent that the inclusion of such Consolidated EBITDA was necessary to satisfy the 2.0 to 1.0 Consolidated Fixed Charge Coverage Ratio);

in each case, as such amount may be permanently reduced by the lenders under the Credit Facility as a result of repayments of Indebtedness thereunder with Net Proceeds of Asset Sales pursuant to the covenant described above under “Repurchase at the Option of Holders — Asset Sales; Event of Loss;”

(4) Indebtedness of Boyd Gaming or a Restricted Subsidiary owing to and held by a Restricted Subsidiary or Boyd Gaming; provided, however, that any subsequent issuance or transfer of any Capital Stock or other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness except to Boyd Gaming or a Restricted Subsidiary shall be deemed in each case to constitute the Incurrence of such Indebtedness by the issuer thereof;

(5) Indebtedness of Boyd Gaming or a Restricted Subsidiary under Interest Rate Agreements, provided that the obligations under such agreements are related to payment obligations on Indebtedness otherwise permitted by the terms of this covenant;

(6) Indebtedness of Boyd Gaming or a Restricted Subsidiary under Currency Exchange Protection Agreements, provided that such Currency Exchange Protection Agreements were entered into for the purpose of limiting exchange rate risks in connection with transactions entered into in the ordinary course of business;

(7) Indebtedness of Boyd Gaming or any Restricted Subsidiary in connection with one or more standby letters of credit, performance bonds or completion guarantees issued in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit;

(8) Indebtedness of Boyd Gaming or any Restricted Subsidiary outstanding under Permitted FF&E Financings which are either:

(A) Non-Recourse Indebtedness of Boyd Gaming and its Restricted Subsidiaries; or

(B) limited in amount (including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (8)(B)) for each Gaming Facility owned or leased by Boyd Gaming or any of its Restricted Subsidiaries to the lesser of:

(1) the amount of FF&E used in such Gaming Facility and financed by such Permitted FF&E Financing; or

(2) $10 million;

(9) So long as no Event of Default has occurred and is continuing, Indebtedness of Boyd Gaming not otherwise permitted to be Incurred pursuant to the provisions of the immediately preceding paragraph or this paragraph in an aggregate amount Incurred not to exceed $25 million; or

(10) Permitted Refinancing Indebtedness Incurred in respect of Indebtedness of Boyd Gaming or any Restricted Subsidiary outstanding pursuant to the provisions of the immediately preceding paragraph or clauses (1), (2), (8) and this clause (10) of this paragraph.

For purposes of determining compliance with the “Limitation on Indebtedness” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories described in clauses (1) through (10) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Boyd Gaming will be permitted to classify such item of Indebtedness on the date of its incurrence in any manner that complies with this covenant. Indebtedness outstanding under Boyd Gaming’s Credit Facility on the Issue Date, after giving effect to the application of the proceeds from the issuance of the notes, will be deemed to have been incurred under clause (3) of the preceding paragraph.

Limitation on Layered Indebtedness

Boyd Gaming shall not, directly or indirectly, Incur any Indebtedness which is subordinate or junior in right of payment to any Senior Debt unless such Indebtedness is Senior Subordinated Debt or is expressly subordinated in right of payment to Senior Subordinated Debt. Boyd Gaming shall not permit any of its Restricted Subsidiaries to issue any Guarantee with respect to any Senior Subordinated Debt or Subordinated Obligations of Boyd Gaming unless such Restricted Subsidiary has executed and delivered to the trustee a supplemental indenture pursuant to which such Restricted Subsidiary will Guarantee payment of the notes on terms and conditions (including with respect to any Liens securing such Guarantees) at least as favorable to the holders of the notes as such Guarantee and:

(1) in the case of Senior Subordinated Debt, such Guarantee (and related Liens, if any) shall rank equal in right of payment with such Guarantee of the notes; and

(2) in the case of Subordinated Obligations, such Guarantee (and related Liens, if any) shall be subordinated in right of payment to such Guarantee of the notes to at least the same extent as such Subordinated Obligations are subordinated to the notes.

Limitation on Restricted Payments

Boyd Gaming shall not make, and shall not permit any Restricted Subsidiary to make, any Restricted Payment if at the time of, and after giving effect to, such proposed Restricted Payment:

(1) a Default or an Event of Default shall have occurred and be continuing;

(2) Boyd Gaming could not Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of “— Limitation on Indebtedness;” or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments made from and after July 22, 1997 (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value) would exceed an amount equal, without duplication, to the sum of:

(A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from April 1, 1997 to the end of the most recent fiscal quarter ended immediately prior to the date of such Restricted Payment (or, in the case such Consolidated Net Income shall be a deficit, minus 100% of such deficit);

(B) the aggregate Net Cash Proceeds received by Boyd Gaming from the issue or sale of its Capital Stock (other than Disqualified Stock) subsequent to March 31, 1997 (other than an issuance or sale to a Subsidiary of Boyd Gaming or an employee stock ownership plan or other trust established by Boyd Gaming or any of its Subsidiaries or pursuant to clauses (3) or (4) in the following paragraph);

(C) the amount by which Indebtedness of Boyd Gaming or any Restricted Subsidiary is reduced on Boyd Gaming’s balance sheet upon the conversion or exchange (other than an issuance or sale to a Subsidiary of Boyd Gaming or an employee stock ownership plan or other trust established by Boyd Gaming or any of its Subsidiaries) subsequent to March 31, 1997, of any Indebtedness of Boyd Gaming or any Restricted Subsidiary convertible or exchangeable for Capital Stock (other than Disqualified Stock) of Boyd Gaming (less the amount of any cash or other property distributed by Boyd Gaming or any Restricted Subsidiary upon such conversion or exchange);

(D) the amount equal to the net reduction in Investments that were treated as Restricted Payments subsequent to March 31, 1997 resulting from:

(1) payments of dividends, repayments of loans or advances or other transfers of assets to Boyd Gaming or any Restricted Subsidiary or the satisfaction or reduction (other than by means of payments by Boyd Gaming or any Restricted Subsidiary) of obligations of other Persons which have been Guaranteed by Boyd Gaming or any Restricted Subsidiary; or

(2) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries,

in each case such net reduction in Investments being:

(x) valued as provided in the definition of “Investment;”

(y) an amount not to exceed the aggregate amount of Investments previously made by Boyd Gaming or any Restricted Subsidiary which were treated as a Restricted Payment when made; and

(z) included in this clause (D) only to the extent not included in Consolidated Net Income;

(E) payments of dividends, repayments of loans or advances or other transfers of assets to Boyd Gaming or any Restricted Subsidiary from the Borgata Joint Venture to the extent such dividends, repayments, advances or other transfers exceed $100 million; but only to the extent that any such payments are excluded from the computation of Consolidated Net Income and in an aggregate amount not in excess of the amount of investments in the Borgata Joint Venture that were treated as Restricted Payments when made; and

(F) $150 million.

The provisions of the preceding paragraph shall not prohibit:

(1) the payment of any dividend within 60 days after the date of its declaration if such dividend could have been paid on the date of its declaration in compliance with such provisions; provided that at the time of payment of such dividend no Default under any provision of the indenture other than this covenant shall have occurred and be continuing (or would result therefrom);

(2) the redemption or repurchase of any Capital Stock or Indebtedness of Boyd Gaming (other than any Capital Stock or Indebtedness which is held or beneficially owned by, any member of the Boyd Family, Boyd Gaming or any Affiliate of Boyd Gaming),

(A) if the holder or beneficial owner of such Capital Stock or Indebtedness is required to qualify under the Gaming Laws and does not so qualify; or

(B) if necessary in the reasonable, good faith judgment of the Board of Directors, as evidenced by a Board Resolution, to prevent the loss or secure the reinstatement of any Gaming License which if lost or not reinstated, as the case may be, would have a material adverse effect on the business of Boyd Gaming and its Subsidiaries, taken as a whole, or would restrict the ability of Boyd Gaming or any of its Subsidiaries to conduct business in any gaming jurisdiction;

(3) any purchase, redemption or other acquisition or retirement of Capital Stock of Boyd Gaming made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock (other than Disqualified Stock) of Boyd Gaming;

(4) any purchase, redemption or other acquisition or retirement of the Indebtedness of any Person made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock (other than Disqualified Stock) of Boyd Gaming; and

(5) any purchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness from the proceeds of Permitted Refinancing Indebtedness.

The full amount of any Restricted Payments made subsequent to March 31, 1997 pursuant to clauses (1) and (2) of the preceding paragraph (but not pursuant to clauses (3), (4) and (5) of the preceding paragraph) and any Investments that cease to qualify as Qualified Investments as set forth in the proviso to clause (9) of the definition of “Permitted Investment” shall be included in the calculation of the aggregate amount of the Restricted Payments referred to in the next preceding paragraph.

Limitation on Liens

Boyd Gaming shall not, directly or indirectly, Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of its Property, whether owned at the Issue Date or thereafter acquired, or any interest therein or any income or profits therefrom, which secures Indebtedness that ranks pari passu with or is subordinated to the notes unless:

(1) if such Lien secures Indebtedness that ranks pari passu with the notes, the notes are secured on an equal and ratable basis with the obligations so secured or

(2) if such Lien secures Indebtedness that is subordinated to the notes, such Lien shall be subordinated to a Lien granted to the holders of notes in the same collateral as that securing such Indebtedness subordinated to the notes to the same extent as such subordinated Indebtedness is subordinated to the notes.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Boyd Gaming shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions to Boyd Gaming or any other Restricted Subsidiary on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits;

(2) pay any indebtedness owed to Boyd Gaming or any other Restricted Subsidiary;

(3) make loans or advances to Boyd Gaming or any other Restricted Subsidiary;

(4) transfer any of its Property to Boyd Gaming or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of:

(A) agreements in effect on the Issue Date;

(B) applicable law;

(C) customary nonassignment provisions in leases entered into in the ordinary course of business and consistent with past practices;

(D) Permitted Refinancing Indebtedness; provided, however, that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced; or

(E) agreements in existence with respect to a Restricted Subsidiary at the time it is so designated; provided, however, that such agreements are not entered into in anticipation or contemplation of such designation.

Nothing contained in this covenant shall prevent Boyd Gaming or any Restricted Subsidiary from granting any Lien permitted by the “ Limitation on Liens” covenant.

Limitation on Transactions with Affiliates

Boyd Gaming shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, lease or exchange of any Property, the making of any Investment, the giving of any Guarantee or the rendering or receiving of any service) with, from or for the benefit of any Affiliate, any Related Person or any officer or director of any Affiliate or a Related Person (an “Affiliate Transaction”) unless:

(1) the terms of such Affiliate Transaction are in writing, in the best interest of Boyd Gaming or such Restricted Subsidiary, as the case may be, and at least as favorable to Boyd Gaming or such Restricted Subsidiary, as the case may be, as those that could be obtained at the time of such Affiliate Transaction in a similar transaction in arm’s-length dealings with a Person who is not such an Affiliate, Related Person or officer or director of an Affiliate or Related Person;

(2) with respect to each Affiliate Transaction involving aggregate payments to either party in excess of $10 million, Boyd Gaming delivers to the trustee an Officers’ Certificate certifying that such Affiliate Transaction was approved by a majority of the disinterested members of the Board of Directors and that such Affiliate Transaction complies with clause (1); and

(3) with respect to each Affiliate Transaction involving aggregate payments in excess of $25 million, Boyd Gaming delivers to the trustee an opinion letter from an Independent Advisor to the effect that such Affiliate Transaction is fair, from a financial point of view.

Notwithstanding the foregoing limitation, Boyd Gaming may enter into or suffer to exist the following:

(1) any transaction pursuant to any contract in existence on the Issue Date;

(2) any Restricted Payment permitted to be made pursuant to “— Limitation on Restricted Payments”;

(3) any transaction or series of transactions between Boyd Gaming and one or more of its Restricted Subsidiaries or between two or more of its Restricted Subsidiaries; and

(4) the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of officers, directors and employees of Boyd Gaming or any of its Restricted Subsidiaries, so long as the Board of Directors in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation or fees to be fair consideration therefor.

Limitation on Status as an Investment Company

Boyd Gaming shall not, and shall not permit any of its Subsidiaries to, become an “investment company” (as that term is defined in the Investment Company Act of 1940, as amended), to the extent such status would subject Boyd Gaming or any such Subsidiary to regulation under the Investment Company Act, except for Subsidiaries established for the purpose of financing the operating businesses of Boyd Gaming and its Subsidiaries.

Payment for Consent

Boyd Gaming will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Merger, Consolidation and Sale of Assets

Boyd Gaming shall not merge or consolidate with or into any other entity (other than a merger or consolidation of a Restricted Subsidiary with or into Boyd Gaming) or in one transaction or a series of related transactions sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of its Property unless:

(1) the entity formed by or surviving any such consolidation or merger (if Boyd Gaming is not the surviving entity) or the Person to which such sale, assignment, transfer, lease or conveyance is made (the “Successor”):

(A) shall be a corporation organized and existing under the laws of the United States of America or a State thereof or the District of Columbia and such corporation expressly assumes, by supplemental indenture satisfactory to the trustee, executed and delivered to the trustee by such corporation, the due and punctual payment of the principal, premium, if any, and interest on all the notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the indenture to be performed by Boyd Gaming; and

(B) the Successor shall have all Gaming Licenses required to operate all Gaming Facilities to be owned by such Successor;

(2) in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of Boyd Gaming’s Property, such Property shall have been transferred as an entirety or virtually as an entirety to one Person;

(3) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis, no Default or Event of Default shall have occurred and be continuing;

(4) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness Incurred or anticipated to be Incurred in connection with such transaction or series of transactions), Boyd Gaming or the Successor, as the case may be, would be able to Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of “— Limitation on Indebtedness;” and

(5) immediately after giving effect to such transaction or series of transactions on a pro forma basis including, without limitation, any Indebtedness Incurred or anticipated to be Incurred in connection with such transaction or series of transactions), Boyd Gaming or the Successor shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of Boyd Gaming immediately prior to the transaction or series of transactions.

Reports

Whether or not required by the Commission, so long as any notes are outstanding, Boyd Gaming will furnish to the Holders of notes, within 15 days after the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Boyd Gaming were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Boyd Gaming’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if Boyd Gaming were required to file such reports.

In addition, whether or not required by the Commission, Boyd Gaming will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and will post the reports on its website within those time periods. If, at any time Boyd Gaming is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Boyd Gaming will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the Commission within the time periods specified above unless the Commission will not accept such a filing. Boyd Gaming will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept Boyd Gaming’s filings for any reason, Boyd Gaming will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if Boyd Gaming were required to file those reports with the Commission.

In addition, Boyd Gaming will agree that, until the consummation of the exchange offer and, in the event that, at any time thereafter, Boyd Gaming is no longer subject to the reporting requirements under the Exchange Act for so long as any notes remain outstanding, it will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1) default with respect to payment of interest on any of the notes when it becomes due and payable, and the continuance of such default for a period of 30 days, whether or not prohibited by the subordination provisions of the indenture;

(2) default with respect to payment of principal or premium, if any, on any of the notes when due at maturity, upon acceleration, required purchase or otherwise, whether or not prohibited by the subordination provisions of the indenture;

(3) failure by Boyd Gaming to observe, perform or comply with the covenants and agreements described in “— Merger, Consolidation and Sale of Assets” herein;

(4) failure by Boyd Gaming to observe, perform or comply with any of the other covenants and agreements in the indenture or the notes and such failure to observe, perform or comply continues for a period of 30 days after receipt by Boyd Gaming of a written notice from the trustee or Holders of not less than 25% in aggregate principal amount of the notes then outstanding;

(5) Indebtedness of Boyd Gaming or any Restricted Subsidiary is not paid when due or within any applicable grace period or is accelerated by the holders thereof and, in either case, the total amount of such unpaid or accelerated Indebtedness exceeds $10 million;

(6) the entry by a court of competent jurisdiction of one or more judgments or orders against Boyd Gaming or any Restricted Subsidiary in an uninsured aggregate amount in excess of $10 million and such judgment or order is not discharged, waived, stayed or satisfied for a period of 60 consecutive days;

(7) certain events of bankruptcy, insolvency or reorganization affecting Boyd Gaming or any Restricted Subsidiary; and

(8) any revocation, suspension or loss of any Gaming License which results in the cessation of business for a period of more than 90 consecutive days of the business of any Gaming Facility owned, leased or operated directly or indirectly by Boyd Gaming or any of its Subsidiaries (other than any voluntary relinquishment of a Gaming License if such relinquishment is, in the reasonable, good faith judgment of the Board of Directors, evidenced by a Board Resolution, both desirable in the conduct of the business of Boyd Gaming and its Subsidiaries, taken as a whole, and not disadvantageous in any material respect to the Holders).

A Default under clauses (5), (6) or (8) above is not an Event of Default until the trustee or Holders of not less than 25% in aggregate principal amount of the notes notify Boyd Gaming of the Default.

Boyd Gaming shall deliver to the trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any Event of Default, its status and what action Boyd Gaming is taking or proposes to take with respect thereto.

The indenture provides that the trustee, within 90 days after the occurrence of any continuing Default or Event of Default that is known to the trustee, will give notice to the Holders; provided, however, that, except in the case of a default in payment of principal of or interest on the notes, the trustee may withhold such notice as long as it in good faith determines that such withholding is in the interest of the Holders.

The indenture provides that if an Event of Default with respect to the notes (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to Boyd Gaming or a Restricted Subsidiary) shall have occurred and be continuing, the trustee or the registered holders of not less than 25% in aggregate principal amount of the notes then outstanding may accelerate the maturity of all the notes in which event the notes shall become immediately due and payable; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the trustee, the registered holders of a majority in aggregate principal amount of the notes then outstanding, may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to Boyd Gaming or a Restricted Subsidiary shall occur, the notes shall be due and payable immediately without any declaration or other act on the part of the trustee or the Holders.

The Holders of a majority in principal amount of the notes then outstanding shall have the right to waive any existing Default with respect to the notes or compliance with any provision of the indenture or the notes and to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain limitations specified in the indenture.

No Holder will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless:

(1) such Holder shall have previously given to the trustee written notice of a continuing Event of Default;

(2) Holders of at least 25% in aggregate principal amount of the notes then outstanding shall have made written request and offered reasonable indemnity to the trustee to institute such proceeding as a trustee; and

(3) the trustee shall not have received from the Holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.

However, such limitations do not apply to a suit instituted by a Holder for enforcement of payment of the principal of and premium, if any, or interest on such Holder’s note on or after the respective due dates expressed in such note.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Boyd Gaming, as such, will have any liability for any obligations of Boyd Gaming under the notes, the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Boyd Gaming may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

(2) Boyd Gaming’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and Boyd Gaming’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, Boyd Gaming may, at its option and at any time, elect to have the obligations of Boyd Gaming released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events with respect to Boyd Gaming) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Boyd Gaming must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination of cash in U.S. dollars and non-callable U.S. Government Obligations, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Boyd Gaming must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Boyd Gaming has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that:

(a) Boyd Gaming has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Boyd Gaming has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Boyd Gaming is a party or by which Boyd Gaming is bound;

(6) Boyd Gaming must deliver to the trustee an officers’ certificate stating that the deposit was not made by Boyd Gaming with the intent of preferring the Holders of notes over the other creditors of Boyd Gaming with the intent of defeating, hindering, delaying or defrauding creditors of Boyd Gaming or others; and

(7) Boyd Gaming must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture and the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each Holder of an outstanding note, an amendment or waiver may not, among other things:

(1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the rate of or extend the time for payment of interest on any note;

(3) reduce the principal of or extend the stated maturity of any note, reduce the premium payable upon the redemption of any note or change the time at which a note may be redeemed (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(4) impair the right of any Holder to receive payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes;

(5) make any note payable in money other than that stated in the notes;

(6) make any change to the subordination provisions of the indenture that would adversely affect the holders of the notes; or

(7) release any security interest in favor of the notes.

Notwithstanding the preceding, without the consent of any Holder of notes, Boyd Gaming and the trustee may amend or supplement the indenture, among other things:

(1) to cure any ambiguity, defect, omission or inconsistency;

(2) to provide for the assumption of Boyd Gaming’s obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of Boyd Gaming’s assets;

(3) to provide for uncertificated notes in addition to or in place of certificated notes;

(4) to add Guarantees with respect to the notes and to release such Guarantees when required by the terms thereof;

(5) to secure the notes;

(6) to add to the covenants of Boyd Gaming for the benefit of the Holders of the notes or to surrender any right or power conferred upon Boyd Gaming;

(7) to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder of notes;

(8) to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(9) to conform the text of the indenture or the notes to any provision of this Description of Exchange Notes to the extent that such provision in this Description of Exchange Notes was intended to be a verbatim recitation of a provision of the indenture or the notes; and

(10) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture on the Issue Date.

The consent of the Holders of the notes is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment of the indenture becomes effective, Boyd Gaming is required to mail to the Holders of notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of notes, or any defect therein, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Boyd Gaming, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Boyd Gaming has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination of cash in U.S. dollars and non-callable U.S. Government Obligations, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2) Boyd Gaming has paid or caused to be paid all other sums payable by it under the indenture;

(3) other than with respect to a discharge when the notes have become due and payable, no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Boyd Gaming is a party or by which Boyd Gaming is bound; and

(4) Boyd Gaming has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Boyd Gaming must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of Boyd Gaming, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

The exchange notes will be issued in the form of one or more notes in global form (the “Global Notes”). The Global Notes will be deposited with, or on behalf of, the Depository Trust Company (“DTC”) and registered in the name of DTC or its nominee, who will be the Global Notes Holder.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Investors may hold their beneficial interests in the Global Notes directly through DTC if they are participating organizations or ‘participants” in such system or indirectly through organizations that are participants in such system. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.”

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Boyd Gaming takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised Boyd Gaming that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised Boyd Gaming that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Except as described below, owners of interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium and Liquidated Damages, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture. Under the terms of the indenture, Boyd Gaming and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither Boyd Gaming, the trustee nor any agent of Boyd Gaming or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised Boyd Gaming that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or Boyd Gaming. Neither Boyd Gaming nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and Boyd Gaming and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Exchange of Global Notes for Certificated Notes

Subject to certain conditions, any Person having a beneficial interest in a Global Note may, upon prior written request to the trustee, exchange such beneficial interest for notes in the form of Certificated Notes. Upon any such issuance, the trustee is required to register such Certificated Notes in the name of, and cause the same to be delivered to, such Person or Persons (or their nominee). In addition, if:

(1) DTC (a) notifies Boyd Gaming that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and, in either case, Boyd Gaming fails to appoint a successor depositary;

(2) Boyd Gaming, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes,

then, upon surrender by the Global Note Holder of its Global Note, notes in such form will be issued to each Person that the Global Note Holder and DTC identify as being the beneficial owner of the related notes.

Neither Boyd Gaming nor the trustee will be liable for any delay by the Global Note Holder or DTC in identifying the beneficial owners of notes and Boyd Gaming and the trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement and Payment

Boyd Gaming will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. Boyd Gaming will make all payments of principal, interest and premium and Liquidated Damages, if any, with respect to Certificated Notes, by mailing a check to each such Holder’s registered address.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Additional Assets” means:

(1) any Property (other than cash, cash equivalents or securities) to be owned by Boyd Gaming or a Restricted Subsidiary and used in a Related Business,

(2) the costs of improving, restoring, replacing or developing any Property owned by Boyd Gaming or a Restricted Subsidiary which is used in a Related Business, or

(3) Investments in any other Person engaged primarily in a Related Business (including the acquisition from third parties of Capital Stock of such Person) as a result of which such other Person becomes a Restricted Subsidiary in compliance with the procedure for designation of Restricted Subsidiaries set forth below in the definition of “Restricted Subsidiary.”

“Affiliate” means, with respect to any Person, a Person

(1) which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person,

(2) which directly or indirectly through one or more intermediaries beneficially owns or holds 10% or more of any class of the Voting Stock of such Person (or a 10% or greater equity interest in a Person which is not a corporation), or

(3) of which 10% or more of any class of the Voting Stock (or, in the case of a Person which is not a corporation, 10% or more of the equity interest) is beneficially owned or held directly or indirectly through one or more intermediaries by such Person.

The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Asset Sale” means the sale, conveyance, transfer, lease or other disposition, whether in a single transaction or a series of related transactions (including, without limitation, dispositions pursuant to Sale/Leaseback Transactions or pursuant to the merger of Boyd Gaming or any of its Restricted Subsidiaries with or into any person other than Boyd Gaming or one of its Restricted Subsidiaries), by Boyd Gaming or one of its Restricted Subsidiaries to any Person other than Boyd Gaming or one of its Restricted Subsidiaries of:

(1) any of the Capital Stock or other ownership interests of any Subsidiary of Boyd Gaming or

(2) any other Property of Boyd Gaming or any Property of its Restricted Subsidiaries, in each case not in the ordinary course of business of Boyd Gaming or such Restricted Subsidiary.

Notwithstanding the foregoing, the following items will not be deemed to be Asset Sales:

(A) any issuance or other such disposition of Capital Stock or other ownership interests of any Restricted Subsidiary to Boyd Gaming or another Restricted Subsidiary;

(B) any such disposition of Property between or among Boyd Gaming and its Restricted Subsidiaries;

(C) the sale or other disposition of cash or Temporary Cash Investments;

(D) any exchange of like Property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, for use in a Related Business;

(E) a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Limitation on Restricted Payments;” and

(F) the sale, conveyance, transfer, lease or other disposition of the Stardust or the Barbary Coast Gaming Facility.

“Attributable Indebtedness” means Indebtedness deemed to be Incurred in respect of a Sale/Leaseback Transaction and shall be, at the date of determination, the present value (discounted at the actual rate of interest implicit in such transaction, compounded annually), of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

“Barbary Coast” means the Barbary Coast Hotel and Casino.

“Board of Directors” means the Board of Directors of Boyd Gaming or any committee thereof duly authorized to act on behalf of such Board.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of Boyd Gaming to have been duly adopted by the Board of Directors, to be in full force and effect on the date of such certification and delivered to the trustee.

“Borgata Facility” means the casino facility in Atlantic City, New Jersey developed pursuant to the Borgata Joint Venture.

“Borgata Joint Venture” means the joint venture pursuant to that certain Joint Venture Agreement dated as of May 29, 1996, by and between MAC, CORP., a wholly-owned subsidiary of Mirage Resorts, Incorporated, a Nevada corporation, and Grand K, Inc., a wholly-owned subsidiary of Boyd Gaming, which subsequently assigned its interest to Boyd Atlantic City, Inc., as such agreement is amended from time to time.

“Boyd Family” means William S. Boyd, any direct descendant or spouse of such person, or any direct descendant of such spouse, and any trust or other estate in which each person who has a beneficial interest, directly or indirectly through one or more intermediaries, in Capital Stock of Boyd Gaming is one of the foregoing persons.

“Capital Lease Obligations” means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP. For purposes of “— Certain Covenants — Limitation on Liens,” Capital Lease Obligations shall be deemed secured by a Lien on the Property being leased.

“Capital Stock” means, with respect to any Person, any and all shares or other equivalents (however designated) of corporate stock, partnership interests or any other participation, right, warrants, options or other interest in the nature of an equity interest in such Person, but excluding any debt security convertible or exchangeable into such equity interest.

A “Change of Control” shall be deemed to occur if:

(1) any “person” or “group” (within the meaning of Sections 13(d)(3) and 14(d)(2) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders and other than a Restricted Subsidiary, becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act, except that a Person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) of 50% or more of the total voting power of all classes of the Voting Stock of Boyd Gaming and/or warrants or options to acquire such Voting Stock, calculated on a fully diluted basis; provided that for purposes of this clause (1), the members of the Boyd Family shall be deemed to beneficially own any Voting Stock of a corporation held by any other corporation (the “parent corporation”) so long as the members of the Boyd Family beneficially own (as so defined), directly or indirectly through one or more intermediaries, in the aggregate 50% or more of the total voting power of the Voting Stock of the parent corporation;

(2) the sale, lease, conveyance or other transfer of all or substantially all of the Property of Boyd Gaming (other than to any Restricted Subsidiary) shall have occurred;

(3) the stockholders of Boyd Gaming shall have approved any plan of liquidation or dissolution of Boyd Gaming;

(4) Boyd Gaming consolidates with or merges into another Person or any Person consolidates with or merges into Boyd Gaming in any such event pursuant to a transaction in which the outstanding Voting Stock of Boyd Gaming is reclassified into or exchanged for cash, securities or other property, other than any such transaction where:

(A) the outstanding Voting Stock of Boyd Gaming is reclassified into or exchanged for Voting Stock of the surviving corporation that is Capital Stock, and

(B) the holders of the Voting Stock of Boyd Gaming immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the surviving corporation immediately after such transaction in substantially the same proportion as before the transaction; or

(5) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election or appointment by such board or whose nomination for election by the stockholders of Boyd Gaming was approved by a vote of either:

(A) 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved; or

(B) members of the Boyd Family who beneficially own (as defined for purposes of clause (1) above), directly or indirectly through one or more intermediaries, in the aggregate 50% or more of the total voting power of the Voting Stock of Boyd Gaming), cease for any reason to constitute a majority of the Board of Directors then in office.

“Coast Casinos” means Coast Casinos, Inc.

“Coast Casinos Merger” means the acquisition, directly or indirectly, by Boyd Gaming of all of the Capital Stock of Coast Casinos in accordance with the Merger Agreement.

“Consolidated EBITDA” means, for any period, without duplication, the sum of:

(1) Consolidated Net Income; and

(2) to the extent Consolidated Net Income has been reduced thereby: (a) Consolidated Fixed Charges, (b) provisions for taxes based on income, (c) consolidated depreciation expense, (d) consolidated amortization expense, (e) all preopening expenses paid or accrued, and (f) other noncash items reducing Consolidated Net Income, minus other noncash items increasing Consolidated Net Income;

all as determined on a consolidated basis for Boyd Gaming and its Restricted Subsidiaries in conformity with GAAP.

“Consolidated Fixed Charge Coverage Ratio” means the ratio of Consolidated EBITDA during the Reference Period to the aggregate amount of Consolidated Fixed Charges during the Reference Period.

“Consolidated Fixed Charges” means, for any period, the total interest expense of Boyd Gaming and its consolidated Subsidiaries (other than Unrestricted Subsidiaries) including:

(1) the interest component of Capital Lease Obligations,

(2) one-third of the rental expense attributable to operating leases,

(3) amortization of Indebtedness discount and commissions, discounts and other similar fees and charges owed with respect to Indebtedness,

(4) noncash interest payments,

(5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing,

(6) net costs pursuant to Interest Rate Agreements,

(7) dividends on all Preferred Stock of Restricted Subsidiaries held by Persons other than Boyd Gaming or a Restricted Subsidiary,

(8) interest attributable to the Indebtedness of any other Person for which Boyd Gaming or any Restricted Subsidiary is responsible or liable as obligor, guarantor or otherwise and

(9) any dividend or distribution, whether in cash, property or securities, on Disqualified Stock of Boyd Gaming.

“Consolidated Net Income” means for any period, the net income (loss) of Boyd Gaming and its Subsidiaries determined in accordance with GAAP; provided, however, that the following items shall be excluded from the computation of Consolidated Net Income:

(1) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that, subject to the limitations contained in (4) below,

(A) the net income (or, if applicable, Boyd Gaming’s equity in the net income) of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Boyd Gaming or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (3) below) and

(B) Boyd Gaming’s equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income;

(2) any net income (loss) of any Person acquired by Boyd Gaming or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

(3) any net income (loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Boyd Gaming, except that:

(A) subject to the limitations contained in (4) below, Boyd Gaming’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to Boyd Gaming or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause) and

(B) Boyd Gaming’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4) any gain or loss realized upon the sale or other disposition of any Property of Boyd Gaming or its consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person;

(5) items classified as extraordinary or any non-cash item classified as nonrecurring; and

(6) the cumulative effect of a change in accounting principles.

“Consolidated Net Worth” means the total of the amounts shown on the balance sheet of Boyd Gaming and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as

(1) the par or stated value of all outstanding Capital Stock plus

(2) paid-in capital or capital surplus relating to such Capital Stock plus

(3) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

“Credit Facility” means the senior secured credit facility outstanding on the Issue Date, as amended from time to time, among Boyd Gaming, certain Subsidiaries and a syndicate of banks, and any extensions, revisions, refinancings or replacements thereof by an institutional lender or syndicate of institutional lenders.

“Currency Exchange Protection Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Senior Debt” means (1) indebtedness under or in respect of the Credit Facility and (2) any Senior Debt of Boyd Gaming which, at the date of determination, has an aggregate principal amount outstanding of, or under which at the date of determination the holders thereof are committed to lend up to, at least $25 million and is specifically designated by Boyd Gaming in the instrument evidencing or governing such Senior Debt as “ Designated Senior Debt” for purposes of the indenture.

“Development Services” means, with respect to any Qualified Facility, the provision (through retained professionals or otherwise) of development, design or construction services with respect to such Qualified Facility.

“Disqualified Stock” of a Person means any Capital Stock of such Person:

(1) that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or otherwise

(A) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

(B) is or may become redeemable or repurchaseable at the option of the holder thereof, in whole or in part, or

(C) is convertible or exchangeable or exercisable for Indebtedness; and

(2) as to which the maturity, mandatory redemption, conversion or exchange or redemption at the option of the holder thereof occurs, or may occur,

in the case of each of clauses (1) or (2) on or prior to the first anniversary of the Stated Maturity of the notes; provided, however, that such Capital Stock of Boyd Gaming or any of its Subsidiaries shall not constitute Disqualified Stock if it is redeemable prior to the first anniversary of the Stated Maturity of the notes only if:

(A) the holder or a beneficial owner of such Capital Stock is required to qualify under the Gaming Laws and does not so qualify, or

(B) the Board of Directors determines in its reasonable, good faith judgment, as evidenced by a Board Resolution, that as a result of a holder or beneficial owner owning such Capital Stock, Boyd Gaming or any of its Subsidiaries has lost or may lose any Gaming License, which if lost or not reinstated, as the case may be, would have a material adverse effect on the business of Boyd Gaming and its Subsidiaries, taken as a whole, or would restrict the ability of Boyd Gaming or any of its Subsidiaries to conduct business in any gaming jurisdiction.

“Event of Loss” means, with respect to any Property, any loss, destruction or damage of such Property, or any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such Property, or confiscation or requisition of the use of such Property.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Indenture” means the Indenture dated as of December 30, 2002 between Boyd Gaming and Wells Fargo Bank, National Association, as trustee, relating to the 7.75% Senior Subordinated Notes due 2012, as in effect on the Issue Date.

“Fair Market Value” means with respect to any Property, the price which could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined, except as otherwise provided:

(1) if such Property has a Fair Market Value of less than $5 million, by any Officer of Boyd Gaming; or

(2) if such Property has a Fair Market Value in excess of $5 million, by a majority of the Board of Directors and evidenced by a Board Resolution, dated within 30 days of the relevant transaction, delivered to the trustee.

“GAAP” means accounting principles generally accepted in the United States of America in effect on the date of the indenture.

“Gaming Authority” means any of the Nevada Gaming Commission, the Nevada State Gaming Control Board, the Louisiana Gaming Control Board, the Mississippi Gaming Commission, the New Jersey Casino Control Commission, the New Jersey Division of Gaming Enforcement, the Illinois Gaming Board, the Indiana

Gaming Commission and any other agency (including, without limitation, any agency established by a federally-recognized Indian tribe to regulate gaming on such tribe’s reservation) which has, or may at any time after the date of the indenture have, jurisdiction over the gaming activities of Boyd Gaming or any of its Subsidiaries or any successor to such authority.

“Gaming Facility” means any gaming or pari-mutuel wagering establishment and other property or assets directly ancillary thereto or used in connection therewith, including any building, restaurant, hotel, theater, parking facilities, retail shops, land, golf courses and other recreation and entertainment facilities, vessel, barge, ship and equipment or 100% of the equity interest of a Person the primary business of which is ownership and operation of any of the foregoing.

“Gaming Laws” means the gaming laws of a jurisdiction or jurisdictions to which Boyd Gaming or any of its Subsidiaries is, or may at any time after the date of the indenture be, subject.

“Gaming License” means any license, permit, franchise or other authorization from any governmental authority required on the date of the indenture or at any time thereafter to own, lease, operate or otherwise conduct the gaming business of Boyd Gaming and its Subsidiaries, including all licenses granted under Gaming Laws and other Legal Requirements.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such first Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or

(2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include (i) endorsements for collection or deposit in the ordinary course of business; or (ii) any obligation in the nature of a completion guaranty which is limited solely to an obligation to complete the development, construction or opening of any new Gaming Facility entered into on behalf of any of any Person in which a Qualified Investment has been made by Boyd Gaming or any Restricted Subsidiary. The term “Guarantee” used as a verb has a corresponding meaning.

“Incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the consolidated balance sheet of such Person including by merger or operation of law (and “Incurrence,” “Incurred,” “Incurrable” and “Incurring” shall have meanings correlative to the foregoing). The accretion of principal of a noninterest bearing or other discount security shall not be deemed the Incurrence of Indebtedness so long the amount thereof is included in the computation of “Consolidated Fixed Charges” for all purposes under the indenture.

“Indebtedness” means (without duplication), with respect to any Person, any indebtedness, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the Property of such Person or only to a portion thereof), or the principal amount of such indebtedness evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding any balances that constitute customer advance payments and deposits, accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included:

(1) any Capital Lease Obligations;

(2) Indebtedness of other Persons secured by a Lien to which the Property owned or held by such Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed (the amount of such Indebtedness being deemed to be the lesser of the value of such Property or the amount of the Indebtedness so secured);

(3) Guarantees of Indebtedness of other Persons;

(4) any Disqualified Stock;

(5) any Attributable Indebtedness;

(6) all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments or credit transactions issued for the account of such Person (including reimbursement obligations with respect thereto), other than obligations with respect to letters of credit securing obligations (other than obligations described in this definition) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit;

(7) in the case of Boyd Gaming, Preferred Stock of its Restricted Subsidiaries; and

(8) obligations pursuant to any Interest Rate Agreement or Currency Exchange Protection Agreement.

Notwithstanding the foregoing, Indebtedness shall not include any interest or accrued interest until due and payable. For purposes of this definition, the maximum fixed repurchase price of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture; provided, however, that if such Disqualified Stock or Preferred Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Disqualified Stock or Preferred Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any other obligations described in clauses (1) through (8) above in respect thereof at such date.

“Independent Advisor” means, an investment banking firm of national standing with non-investment grade debt underwriting experience or any third party appraiser of national standing; provided, however, that such firm or appraiser is not an Affiliate of Boyd Gaming.

“Interest Rate Agreement” means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement or arrangement.

“Investment” by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others), in connection with the performance of obligations under any completion guaranty or otherwise, to, or Incurrence of a Guarantee of any obligation of, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Indebtedness issued by, any other Person, including the designation by the Board of Directors of a Person to be an Unrestricted Subsidiary. The amount of any Investment shall be the original cost of such Investment, plus the cost of all additions thereto, and minus the amount of any portion of such Investment repaid to the Person making such Investment in cash as a repayment of principal or a return of capital, as the case may be, but without any other adjustments for increases or decreases in value, write-ups, write-downs or write-offs with respect to such Investment. In determining the amount of any Investment in respect of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such Investment.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s (or any successor to the rating agency business thereof) and BBB– (or the equivalent) by S&P (or any successor to the rating agency business thereof).

“Investment Grade Status” means any time at which the ratings of the notes by each of Moody’s (or any successor to the rating agency business thereof) and S&P (or any successor to the rating agency business thereof) are Investment Grade Ratings.

“Issue Date” means the date on which the notes are initially issued.

“Legal Requirements” means all laws, statutes and ordinances and all rules, orders, rulings, regulations, directives, decrees, injunctions and requirements of all governmental authorities, that are now or may hereafter be in existence, and that may be applicable to Boyd Gaming or any Subsidiary or Affiliate thereof or the trustee (including building codes, zoning and environmental laws, regulations and ordinances and Gaming Laws), as modified by any variances, special use permits, waivers, exceptions or other exemptions which may from time to time be applicable.

“Lien” means with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing). Any Sale/Leaseback Transaction shall be deemed to constitute a Lien on the Property which is the subject of such Sale/Leaseback Transaction securing the Attributable Indebtedness represented thereby.

“Merger Agreement” means the Agreement and Plan of Merger among Boyd Gaming, BGC, Inc., a wholly owned subsidiary of Boyd Gaming, and Coast Casinos, as in effect on the Issue Date, without regard to any amendment, supplement or waiver after the Issue Date which alters the terms of the Coast Merger in any material respect.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Cash Proceeds” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale, net of attorney’s fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Net Proceeds” from any Asset Sale or Event of Loss by any Person or its Restricted Subsidiaries means cash and cash equivalents received in respect of the Property sold or with respect to which an Event of Loss occurred, net of:

(1) all reasonable out-of-pocket expenses of such Person or such Restricted Subsidiary Incurred in connection with an Asset Sale of such type, including, without limitation, all legal, title and recording tax expenses, commissions and fees and expenses incurred (but excluding any finder’s fee or broker’s fee payable to any Affiliate of such Person) and all Federal, state, provincial, foreign and local taxes arising in connection with such Asset Sale or Event of Loss that are paid or required to be accrued as a liability under GAAP by such Person or its Restricted Subsidiaries,

(2) all payments made by such Person or its Restricted Subsidiaries on any Indebtedness which is secured by such Property in accordance with the terms of any Lien upon or with respect to such Property or which must, by the terms of such Lien, or in order to obtain a necessary consent to such Asset Sale or by applicable law, be repaid out of the proceeds from such Asset Sale or Event of Loss, and

(3) all contractually required distributions and other payments made to minority interest holders (but excluding distributions and payments to Affiliates of such Person) in Restricted Subsidiaries of such Person as a result of such Asset Sale or Event of Loss; provided, however, that, in the event that any consideration for an Asset Sale (which would otherwise constitute Net Proceeds) is required to be held in escrow pending determination of whether a purchase price adjustment will be made, such consideration (or any portion thereof) shall become Net Proceeds only at such time as it is released to such Person or its Restricted Subsidiaries from escrow; and provided further, however, that any noncash consideration received in connection with an Asset Sale or Event of Loss which is subsequently converted to cash shall be deemed to be Net Proceeds at and from the time of such conversion.

“Non-Recourse Indebtedness” means Indebtedness of a Person to the extent that under the terms thereof or pursuant to applicable law:

(1) no personal recourse shall be had against such Person for the payment of the principal of or interest or premium, if any, on such Indebtedness, and

(2) enforcement of obligations on such Indebtedness is limited only to recourse against interests in Property purchased with the proceeds of the Incurrence of such Indebtedness and as to which neither Boyd Gaming nor any of its Restricted Subsidiaries provides any credit support or is liable.

“Officer” means the Chief Executive Officer, President, Treasurer, any Executive Vice President, Senior Vice President or any Vice President of Boyd Gaming.

“Officers’ Certificate” means a certificate signed by two Officers at least one of whom shall be the principal executive officer, principal accounting officer or principal financial officer of Boyd Gaming.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the trustee. The counsel may be an employee of or counsel to Boyd Gaming or the trustee.

“Permitted FF&E Financing” means Indebtedness of Boyd Gaming or any of its Restricted Subsidiaries that is Incurred to finance the acquisition or lease after the date of the indenture of newly acquired or leased furniture, fixtures or equipment (“FF&E”) used directly in the operation of a Gaming Facility owned or leased by Boyd Gaming or its Restricted Subsidiaries and secured by a Lien on such FF&E in an amount not to exceed 100% of the cost of the FF&E so purchased or leased.

“Permitted Holders” means the Boyd Family and any group (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) comprised solely of members of the Boyd Family.

“Permitted Investment” means an Investment by Boyd Gaming or any Restricted Subsidiary in:

(1) a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Boyd Gaming or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3) Temporary Cash Investments;

(4) receivables owing to Boyd Gaming or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Boyd Gaming or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees made in the ordinary course of business consistent with past practices of Boyd Gaming or such Restricted Subsidiary, as the case may be;

(7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Boyd Gaming or any Restricted Subsidiary or in satisfaction of judgments;

(8) securities received pursuant to clause (2) of the first paragraph under “— Repurchase at the Option of Holders — Asset Sales; Events of Loss;”

(9) Qualified Investments if at the time such Qualified Investment is made and giving pro forma effect thereto (A) the Consolidated Fixed Charge Coverage Ratio of Boyd Gaming on the date of the Investment would have been greater than 2.5 to 1 and (B) no Default of Event of Default would exist; provided that, if an Investment in any Person made pursuant to this clause (9) would, at any time after the date such Investment is made, cease to qualify as a Qualified Investment due to a failure to satisfy the requirements of clause (2) of the definition of “Qualified Investment,” then Boyd Gaming will be deemed to have made an Investment equal to the value of Boyd Gaming’s Investment in such Person at such time (valued in each case as provided in the definition of “Investment”) and the value of such Investment at such time will, for the period such Investment does not so qualify, be included in the calculation of the aggregate amount of Restricted Payments referenced in clause (3) of the first paragraph of the covenant described above under the heading “— Limitation on Restricted Payments;” and

(10) payments with respect to a Guarantee or other extension of credit that qualified as a Qualified Investment at the time of the Guarantee or extension of credit was made, unless such Guarantee or extension of credit no longer qualifies as a Qualified Investment due to a failure to satisfy the requirements of clause (2) of the definition of “Qualified Investment.”

“Permitted Liens” means:

(1) Liens for taxes, assessments or governmental charges or levies on the Property of Boyd Gaming if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens and other similar Liens on the Property of Boyd Gaming which secure payment of obligations arising in the ordinary course of business;

(3) Liens on the Property of Boyd Gaming in favor of issuers of performance bonds and surety bonds obtained in the ordinary course of business;

(4) other Liens on the Property of Boyd Gaming incidental to the conduct of its business or the ownership of its Properties which were not created in connection with the Incurrence of Indebtedness or the obtaining of advances or credit and which do not in the aggregate materially detract from the value of its Properties or materially impair the use thereof in the operation of its business;

(5) pledges or deposits by Boyd Gaming under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which Boyd Gaming or any Restricted Subsidiary is a party, or deposits to secure public or statutory obligations of Boyd Gaming or any Restricted Subsidiary, or deposits for the payment of rent, in each case Incurred in the ordinary course of business;

(6) utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character and do not materially detract from the value of such Property; and

(7) Liens securing obligations to the trustee pursuant to the compensation and indemnity provisions of the indenture.

“Permitted Refinancing Indebtedness” means any renewals, extensions, substitutions, refinancings or replacements of any Indebtedness, including any successive extensions, renewals, substitutions, refinancings or replacements (and including refinancings by Boyd Gaming of Indebtedness of a Restricted Subsidiary) so long as:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, extended, substituted, refinanced or replaced (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) the average life and Stated Maturity is not shortened, and

(3) the new Indebtedness shall not be senior in right of payment to the Indebtedness that is being extended, renewed, substituted, refinanced or replaced; provided, however, that Permitted Refinancing Indebtedness shall not include:

(a) Indebtedness of a Subsidiary that refinances Indebtedness of Boyd Gaming or another Subsidiary or

(b) Indebtedness of Boyd Gaming that refinances the Indebtedness of an Unrestricted Subsidiary.

“Person” means any individual, corporation, company (including limited liability company), partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Stock” means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, Capital Stock in any other Person (but excluding Capital Stock or other securities issued by such first Person).

“Public Equity Offering” means an underwritten public offering of Capital Stock of Boyd Gaming pursuant to an effective registration statement under the Securities Act.

“Qualified Investment” means an Investment by Boyd Gaming or any of its Restricted Subsidiaries in any Person primarily engaged or preparing to engage in a Related Business; provided that:

(1) the primary purpose for which such Investment was made was to finance or otherwise facilitate the development, construction or acquisition of a facility (a “Qualified Facility”) that (A) is located in a jurisdiction in which the conduct of gaming using electronic gaming devices is permitted pursuant to applicable law and (B) conducts or, following such development, construction or acquisition, will conduct gaming utilizing electronic gaming devices or is related to, ancillary or supportive of, connected with or arising out of such gaming business;

(2) Boyd Gaming and any of its Restricted Subsidiaries at the time of the Investment (A) own in the aggregate at least 35% of the outstanding Voting Stock of such Person or (B) (i) control the day-to-day gaming operation of such Person pursuant to a written agreement and (ii) provide or have provided Development Services with respect to the applicable Qualified Facility; and

(3) none of the Permitted Holders or any Affiliate of such Persons, other than Boyd Gaming or any of its Subsidiaries, is a direct or indirect obligor, contingently or otherwise, of any Indebtedness of such Person or a direct or indirect holder of any Capital Stock of such Person, other than through their respective ownership interests in Boyd Gaming.

“Qualified Non-Recourse Debt” means Indebtedness:

(1) as to which neither Boyd Gaming nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), or (b) is directly or indirectly liable as a guarantor or otherwise; provided, however, that the provision by Boyd Gaming of a completion guaranty or the making of payments with respect thereto, in each case, to the extent permitted under the covenant described above under “— Certain Covenants — Limitation on Restricted Payments,” shall not prevent any Indebtedness from constituting Qualified Non-Recourse Debt;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any Indebtedness of Boyd Gaming or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Boyd Gaming or any of its Restricted Subsidiaries.

“Rating Agencies” means S&P and Moody’s or any successor to the respective rating agency businesses thereof.

“Rating Decline” shall have occurred if at any date within 90 calendar days after the date of public disclosure of the occurrence of a Change of Control (which period will be extended for so long as Boyd Gaming’s debt ratings are under publicly announced review for possible downgrading (or without an indication of the direction of a possible ratings change) by either Moody’s or S&P or their respective successors) the notes no longer have Investment Grade Status.

“Reference Period” means the period of four consecutive fiscal quarters ending with the last full fiscal quarter immediately preceding the date of a proposed Incurrence, Restricted Payment or other transaction for which financial statements are available.

“Related Business” means the business conducted (or proposed to be conducted) by Boyd Gaming and its Subsidiaries in connection with any Gaming Facility and any and all reasonably related businesses necessary for, in support, furtherance or anticipation of and/or ancillary to or in preparation for, such business including, without limitation, the development, expansion or operation of any Gaming Facility (including any land-based, dockside, riverboat or other type of casino), owned, or to be owned, leased or managed by Boyd Gaming or one of its Subsidiaries.

“Related Person” means any legal or beneficial owner of 5% or more of any class of Capital Stock of Boyd Gaming or any of its Subsidiaries.

“Representative” means any trustee, agent or representative (if any) for an issue of Senior Debt of Boyd Gaming.

“Restricted Payment” means:

(1) any dividend or distribution (whether made in cash, property or securities) declared or paid on or with respect to any shares of Capital Stock of Boyd Gaming or to Boyd Gaming’s stockholders except for such dividends or distributions payable solely in Capital Stock of Boyd Gaming (other than Disqualified Stock of Boyd Gaming);

(2) a payment made by Boyd Gaming or any Restricted Subsidiary (other than to Boyd Gaming or a Restricted Subsidiary) to purchase, redeem, acquire or retire any Capital Stock of Boyd Gaming or Capital Stock of any Affiliate of Boyd Gaming or any warrants, rights or options, to directly or indirectly purchase or acquire any such Capital Stock or any securities exchangeable for or convertible into any such Capital Stock;

(3) a payment made by Boyd Gaming or any Restricted Subsidiary to redeem, repurchase, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment (other than the purchase, repurchase, or other acquisition of any Indebtedness subordinate in right of payment to the notes purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition), Indebtedness of Boyd Gaming which is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the notes;

(4) any Investment (other than a Permitted Investment) in any Person; or

(5) any “Restricted Payment” as defined in the Existing Indenture that was made after March 31, 1997 and prior to the Issue Date, including Investments in excess of $100 million in the Borgata Joint Venture.

“Restricted Subsidiary” means any Subsidiary of Boyd Gaming that:

(a) has not been designated by the Board of Directors of Boyd Gaming as an Unrestricted Subsidiary, or

(b) was an Unrestricted Subsidiary but has been redesignated by the Board of Directors of Boyd Gaming as a Restricted Subsidiary,

in each case as provided under the definition of Unrestricted Subsidiary; provided, however, that no Subsidiary shall become a Restricted Subsidiary unless, immediately after giving pro forma effect to such designation, Boyd Gaming would be able to incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of “Certain Covenants — Limitation on Indebtedness.”

“Sale/Leaseback Transaction” means, with respect to any Person, any direct or indirect arrangement pursuant to which Property is sold or transferred by such Person or a Restricted Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Restricted Subsidiaries.

“S&P” means Standard & Poor’s Ratings Group, a division of the McGraw-Hill Companies, Inc.

“Stardust” means the Stardust Resort and Casino.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which a payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Senior Debt” means:

(1) all obligations consisting of the principal, premium, if any, and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Boyd Gaming to the extent post-filing interest is allowed in such proceeding) in respect of (A) Indebtedness of Boyd Gaming for borrowed money and (B) Indebtedness of Boyd Gaming evidenced by notes, debentures, bonds or other similar instruments permitted under the indenture for the payment of which Boyd Gaming is responsible or liable;

(2) all Capital Lease Obligations of Boyd Gaming;

(3) all obligations of Boyd Gaming (A) for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction, (B) under any Interest Rate Agreement or Currency Exchange Protection Agreement or (C) issued or assumed as the deferred purchase price of Property and all conditional sale obligations of Boyd Gaming and all obligations under any title retention agreement permitted under the Indenture; and

(4) all obligations of other Persons of the type referred to in clauses (1) and (2) for the payment of which Boyd Gaming is responsible or liable as guarantor;

provided, however, that Senior Debt does not include:

(A) Indebtedness of Boyd Gaming that is by its terms subordinate or pari passu in right of payment to the notes, including any Senior Subordinated Debt or any Subordinated Obligations;

(B) any Indebtedness Incurred in violation of the provisions of the indenture;

(C) accounts payable or any other obligations of Boyd Gaming to trade creditors created or assumed by Boyd Gaming in the ordinary course of business in connection with the obtaining of materials or services (including guarantees thereof or instruments evidencing such liabilities);

(D) any liability for federal, state, local or other taxes owed or owing by Boyd Gaming;

(E) any obligation of Boyd Gaming to any Subsidiary; or

(F) any obligations with respect to any Capital Stock.

“Senior Subordinated Debt” means the notes and any other subordinated Indebtedness of Boyd Gaming that specifically provides that such Indebtedness is to rank pari passu with the notes and is not subordinated by its terms to any other subordinated Indebtedness or other obligation of Boyd Gaming which is not Senior Debt.

“Subordinated Obligation” means any Indebtedness (whether outstanding on the date on which the notes are originally issued or thereafter Incurred) which is subordinate or junior in right of payment to the notes pursuant to a written agreement to that effect.

“Subsidiary” of any Person means any corporation, association, partnership, limited liability company or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by:

(1) such Person,

(2) such Person and one or more Subsidiaries of such Person or

(3) one or more Subsidiaries of such Person.

“Temporary Cash Investments” means any of the following:

(1) Investments in U.S. Government Obligations maturing within 90 days of the date of acquisition thereof,

(2) Investments in time deposit accounts, certificates of deposit and money market deposits maturing within 90 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America or any state thereof having capital, surplus and undivided profits aggregating in excess of $500,000,000 and whose long-term debt is rated “A-3” or higher, “A–” or higher or “A–” or higher according to Moody’s, S&P or Fitch Credit Rating Co. (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)), respectively,

(3) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above,

(4) Investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than Boyd Gaming or an Affiliate of Boyd Gaming) organized and in existence under the laws of the United States of America with a rating at the time as of which any Investment therein is made of “P-1” (or higher) according to Moody’s, “A-1” (or higher) according to S&P or “A-1” (or higher) according to Fitch Credit Rating Co. (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)), and

(5) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (1) through (4) above.

“Unrestricted Subsidiary” means (1) any Subsidiary of Boyd Gaming which at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors) and (2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary of Boyd Gaming (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary (unless such Subsidiary owns any Capital Stock of or owns or holds any Lien on any Property of Boyd Gaming or any other Subsidiary of Boyd Gaming which is not a Subsidiary of the Subsidiary to be so designated); provided, that such Subsidiary has no Indebtedness other than Qualified Non-Recourse Debt and:

(A) the Subsidiary to be so designated has total assets of $1,000 or less, or

(B) such designation is effective immediately upon such entity becoming a Subsidiary of Boyd Gaming.

Subject to clause (2) above, the Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving pro forma effect to such redesignation, Boyd Gaming would be able to incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of “Certain Covenants — Limitation on Indebtedness.”

If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirement with respect to Qualified Non-Recourse Debt, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Boyd Gaming as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described above under the caption “Limitation on Indebtedness,” Boyd Gaming shall be in Default of such covenant).

Any such designation by the Board of Directors will be evidenced to the trustee by filing with the trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying:

(1) that such designation complies with the foregoing provisions and

(2) giving the effective date of such designation, such filing with the trustee to occur within 75 days after the end of the fiscal quarter of Boyd Gaming in which such designation is made (or, in the case of a designation made during the last fiscal quarter of the fiscal year, within 120 days after the end of such fiscal year).

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Voting Stock” means securities of any class or classes of a Person, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for corporate directors (or Persons performing equivalent functions).

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

In this section we summarize the material U.S. federal income tax considerations relevant to the exchange of your old notes for exchange notes in the exchange offer and the ownership and disposition of the exchange notes for cash at original issue by an individual or entity who or which holds notes as capital assets for purposes of the U.S. Internal Revenue Code. This summary does not purport to be a complete analysis of all potential tax considerations relating to the exchange notes. The U.S. Internal Revenue Code contains rules relating to securities held by special categories of holders, including financial institutions, certain insurance companies, broker-dealers, tax-exempt organizations, traders in securities that elect to mark-to-market accounting, investors liable for the alternative minimum tax, investors that hold the notes as part of a straddle or a hedging or conversion transaction, and investors whose functional currency is not the U.S. dollar. We do not discuss these rules and holders who are in special categories should consult their own tax advisors.

This discussion is based on the current provisions of:

•	the U.S. Internal Revenue Code and current and proposed regulations under the U.S. Internal Revenue Code;

•	the administrative policies published by the U.S. Internal Revenue Service or “IRS”; and

•	judicial decisions;

all of which are subject to change either prospectively or retroactively.

We intend this summary to be a general description of the U.S. federal income tax considerations material to the exchange of your old notes for exchange notes in the exchange offer and the ownership and disposition of the exchange notes for cash at original issue by an individual or entity who or which holds notes as capital assets for purposes of the U.S. Internal Revenue Code. We do not discuss U.S., state, local, foreign or other tax laws, including gift and estate tax laws, that may apply.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

We have not sought and will not seek any rulings from the IRS on the matters discussed in this section. The IRS may take a different position on the tax consequences of the exchange of your old notes for exchange notes in the exchange offer and the ownership and disposition of the exchange notes for cash at original issue by an individual or entity who or which holds notes as capital assets for purposes of the U.S. Internal Revenue Code.

We refer to you as a “U.S. Holder” if you are an individual or entity who or that is:

•	for purposes of the U.S. Internal Revenue Code, a citizen or resident in the U.S.;

•	a corporation or other entity created or organized under the laws of the U.S. or any political subdivision of the U.S.;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust which either (1) is subject to supervision of a court within the U.S. and the control of one or more U.S. persons, or (2) has elected to be treated as a U.S. person.

We refer to persons who or that are not “U.S. holders” as “non-U.S. holders.”

If a partnership holds exchange notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnerships, should consult their tax advisors regarding the tax consequences of the ownership and disposition of the notes.

U.S. Holders

Exchange Offer.    As a U.S. holder, you will not recognize taxable gain or loss from exchanging old notes for exchange notes in the registered exchange offer. The holding period of the exchange notes will include the holding period of the old notes that are exchanged for the exchange notes. The adjusted tax basis of the exchange notes will be the same as the adjusted tax basis of the old notes exchanged for the exchange notes immediately before the exchange.

Interest.    If you are a U.S. holder, the stated interest on the exchange notes generally will be taxable to you as ordinary income at the time that it is paid or accrued, in accordance with your method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Other Taxable Disposition of a Note.    As a U.S. holder, you will recognize gain or loss on the sale, retirement, redemption or other taxable disposition of an exchange note in an amount equal to the difference between (1) the amount of cash and the fair market value of other property received in exchange for the exchange note, other than amounts for accrued but unpaid stated interest not previously included in income, which will be taxable as ordinary income, and (2) your adjusted tax basis in the note. Your adjusted tax basis in the note generally will equal the cost of the exchange note. Any gain or loss recognized will generally be capital gain or loss. The capital gain or loss will generally be long-term capital gain or loss if you have held the exchange note for more than one year. Otherwise, the capital gain or loss will be a short-term capital gain or loss. The deductibility of capital losses is subject to limitations.

Market Discount.    U.S. holders should be aware that the resale of the exchange notes may be affected by the “market discount” rules of the U.S. Internal Revenue Code under which a purchaser of an exchange note acquiring the exchange note at a market discount generally would be required to include as ordinary income a portion of the gain realized upon the disposition or retirement of such exchange note, to the extent of the market discount that has accrued but not been included in income while the debt instrument was held by such purchaser.

Discharge of Obligations.    Under certain circumstances, we may discharge our obligations under the indenture prior to maturity of the notes by depositing funds with the trustee in an amount which, together with earnings thereon, will be sufficient to pay and discharge the entire amount of principal and interest due on the notes through maturity. See “Description of Exchange Notes — Satisfaction and Discharge.” If we choose to exercise this right, it is possible that you will recognize income or gain at different times or in different amounts than otherwise described in this discussion of material U.S. federal income tax considerations.

Backup Withholding and Information Reporting.    As a U.S. holder, you may be subject to information reporting and possible backup withholding. If applicable, backup withholding would apply to payments of interest on, or the proceeds of a sale, exchange, redemption, retirement, or other disposition of, an exchange note, unless you (1) are a corporation or come within other exempt categories and, when required, demonstrate this fact, or (2) provide us or our paying agent with your taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with the backup withholding rules.

Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

Interest

If you are a non-U.S. holder, interest paid to you on the exchange notes will not be subject to U.S. federal withholding tax if:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock;

•	you are not a “controlled foreign corporation” for U.S. federal income tax purposes that is related to us, directly or indirectly, through stock ownership;

•	you are not a bank that received the old note on an extension of credit made under a loan agreement entered into in the ordinary course of your trade or business; and

•	either (1) you, as the beneficial owner of the exchange note, provide us or our paying agent with a statement, on U.S. Treasury Form W-8BEN or a suitable substitute form, signed under penalties of perjury that includes your name and address and certifies that you are not a U.S. person, or (2) an exemption is otherwise established. If you hold your exchange notes through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable U.S. Treasury Regulations.

If these requirements are not met, a 30% U.S. federal withholding tax will apply to payments of interest on the exchange notes unless you provide us with a properly executed and updated (1) U.S. Treasury Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty or (2) U.S. Treasury Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business.

If you are engaged in a trade or business in the U.S. and interest on an exchange note is effectively connected with your conduct of that trade or business, you will be required to pay U.S. federal income tax on that interest on a net income basis (although payments to you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a U.S. person as defined under the Internal Revenue Code. If you are eligible for the benefit of a tax treaty, effectively connected income generally will be subject to U.S. federal income tax only if it is attributable to a “permanent establishment” in the U.S. In addition, if you are a foreign corporation, you may be required to pay a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable U.S. income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S., provided the required information is properly furnished to the IRS.

Sale, Exchange or Other Taxable Disposition of an Exchange Note.    As a non-U.S. holder, gain realized by you on the sale, exchange or redemption of an exchange note (except, in the case of redemptions, with respect to accrued and unpaid interest, which would be taxable as described above) generally will not be subject to U.S. federal withholding tax. However, gain will be subject to U.S. federal income tax if (1) the gain is effectively connected with your conduct of a trade or business in the U.S., (2) you are an individual who is present in the U.S. for a total of 183 days or more during the taxable year in which the gain is realized and other conditions are satisfied, or (3) you are subject to tax under U.S. tax laws that apply to certain U.S. expatriates. If your gain is described in clause (1) above, you generally will be required to pay U.S. federal income tax on the net gain derived from the sale. If you are a corporation, then you may be required to pay a branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty) on any such effectively connected gain. If you are described in clause (2) above, you will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the U.S. If you are a holder described in clause (3) above, you should consult your tax advisor to determine the U.S. federal, state, local and other tax consequences that may be relevant to you.

Backup Withholding and Information Reporting.

The amount of any interest paid to, and the tax withheld with respect to, a non-U.S. holder, must generally be reported annually to the IRS and to such non-U.S. holder, regardless of whether any tax was actually withheld.

Payments on the exchange notes made by us or our paying agent to noncorporate non-U.S. holders may be subject to information reporting and possibly to “backup withholding.” Information reporting and backup withholding generally do not apply, however, to payments made by us or our paying agent on an exchange note if we (1) have received from you the U.S. Treasury Form W-8BEN or a suitable substitute form as described above under “Non-U.S. Holders — Interest,” or otherwise establish an exemption and (2) do not have actual knowledge or reason to know that you are a U.S. holder.

Payment of proceeds from a sale of an exchange note to or through the U.S. office of a broker is subject to information reporting and backup withholding unless you certify as to your non-U.S. status or otherwise establish an exemption from information reporting and backup withholding and the broker does not have actual knowledge or reason to know that you are a U.S. holder. Payment outside the U.S. of the proceeds of the sale of an exchange note to or through a foreign office of a “broker,” as defined in the applicable U.S. Treasury Regulations, should not be subject to information reporting or backup withholding. However, U.S. information reporting, but not backup withholding, generally will apply to a payment made outside the U.S. of the proceeds of a sale of an exchange note through an office outside the U.S. of a broker if the broker:

•	is a U.S. person;

•	is a foreign person who derives 50% or more of its gross income from the conduct of a U.S. trade or business;

•	is a “controlled foreign corporation” for U.S. federal income tax purposes; or

•	is a foreign partnership, if at any time during its taxable year, one or more of its partners are U.S. persons, as defined in U.S. Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its taxable year, the foreign partnership is engaged in a U.S. trade or business.

However, information reporting will not apply if (1) you certify as to your non-U.S. status or the broker has documentary evidence in its records that you are a non-U.S. holder, and certain other conditions are met or (2) an exemption is otherwise established.

Any amounts withheld under the backup withholding regulations from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability, provided that you follow the requisite procedures.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for old notes where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities. We have agreed that, starting at the expiration date and ending 180 days after the expiration date, or such shorter period ending when all exchange notes held by broker-dealers have been sold, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Broker-dealers may sell exchange notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the exchange notes; or

•	through a combination of the above methods of resale,

at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay certain expenses incident to the exchange offer (including the expenses of one counsel for the holders of old notes), other than commissions and concessions of any broker-dealer. We also will provide indemnification against specified liabilities, including liabilities that may arise under the Securities Act, to holders of old notes in the exchange offer for exchange notes.

By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us before using the prospectus in connection with the sale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which:

•	makes any statement in the prospectus untrue in any material respect; or

•	requires the making of any changes in the prospectus to make the statements in the prospectus not misleading,

which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for Boyd Gaming Corporation by Morrison & Foerster LLP, Irvine, California.

EXPERTS

Boyd Gaming

The consolidated financial statements incorporated by reference in this prospectus from Boyd Gaming’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference, (which report expresses an unqualified opinion and includes an explanatory paragraph on Boyd Gaming’s adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets) and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Coast Casinos

The consolidated financial statements of Coast Casinos, Inc. and Subsidiaries incorporated in this prospectus by reference to the Annual Report on Form 10-K of Coast Casinos, Inc. for the year ended December 31, 2003, have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the exchange offer covered by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the company. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the company since the dates as of which information is given in this prospectus. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

Until January 25, 2005 (180 days after the expiration date of this exchange offer) all dealers effecting transactions in the exchange notes, whether or not participating in this exchange offer, may be required to deliver a prospectus.

All tendered old notes, executed letters of transmittal and other related documents should be directed to the exchange agent. Questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal and other related documents should be addressed to the exchange agent as follows:

The exchange agent for the exchange offer is:

WELLS FARGO BANK, NATIONAL ASSOCIATION

Corporate Trust Department

707 Wilshire Blvd., 17th Floor

Los Angeles, CA 90017

Attention: Jeanie Mar, Vice President

By Facsimile Transmission:

(213) 614-3355

To confirm by telephone

or for information:

(213) 614-3349

(Originals of all documents submitted by facsimile should be sent promptly by hand, overnight courier, or registered or certified mail).

$350,000,000

Offer to Exchange

6.75% Senior Subordinated Notes Due 2014,

Which Have Been Registered Under the Securities Act of 1933,

for any and all Outstanding 6.75% Senior Subordinated Notes Due 2014

PROSPECTUS

Dated June 25, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Under Sections 78,7502, 78.751 and 78.752 of the Nevada Revised Statutes, the Company has broad powers to indemnify and insure its directors and officers against liabilities they may incur in their capacities as such.

Article IX of the Company’s Restated Articles of Incorporation and Article 10 of the Company’s Restated Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. The Company also has entered into Indemnification Agreements with its executive officers and directors and provides indemnity insurance pursuant to which directors and officers are indemnified or insured against liability or loss under certain circumstances which may include liability, or related loss under the Securities Act and the Exchange Act.

Item 21.    Exhibits and Financial Statement Schedules

(a) Exhibits

EXHIBIT INDEX

Exhibit Number	Document
2.1(23)	Partner Interest Purchase Agreement dated as of January 20, 2004 by and among Harrah’s Shreveport/Bossier City Investment Company LLC, Harrah’s Bossier City Investment Company, LLC, Red River Entertainment of Shreveport Partnership in Commendam, Boyd Shreveport, L.L.C., Boyd Red River, L.L.C., and Boyd Gaming Corporation.

2.2(24)	Agreement and Plan of Merger dated as of February 6, 2004 among Boyd Gaming Corporation, BGC Inc. and Coast Casinos Inc.

3.1(2)	Restated Articles of Incorporation.

3.2(7)	Restated Bylaws.

3.3(6)	Certificate of Amendment of Articles of Incorporation.

3.4(11)	Certificate of Amendment of Articles of Incorporation.

4.1(14)	Registration Rights Agreement, dated as of July 26, 2001, by and among the Registrant, as Issuers, certain subsidiaries of the Registrant, as Guarantors, and the Initial Purchasers named therein.

4.2(14)	Form of Indenture relating to $200,000,000 aggregate principal amount of 9.25% Senior Notes due 2009, dated as of July 26, 2001, by and among the Registrant, as Issuer, certain subsidiaries of the Registrant, as Guarantors, and The Bank of New York, as Trustee, including the Form of the Note.

4.3(16)	Registration Rights Agreement, dated as of April 8, 2002, by and between the Registrant, as Issuer, and the Initial Purchasers named therein.

4.4(16)	Form of Indenture relating to $250,000,000 aggregate principal amount of 8.75% Senior Subordinated Notes due 2012, dated as of April 8, 2002, by and between the Registrant, as Issuer, and Wells Fargo Bank, National Association, as Trustee, including the Form of Note.

4.5(18)	Registration Rights Agreement, dated as of December 30, 2002, by and between the Registrant, as Issuer, and the Initial Purchasers named therein.

4.6(18)	Form of Indenture relating to $300,000,000 aggregate principal amount of 7.75% Senior Subordinated Notes due 2012, dated as of December 30, 2002, by and between the Registrant, as Issuer, and Wells Fargo Bank, National Association, as Trustee, including Form of Note.

4.7†	Registration Rights Agreement, dated as of April 15, 2004, by and between the Registrant, as Issuer, and the Initial Purchasers named therein.

Exhibit Number	Document

4.8†	Form of Indenture relating to $350,000,000 aggregate principle amount of 6.75% Senior Subordinated Notes due 2014, dated as of April 15, 2004, by and between the Registrant, as Issuer and the Initial Purchasers named therein.

5.1†	Opinion of Morrison & Foerster LLP.

10.1(1)	Ninety-Nine Year Lease dated June 30, 1954, by and among Fremont Hotel, Inc., and Charles L. Ronnow and J.L. Ronnow, and Alice Elizabeth Ronnow.

10.2(1)	Lease Agreement dated October 31, 1963, by and between Fremont Hotel, Inc. and Cora Edit Garehime.

10.3(1)	Lease Agreement dated December 31, 1963, by and among Fremont Hotel, Inc., Bank of Nevada and Leon H. Rockwell, Jr.

10.4(1)	Lease Agreement dated June 7, 1971, by and among Anthony Antonacci, Margaret Fay Simon and Bank of Nevada, as Co-Trustees under Peter Albert Simon’s Last Will and Testament, and related Assignment of Lease dated February 25, 1985 to Sam-Will, Inc. and Fremont Hotel, Inc.

10.5(4)	Lease Agreement dated July 25, 1973, by and between CH&C and William Peccole, as Trustee of the Peter Peccole 1970 Trust.

10.6(1)	Lease Agreement dated July 1, 1974, by and among Fremont Hotel, Inc. and Bank of Nevada, Leon H. Rockwell, Jr. and Margorie Rockwell Riley.

10.7(1)	Ninety-Nine Year Lease dated December 1, 1978 by and between Matthew Paratore, and George W. Morgan and LaRue Morgan, and related Lease Assignment dated November 10, 1987 to Sam-Will, Inc., d/b/a/ Fremont Hotel and Casino.

10.8(2)	Casino Management Agreement dated August 30, 1993, by and between Treasure Chest Casino, L.L.C. and Boyd Kenner, Inc.

10.9(4)	Amended and Restated Operating Agreement dated August 5, 1994, by and between Treasure Chest Casino, L.L.C. and Boyd Kenner, Inc.

10.10(2)	Form of Indemnification Agreement.

10.11(2)	1993 Flexible Stock Incentive Plan and related agreements.

10.12(8)	1993 Directors Non-Qualified Stock Option Plan and related agreements.

10.13(2)	1993 Employee Stock Purchase Plan and related agreement.

10.14(1)	401(k) Profit Sharing Plan and Trust.

10.15(5)	Joint Venture Agreement of Stardust A.C., dated as of May 29, 1996, by and between MAC, Corp., a New Jersey Corporation, which is a wholly-owned subsidiary of Mirage Resorts Incorporated, a Nevada Corporation, and Grand K, Inc., a Nevada Corporation, which is a wholly-owned subsidiary of the Company. (Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment for this Agreement.)

10.16(3)	Amended and Restated Joint Venture Agreement of Stardust A.C.

10.17(9)	Unit Purchase Agreement among the Company, Boyd Indiana, Inc., Blue Chip Casino, Inc., Blue Chip Casino, LLC, and certain individuals, dated as of June 27, 1999.

10.18(10)	2000 Executive Management Incentive Plan.

10.19(11)	1996 Stock Incentive Plan (as amended on May 25, 2000).

10.20(12)	Second Amended and Restated Joint Venture Agreement with Marina District Development Company dated as of August 31, 2000.

10.21(13)	Contribution and Adoption Agreement by and among Marina District Development Holding Co., LLC, MAC, Corp. and Boyd Atlantic City, Inc. effective as of December 13, 2000.

Exhibit Number	Document

10.22(13)	Guaranty of Performance and Completion dated December 13, 2000.

10.23(15)	2002 Stock Incentive Plan.

10.24(17)	Second Amended and Restated Credit Agreement dated as of June 24, 2002, among Boyd Gaming Corporation as the Borrower, certain commercial lending institutions as the Lenders, Canadian Imperial Bank of Commerce as the Administrative Agent, Bank of America, National Association and Wells Fargo Bank, N.A. as Co-Syndication Agents and Credit Lyonnais New York Branch and Deutsche Bank Securities, Inc. as Co-Documentation Agents.

10.25(19)	Letter agreement between MAC, Corp. and Boyd Atlantic City, Inc. dated January 16, 2002 related to an increase in scope of construction of Borgata.

10.26(19)	Letter agreement between MAC, Corp. and Boyd Atlantic City, Inc. dated September 18, 2002 related to an increase in scope of construction of Borgata.

10.27(19)	Letter agreement between MAC, Corp. and Boyd Atlantic City, Inc. dated February 21, 2003 related to an increase in scope of construction of Borgata.

10.28(19)	Annual Incentive Plan.

10.29(20)	Letter agreement between MAC, Corp. and Boyd Atlantic City, Inc. dated May 30, 2003 related to an increase in scope of construction of Borgata.

10.30(20)	First Amendment to Second Amended and Restated Credit Agreement dated as of June 30, 2003, and effective as of July 31, 2003, by and among the Registrant as the Borrower, and certain commercial lending institutions named therein.

10.31(21)	Supplemental Indenture, relating to the 9.25% senior notes due 2009, among Boyd Louisiana Racing, Inc., a subsidiary of the Company, and The Bank of New York, as trustee under the Indenture, dated as of April 30, 2003.

10.32(21)	Supplemental Indenture, relating to the 9.25% senior notes due 2009, among Boyd Racing, L.L.C., a subsidiary of the Company, and The Bank of New York, as trustee under the Indenture, dated as of April 30, 2003.

10.33(24)	Stockholders Agreement dated as of February 6, 2004, among Boyd Gaming Corporation and the stockholders of Coast Casinos, Inc. party thereto.

12.1†	Computation of Ratio of Earnings to Fixed Charges.

21.1(25)	Subsidiaries of Registrant.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of PricewaterhouseCoopers LLP

23.3†	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).

24.1†	Power of Attorney (included in Part II of this Registration Statement).

25.1†	Statement of Eligibility of Wells Fargo Bank, National Association, as trustee, on Form T-1.

99.1†	Form of Letter of Transmittal.

99.2†	Form of Notice of Guaranteed Delivery.

99.3†	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

†	Previously filed.
(1)	Incorporated by reference to the Registration Statement on Form S-1, File No. 33-51672, of California Hotel and Casino and California Hotel Finance Corporation, which was declared effective on November 18, 1992.
(2)	Incorporated by reference to the Company’s Registration Statement on Form S-1, File No. 33-64006, which was declared effective on October 15, 1993.

(3)	Incorporated by reference to Exhibit 10.55 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.
(4)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended June 30, 1995.
(5)	Incorporated by reference to the Exhibit 10.1 of the Registrant’s Current Report on Form 8-K dated June 7, 1996.
(6)	Incorporated by reference to Exhibit 3.1 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.
(7)	Incorporated by reference to Exhibit 3.2 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.
(8)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8, File No. 333-79895, dated June 3, 1999.
(9)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.
(10)	Incorporated by reference to Appendix A of the Registrant’s Definitive Proxy Statement filed with the Commission on April 21, 2000.
(11)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.
(12)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.
(13)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000.
(14)	Incorporated by reference to the Registrant’s Registration Statement on Form S-4, File No. 333-69566, which was declared effective on December 5, 2001.
(15)	Incorporated by reference to Exhibit A of the Registrant’s Definitive Proxy Statement filed with the Commission on April 12, 2002.
(16)	Incorporated by reference to the Registrant’s Registration Statement on Form S-4, File No. 333-89774, which was declared effective on June 19, 2002.
(17)	Incorporated by reference to Exhibit 10.31 of the Registrant’s Current Report on Form 8-K dated June 27, 2002.
(18)	Incorporated by reference to the Registrant’s Registration Statement on Form S-4, File No. 333-103023, which was declared effective on May 15, 2003.
(19)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.
(20)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.
(21)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
(22)	Incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K dated January 20, 2004.
(23)	Incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K dated February 6, 2004.
(24)	Incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K dated February 9, 2004.
(25)	Incorporated by reference to Exhibit 21.1 of the Registrant’s Quarterly Report on Form 10-Q dated May 7, 2004.

(b) Financial Statement Schedules

Schedule I (incorporated by reference)

Item 22.    Undertakings

(a) The undersigned registrant hereby undertakes that

(1) For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Las Vegas, State of Nevada, on June 25, 2004.

BOYD GAMING CORPORATION

By:	/s/ ELLIS LANDAU
Ellis Landau Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* William S. Boyd	Chief Executive Officer, Chairman of the Board of Directors and Director (Principal Executive Officer)	June 25, 2004

* Marianne Boyd Johnson	Vice Chairman of the Board, Senior Vice President and Director	June 25, 2004

* Donald D. Snyder	President and Director	June 25, 2004

* Robert L. Boughner	Director	June 25, 2004

* William R. Boyd	Vice President and Director	June 25, 2004

/s/ ELLIS LANDAU Ellis Landau	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	June 25, 2004

Signature	Title	Date

* Jeffrey G. Santoro	Vice President and Controller (Principal Accounting Officer)	June 25, 2004

* Frederick J. Schwab	Director	June 25, 2004

* Michael O. Maffie	Director	June 25, 2004

* Maj. Gen. Billy G. McCoy, Ret. USAF	Director	June 25, 2004

* LUTHER W. MACK, JR.	Director	June 25, 2004

* Veronica J. Wilson	Director	June 25, 2004

* Peter M. Thomas	Director	June 25, 2004

*By:	/s/ ELLIS LANDAU
Ellis Landau
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Document

2.1(23)	Partner Interest Purchase Agreement dated as of January 20, 2004 by and among Harrah’s Shreveport/Bossier City Investment Company LLC, Harrah’s Bossier City Investment Company, LLC, Red River Entertainment of Shreveport Partnership in Commendam, Boyd Shreveport, L.L.C., Boyd Red River, L.L.C., and Boyd Gaming Corporation.

2.2(24)	Agreement and Plan of Merger dated as of February 6, 2004 among Boyd Gaming Corporation, BGC Inc. and Coast Casinos Inc.

3.1(2)	Restated Articles of Incorporation.

3.2(7)	Restated Bylaws.

3.3(6)	Certificate of Amendment of Articles of Incorporation.

3.4(11)	Certificate of Amendment of Articles of Incorporation.

4.1(14)	Registration Rights Agreement, dated as of July 26, 2001, by and among the Registrant, as Issuers, certain subsidiaries of the Registrant, as Guarantors, and the Initial Purchasers named therein.

4.2(14)	Form of Indenture relating to $200,000,000 aggregate principal amount of 9.25% Senior Notes due 2009, dated as of July 26, 2001, by and among the Registrant, as Issuer, certain subsidiaries of the Registrant, as Guarantors, and The Bank of New York, as Trustee, including the Form of the Note.

4.3(16)	Registration Rights Agreement, dated as of April 8, 2002, by and between the Registrant, as Issuer, and the Initial Purchasers named therein.

4.4(16)	Form of Indenture relating to $250,000,000 aggregate principal amount of 8.75% Senior Subordinated Notes due 2012, dated as of April 8, 2002, by and between the Registrant, as Issuer, and Wells Fargo Bank, National Association, as Trustee, including the Form of Note.

4.5(18)	Registration Rights Agreement, dated as of December 30, 2002, by and between the Registrant, as Issuer, and the Initial Purchasers named therein.

4.6(18)	Form of Indenture relating to $300,000,000 aggregate principal amount of 7.75% Senior Subordinated Notes due 2012, dated as of December 30, 2002, by and between the Registrant, as Issuer, and Wells Fargo Bank, National Association, as Trustee, including Form of Note.

4.7†	Registration Rights Agreement, dated as of April 15, 2004, by and between the Registrant, as Issuer, and the Initial Purchasers named therein.

4.8†	Form of Indenture relating to $350,000,000 aggregate principle amount of 6.75% Senior Subordinated Notes due 2014, dated as of April 15, 2004, by and between the Registrant, as Issuer and the Initial Purchasers named therein.

5.1†	Opinion of Morrison & Foerster LLP.

10.1(1)	Ninety-Nine Year Lease dated June 30, 1954, by and among Fremont Hotel, Inc., and Charles L. Ronnow and J.L. Ronnow, and Alice Elizabeth Ronnow.

10.2(1)	Lease Agreement dated October 31, 1963, by and between Fremont Hotel, Inc. and Cora Edit Garehime.

10.3(1)	Lease Agreement dated December 31, 1963, by and among Fremont Hotel, Inc., Bank of Nevada and Leon H. Rockwell, Jr.

10.4(1)	Lease Agreement dated June 7, 1971, by and among Anthony Antonacci, Margaret Fay Simon and Bank of Nevada, as Co-Trustees under Peter Albert Simon’s Last Will and Testament, and related Assignment of Lease dated February 25, 1985 to Sam-Will, Inc. and Fremont Hotel, Inc.

10.5(4)	Lease Agreement dated July 25, 1973, by and between CH&C and William Peccole, as Trustee of the Peter Peccole 1970 Trust.

10.6(1)	Lease Agreement dated July 1, 1974, by and among Fremont Hotel, Inc. and Bank of Nevada, Leon H. Rockwell, Jr. and Margorie Rockwell Riley.

Exhibit Number	Document

10.7(1)	Ninety-Nine Year Lease dated December 1, 1978 by and between Matthew Paratore, and George W. Morgan and LaRue Morgan, and related Lease Assignment dated November 10, 1987 to Sam-Will, Inc., d/b/a/ Fremont Hotel and Casino.

10.8(2)	Casino Management Agreement dated August 30, 1993, by and between Treasure Chest Casino, L.L.C. and Boyd Kenner, Inc.

10.9(4)	Amended and Restated Operating Agreement dated August 5, 1994, by and between Treasure Chest Casino, L.L.C. and Boyd Kenner, Inc.

10.10(2)	Form of Indemnification Agreement.

10.11(2)	1993 Flexible Stock Incentive Plan and related agreements.

10.12(8)	1993 Directors Non-Qualified Stock Option Plan and related agreements.

10.13(2)	1993 Employee Stock Purchase Plan and related agreement.

10.14(1)	401(k) Profit Sharing Plan and Trust.

10.15(5)	Joint Venture Agreement of Stardust A.C., dated as of May 29, 1996, by and between MAC, Corp., a New Jersey Corporation, which is a wholly-owned subsidiary of Mirage Resorts Incorporated, a Nevada Corporation, and Grand K, Inc., a Nevada Corporation, which is a wholly-owned subsidiary of the Company. (Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment for this Agreement.)

10.16(3)	Amended and Restated Joint Venture Agreement of Stardust A.C.

10.17(9)	Unit Purchase Agreement among the Company, Boyd Indiana, Inc., Blue Chip Casino, Inc., Blue Chip Casino, LLC, and certain individuals, dated as of June 27, 1999.

10.18(10)	2000 Executive Management Incentive Plan.

10.19(11)	1996 Stock Incentive Plan (as amended on May 25, 2000).

10.20(12)	Second Amended and Restated Joint Venture Agreement with Marina District Development Company dated as of August 31, 2000.

10.21(13)	Contribution and Adoption Agreement by and among Marina District Development Holding Co., LLC, MAC, Corp. and Boyd Atlantic City, Inc. effective as of December 13, 2000.

10.22(13)	Guaranty of Performance and Completion dated December 13, 2000.

10.23(15)	2002 Stock Incentive Plan.

10.24(17)	Second Amended and Restated Credit Agreement dated as of June 24, 2002, among Boyd Gaming Corporation as the Borrower, certain commercial lending institutions as the Lenders, Canadian Imperial Bank of Commerce as the Administrative Agent, Bank of America, National Association and Wells Fargo Bank, N.A. as Co-Syndication Agents and Credit Lyonnais New York Branch and Deutsche Bank Securities, Inc. as Co-Documentation Agents.

10.25(19)	Letter agreement between MAC, Corp. and Boyd Atlantic City, Inc. dated January 16, 2002 related to an increase in scope of construction of Borgata.

10.26(19)	Letter agreement between MAC, Corp. and Boyd Atlantic City, Inc. dated September 18, 2002 related to an increase in scope of construction of Borgata.

10.27(19)	Letter agreement between MAC, Corp. and Boyd Atlantic City, Inc. dated February 21, 2003 related to an increase in scope of construction of Borgata.

10.28(19)	Annual Incentive Plan.

10.29(20)	Letter agreement between MAC, Corp. and Boyd Atlantic City, Inc. dated May 30, 2003 related to an increase in scope of construction of Borgata.

10.30(20)	First Amendment to Second Amended and Restated Credit Agreement dated as of June 30, 2003, and effective as of July 31, 2003, by and among the Registrant as the Borrower, and certain commercial lending institutions named therein.

Exhibit Number	Document

10.31(21)	Supplemental Indenture, relating to the 9.25% senior notes due 2009, among Boyd Louisiana Racing, Inc., a subsidiary of the Company, and The Bank of New York, as trustee under the Indenture, dated as of April 30, 2003.

10.32(21)	Supplemental Indenture, relating to the 9.25% senior notes due 2009, among Boyd Racing, L.L.C., a subsidiary of the Company, and The Bank of New York, as trustee under the Indenture, dated as of April 30, 2003.

10.33(24)	Stockholders Agreement dated as of February 6, 2004, among Boyd Gaming Corporation and the stockholders of Coast Casinos, Inc. party thereto.

12.1†	Computation of Ratio of Earnings to Fixed Charges.

21.1(25)	Subsidiaries of Registrant.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of PricewaterhouseCoopers LLP

23.3†	Consent of Morrison & Foerster LLP (included in Exhibit 5.1).

24.1†	Power of Attorney (included in Part II of this Registration Statement).

25.1†	Statement of Eligibility of Wells Fargo Bank, National Association, as trustee, on Form T-1.

99.1†	Form of Letter of Transmittal.

99.2†	Form of Notice of Guaranteed Delivery.

99.3†	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

†	Previously filed.
(1)	Incorporated by reference to the Registration Statement on Form S-1, File No. 33-51672, of California Hotel and Casino and California Hotel Finance Corporation, which was declared effective on November 18, 1992.
(2)	Incorporated by reference to the Company’s Registration Statement on Form S-1, File No. 33-64006, which was declared effective on October 15, 1993.
(3)	Incorporated by reference to Exhibit 10.55 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.
(4)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended June 30, 1995.
(5)	Incorporated by reference to the Exhibit 10.1 of the Registrant’s Current Report on Form 8-K dated June 7, 1996.
(6)	Incorporated by reference to Exhibit 3.1 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.
(7)	Incorporated by reference to Exhibit 3.2 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.
(8)	Incorporated by reference to the Registrant’s Registration Statement on Form S-8, File No. 333-79895, dated June 3, 1999.
(9)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.
(10)	Incorporated by reference to Appendix A of the Registrant’s Definitive Proxy Statement filed with the Commission on April 21, 2000.
(11)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.
(12)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.
(13)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000.
(14)	Incorporated by reference to the Registrant’s Registration Statement on Form S-4, File No. 333-69566, which was declared effective on December 5, 2001.

(15)	Incorporated by reference to Exhibit A of the Registrant’s Definitive Proxy Statement filed with the Commission on April 12, 2002.
(16)	Incorporated by reference to the Registrant’s Registration Statement on Form S-4, File No. 333-89774, which was declared effective on June 19, 2002.
(17)	Incorporated by reference to Exhibit 10.31 of the Registrant’s Current Report on Form 8-K dated June 27, 2002.
(18)	Incorporated by reference to the Registrant’s Registration Statement on Form S-4, File No. 333-103023, which was declared effective on May 15, 2003.
(19)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002.
(20)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.
(21)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
(22)	Incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K dated January 20, 2004.
(23)	Incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K dated February 6, 2004.
(24)	Incorporated by reference to Exhibit 99.1 of the Registrant’s Current Report on Form 8-K dated February 9, 2004.
(25)	Incorporated by reference to Exhibit 21.1 of the Registrant’s Quarterly Report on Form 10-Q dated May 7, 2004.